UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2nd QUARTER

2018

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

Bradesco
Pra frente.

1 - Press Release	3
Main Information	4
Recurring Net Income vs. Book Net Income	5
Summarized Analysis of Recurring Income	5
Main Economic Indicators	9
Guidance	9
2 - Economic and Financial Analysis	11
Interest - Earning and Non-Interest Earning Portions	12
NII - Interest Earning Portion	13
Main Indicators of Loan Portfolio	14
Loan Portfolio	16
Expanded Loan Portfolio	17
Main Funding Sources	21
Insurance, Pension and Capitalization	22
Fee and Commission Income	27
Operating Expenses	28
Additional Information	29
Selected Information – History	30
Statement of Income – Managerial vs. Recurring	31
Balance Sheet – Consolidated	33
3 - Additional Information	35
Return to Shareholders	36
Additional Information	37
Risk Management	39
Capital Management	40
Minimum Capital Required – Grupo Bradesco Seguros	40
Basel Ratio	41
Corporate Governance	42
Compliance and Integrity Program	42
Investor Relations area – IR	42
Sustainability and Social Actions	43
4 - Independent Auditors’ Report	45
Independent Reasonable Assurance Report on the Supplementary Accounting information
46
included within the Economic and Financial Analysis Report
5 - Complete Financial Statements	49

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.
Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Information

2Q18

Recurring Net Income

"R$5.2 billion"
+ 9.7% in 12 months
+ 1.2% in the quarter

Efficiency Ratio (ER)

"41.0% in 12 months and 40.8% in the quarter"

Profitability

"Return on Average Equity 18.5%"
(Year-to-Date Recurring Net Income)

R$ million (unless otherwise stated)	2Q18	1Q18	2Q17	1H18	1H17	Variation% (unless otherwise stated) 2Q18 x 1Q18	2Q18 x 2Q17	1H18 x 1H17
Result								
Recurring Net Income [1]	5,161	5,102	4,704	10,263	9,352	1.2	9.7	9.7
Net Interest Income	15,084	15,686	15,892	30,770	31,928	(3.8)	(5.1)	(3.6)
Expanded ALL [2]	(3,437)	(3,892)	(5,378)	(7,329)	(10,660)	(11.7)	(36.1)	(31.2)
Fee and Commission Income	8,119	7,831	7,496	15,950	14,926	3.7	8.3	6.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,223	17,570	18,512	35,793	36,460	3.7	(1.6)	(1.8)
Statement of Financial Position								
Total Assets [3]	1,306,209	1,303,842	1,291,184	1,306,209	1,291,184	0.2	1.2	1.2
Expanded Loan Portfolio [4]	515,635	486,645	493,566	515,635	493,566	6.0	4.5	4.5
- Individuals	182,817	177,814	172,045	182,817	172,045	2.8	6.3	6.3
- Companies	332,818	308,831	321,521	332,818	321,521	7.8	3.5	3.5
Shareholders' Equity	113,039	113,776	106,807	113,039	106,807	(0.6)	5.8	5.8
Assets under Management	2,014,113	2,003,948	1,917,827	2,014,113	1,917,827	0.5	5.0	5.0
Highlights								
Annualized Return on Average Equity (ROAE) - % [5]	18.4	18.6	18.1	18.5	18.2	(0.2) p.p.	0.3 p.p.	0.3 p.p.
Efficiency Ratio (ER) - % [6]	40.8	40.3	40.4	41.0	40.6	0.5 p.p.	0.4 p.p.	0.4 p.p.
Recurring Net Income per Share (in the last 12 months) - R$ [7]	2.98	2.91	2.72	2.98	2.72	2.4	9.6	9.6
Market Capitalization [8]	171,604	237,219	169,618	171,604	169,618	(27.7)	1.2	1.2
Interest on Shareholders' Equity - Net	1,511	1,519	821	3,030	2,389	(0.5)	84.0	26.8
Delinquency Ratio (> 90 days [9] / Loan Portfolio) - %	3.9	4.4	4.9	3.9	4.9	(0.5) p.p.	(1.0) p.p.	(1.0) p.p.
Tier I Capital - %	11.4	12.4	12.5	11.4	12.5	(1.0) p.p.	(1.1) p.p.	(1.1) p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(4) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept, includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(5) It excludes mark-to-market effect of Available-for-Sale Securities recorded under the Shareholders' Equity;
(6) For 1H18 / 1H17 considers the cumulative index in 12 months;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(9) Overdue loans.

4

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Recurring Net Income vs. Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	2Q18	1Q18	2Q17	1H18	1H17
Recurring Net Income	5,161	5,102	4,704	10,263	9,352
Non-Recurring Events	(633)	(635)	(793)	(1,268)	(1,370)
- Goodwill amortization (Gross)	(613)	(607)	(565)	(1,220)	(1,119)
- Cielo´s Regulatory Change (1)	-	-	(210)	-	(210)
- Other (2)	(20)	(28)	(18)	(48)	(41)
Book Net Income	4,528	4,467	3,911	8,995	7,982

(1) It refers to our proportional shares in Cielo, as a result of the adjustments and effects of change of the accounting standards, from IFRS/CPC to COSIF, since it began to be regulated by the Brazilian Central Bank (Bacen), which was equated to financial institutions; and (2) It refers, basically, to contingent liabilities.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	2Q18	1Q18	2Q17	1H18	1H17	Variation % 2Q18 x 1Q18	Variation % 2Q18 x 2Q17	Variation % 1H18 x 1H17
Net Interest Income	15,084	15,686	15,892	30,770	31,928	(3.8)	(5.1)	(3.6)
- NII - Interest Earning Portion	14,979	15,493	15,778	30,472	31,678	(3.3)	(5.1)	(3.8)
- NII - Non-Interest Earning Portion (1)	105	193	114	298	250	(45.6)	(7.9)	19.2
Expanded ALL	(3,437)	(3,892)	(5,378)	(7,329)	(10,660)	(11.7)	(36.1)	(31.2)
ALL Expenses	(4,369)	(4,599)	(6,534)	(8,968)	(12,430)	(5.0)	(33.1)	(27.9)
Income from Credit Recovery	1,652	1,447	2,081	3,099	3,622	14.2	(20.6)	(14.4)
Granted Discounts / Other (2)	(507)	(485)	(517)	(992)	(1,024)	4.5	(1.9)	(3.1)
Impairment of Financial Assets	(213)	(255)	(408)	(468)	(828)	(16.5)	(47.8)	(43.5)
Gross Income from Financial Intermediation	11,647	11,794	10,514	23,441	21,268	(1.2)	10.8	10.2
Income from Insurance, Pension Plans and Capitalization Bonds (3)	2,205	1,515	1,781	3,720	3,408	45.5	23.8	9.2
Fee and Commission Income	8,119	7,831	7,496	15,950	14,926	3.7	8.3	6.9
Personnel Expenses	(4,927)	(4,829)	(4,967)	(9,756)	(9,789)	2.0	(0.8)	(0.3)
Other Administrative Expenses	(4,993)	(4,810)	(4,898)	(9,803)	(9,752)	3.8	1.9	0.5
Tax Expenses	(1,831)	(1,821)	(1,718)	(3,652)	(3,490)	0.5	6.6	4.6
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	48	27	62	75	120	77.8	(22.6)	(37.5)
Other Operating Income / (Expenses)	(2,124)	(2,037)	(1,792)	(4,161)	(3,625)	4.3	18.5	14.8
Operating Income	8,144	7,670	6,478	15,814	13,066	6.2	25.7	21.0
Non-Operating Income	(17)	(9)	(34)	(26)	(86)	88.9	(50.0)	(69.8)
Income Tax / Social Contribution	(2,909)	(2,483)	(1,699)	(5,392)	(3,538)	17.2	71.2	52.4
Non-controlling interests in subsidiaries	(57)	(76)	(41)	(133)	(90)	(25.0)	39.0	47.8
Recurring Net Income	5,161	5,102	4,704	10,263	9,352	1.2	9.7	9.7

(1) Includes impairment of financial assets without characteristic of credit;

(2) Includes the result with BNDU and provision for sureties and guarantees; and

(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

Banco Bradesco 5

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Recurring Net Income

The development of the net income, both in the quarterly comparison (2Q18 vs. 1Q18) and in the annual (2Q18 vs. 2Q17), was driven by good performance of our fee and commission income and income from insurance, pension plans and capitalization bonds. In addition, again there were reductions in expenses with ALL (Expanded), as is evidenced by the improvement of the main indicators of quality of the portfolio. These factors were also the drivers of the significant evolution of the operating result in the periods.

R$ million
9.7%
1.2%
9.7%
4,704
5,102
5,161
9,352
10,263
27.0%
30.6%
30.7%
28.3%
30.6%
73.0%
69.4%
69.3%
71.7%
69.4%
2Q17
1Q18
2Q18
1H17
1H18
Banking Activities
Insurance Activities

Efficiency Ratio (ER)

53.7%
53.2%
52.4%
51.6%
50.4%
40.6%
40.7%
40.8%
40.9%
41.0%
40.4%
41.5%
41.3%
40.3%
40.8%
2Q17
3Q
4Q
1Q18
2Q
Quarterly Efficiency Ratio
12-month risk-adjusted efficiency ratio
12-month efficiency ratio

The behavior of the quarterly ER is impacted by the growth of operating expenses (personnel and administrative) and by the results obtained with the net interest income, which have also affected the performance shown in the cumulative index in 12 months. The constant improvement of the ER adjusted to the risk (in the last 12 months), reflects the reduction in expenses with ALL (Expanded).

Net Interest Income

R$ million
-5.1%
-3.8%
-3.6%
15,892
15,686
15,084
31,928
30,770
114
193
105
250
298
15,778
15,493
14,979
31,678
30,472
2Q17
1Q18
2Q18
1H17
1H18
NII - Interest Earning Portion
NII - Non-Interest Earning Portion

The reduction of the interest earning portion presented in the quarters is due to the decrease of the insurance margin and lower results in asset and liability management (ALM) reflecting the volatility of the market of shares, the movements of the price indices and of the interest rate. It is important to highlight the growth of the results with the credit intermediation presented in relation to the 1Q18, reflecting an increase in the average volume of business, highlighting the credit allocated to individuals.

6

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)

4.4%
3.2%
2.7%
▼ -31.2%
10,660
▼ -36.1%
▼ -11.7%
R$ million
5,378
3,892
3,437
7,329
9,832
4,970
3,637
3,224
6,861
828
408
255
213
468
2Q17
1Q18
2Q18
1H17
1H18
ALL, Loan Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The reduction in expenses with ALL (Expanded) presented both in the quarterly variation and the 2Q17, mainly reflects the improvement of the quality of the loan portfolio, and also the lower expenses with impairment of financial assets and the performance of the income from credit recoveries. It is worth noting that since the last quarter, we reclassified the expenses with the impairment of the financial assets (operations with credit features, in the expanded concept, mostly debentures) of the net interest income for the ALL, including of previous periods, for the best effect of comparability.

Fee and Commission Income

27.9
27.9
28.0
▲ 6.9%
15,950
14,926
▲ 8.3%
▲ 3.7%
R$ million
7,496
7,831
8,119
2Q17
1Q18
2Q18
1H17
1H18
Fee and Commission Income
Checking Account Holders - million

The positive sequence of the performance of our revenues from services is observed in virtually all the lines, with emphasis on the revenues with underwriting / financial advisory services, loans, consortium management, cards, custody and brokerage services, checking account and asset management. It is worth highlighting that this sequence of good results is related to the synergy gains resulting from the acquisition of HSBC Brasil and the increase in the volume of operations, reflecting the greater offer of products and services to the clients.

Income from Insurance, Pension Plans and Capitalization Bonds

▲ 23.8%
▲ 9.2%
3,720
3,408
▲ 45.5%
R$ million
1,781
1,515
2,205
2Q17
1Q18
2Q18
1H17
1H18

The evolution in the comparison to the 1Q18 reflects the greater billing, with special attention to the lines of capitalization, auto/P&C and health, and lower costs with variations of technical provisions. In comparison with the 2Q17, the growth stems from lower costs with commercialization and variations of technical provisions, which compensated the lower billing for the period.

Operating Expenses
(Personnel and Administrative)

▲ 0.1%
19,541
19,559
▲ 0.6%
▲ 2.9%
R$ million
9,865
9,639
9,920
9,789
9,756
4,967
4,829
4,927
9,752
9,803
4,898
4,810
4,993
2Q17
1Q18
2Q18
1H17
1H18
Administrative Expenses
Personnel Expenses

Personnel Expenses – the increase of expenses in the quarter reflects the higher expenses with payroll and social charges, arising from the lower concentration of holidays in 2Q18, and higher expenses on training. In comparison with the 2Q17, the reduction stems from the adjustments implemented, among which we highlight the effects of the Special Voluntary Severance Program Scheme – PDVE, which began in August 2017, and the gains of synergies arising from the acquisition of HSBC Brasil.

Administrative Expenses – the increase in expenses in the periods reflects the greater volume of business and services and higher expenses with advertising and marketing. The adjustments made, mainly, in expenses on transportation, security and surveillance, communication, rent, materials and financial system services, are evident in comparison to the 2Q17 and reflecting the synergies of the acquisition of HSBC Brasil and the strategy for optimization of points of service.

Banco Bradesco 7

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	June18	Mar18	June17	Variation % June18 x Mar18	Variation % June18 x June17
Companies	**332,818**	**308,831**	**321,521**	**7.8**	**3.5**
Large Corporates	237,868	216,907	229,021	9.7	3.9
Micro, Small and Medium-Sized Enterprises	94,950	91,924	92,500	3.3	2.6
Individuals	**182,817**	**177,814**	**172,045**	**2.8**	**6.3**
Payroll-deductible Loans	46,593	45,281	41,191	2.9	13.1
Real Estate Financing	35,618	34,396	32,926	3.6	8.2
Credit Card	33,606	32,982	33,525	1.9	0.2
CDC / Vehicle Leasing	22,167	21,584	19,470	2.7	13.9
Personal Loans	18,490	17,581	17,220	5.2	7.4
Other	26,343	25,990	27,713	1.4	(4.9)
Expanded Loan Portfolio	**515,635**	**486,645**	**493,566**	**6.0**	**4.5**

June18
18%
36%
46%
Mar18
19%
36%
45%
June17
19%
35%
46%
Micro, Small and Medium-Sized Enterprises
Large Corporates
Individuals

Delinquency Ratio over 90 days

%
Sept16
Dec
Mar17
June
Sept
Dec
Mar18
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Effective Coverage Ratio

%
Sept16
Dec
Mar17
June
Sept
Dec
Mar18
June
Net losses in 12 months (B)
E-H Non-Performing Loans
Total Provision (A)
Effective Coverage Ratio (A/B) (1)

(1) As of March 2017, it includes the provision for guarantees provided.

NPL Creation 90 days vs. Write-offs

In a sequence of drops, the NPL Creation presented its lowest level in eleven quarters, a behavior that reflects the strengthening of the policy and procedures for granting credit and credit recovery.

R$ million
4Q15
1Q16
2Q
3Q
4Q
1Q17
2Q
3Q
4Q
1Q18
2Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

8

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Economic Indicators

Main Indicators (%)	2Q18	1Q18	2Q17	1H18	1H17
Interbank Deposit Certificate (CDI)	1.56	1.59	2.54	3.17	5.65
Ibovespa	(14.76)	11.73	(3.21)	(4.76)	4.44
USD – Commercial Rate	16.01	0.48	4.41	16.56	1.51
General Market Price Index (IGP-M)	3.87	1.48	(2.67)	5.40	(1.95)
Extended Consumer Price Index (IPCA)	1.89	0.70	0.22	2.60	1.18
Business Days (#)	63	61	61	124	124
Calendar Days (#)	91	90	91	181	181
Indicators (Closing Rate)					
USD – Commercial Selling Rate - (R$)	3.8558	3.3238	3.3082	3.8558	3.3082
EMBI+ (Emerging Markets Bond Index Plus)	330	246	289	330	289
Selic - Base Interest Rate (% p.a.)	6.50	6.50	10.25	6.50	10.25
BM&F Fixed Rate (% p.a.)	7.58	6.29	8.77	7.58	8.77

Bradesco's Projections up to 2020

%	2018	2019	2020
USD - Commercial Rate (year-end) - R$	3.60	3.60	3.67
Extended Consumer Price Index (IPCA)	4.10	4.25	4.00
General Market Price Index (IGP-M)	7.70	4.26	4.25
Selic (year-end)	6.50	8.00	7.00
Gross Domestic Product (GDP)	1.50	2.50	3.00

Guidance

Perspectives for 2018

	Previous	Revised	Realized 1H18 x 1H17
Expanded Loan Portfolio	3% to 7%	3% to 7%	4.5%
NII - Interest-Earning Portion	-4% to 0%	-4% to 0%	-3.8%
Fee and Commission Income	4% to 8%	4% to 8%	6.9%
Operating Expenses (Administrative and Personnel Expenses)	-2% to 2%	-2% to 2%	0.1%
Insurance Premiums	4% to 8%	2% to 6%	-1.8%
Expanded ALL	R$16 bi to R$19 bi	R$13 bi to R$16 bi	R$7.3 bi (Realized 1H18)

As a consequence of the significant improvement of the delinquency indicators and the quality of new credits, we reviewed and reduced our initial perspectives for the expenses with provisions of credit. Regarding the insurance premiums, the review is in line with the change of perspectives of the insurance market.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on current expectations, estimates and projections of management about future events and financial trends affecting our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Banco Bradesco 9

Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

R$ million	2Q18	1Q18	2Q17	1H18	1H17		Variation
						2Q18 x	2Q18 x	1H18 x
Net Interest Income						1Q18	2Q17	1H17
NII - Interest-earning portion - due to volume						242	(76)	(577)
NII - Interest-earning portion - due to spread						(756)	(723)	(629)
- NII - Interest Earning Portion	14,979	15,493	15,778	30,472	31,678	(514)	(799)	(1,206)
- NII - Non-Interest Earning Portion	105	193	114	298	250	(88)	(9)	48
Net Interest Income	15,084	15,686	15,892	30,770	31,928	(602)	(808)	(1,158)
Average Net Interest Income Rate (1)	6.2%	6.6%	7.0%	6.4%	7.0%

(1) Average rate in the quarter/ cumulative in the period = (Net Interest Income / Total Average Assets - Repos - Permanent Assets).

Interest Earning Portion – Average Rates (12 months)

R$ million		Credit Intermediation (1)			Insurance			ALM / Other (1) (2)			Total
		NII -			NII -			NII -			NII -
		Interest	Average	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
		Earning	Balance	Rate	Earning	Balance	Rate	Earning	Balance	Rate	Earning	Rate
		Portion			Portion			Portion			Portion
	2Q18	12,127	428,486	11.4%	988	252,485	2.2%	1,864	346,714	2.1%	14,979	6.4%
	1Q18	11,690	415,962	11.6%	1,526	249,299	2.4%	2,277	367,642	2.1%	15,493	6.6%
	2Q17	12,517	425,463	12.0%	1,193	232,075	2.6%	2,068	398,788	1.7%	15,778	7.2%
	1H18	23,817	422,224	11.4%	2,514	250,892	2.2%	4,141	357,178	2.1%	30,472	6.4%
	1H17	25,298	428,936	12.0%	2,674	229,716	2.6%	3,706	403,719	1.7%	31,678	7.2%

(1)	As of 1Q18, we considered the margin of the financial assets of fixed income, with characteristics of credit (mostly debentures) in the margin of credit intermediation, formerly classified as ALM/others. For the purposes of comparability, the previous periods have been reclassified; and
(2)	It reflects, mainly, the operations of the treasury in asset and liability management (ALM).

Interest Earning Portion – Volume Variation vs. Spread

o

Credit Intermediation – the evolution in the quarter is linked, mainly, to the largest average volume of business, highlighting the origination of credit, whose daily average grew by 15% compared to the 1Q18 and by 31% in relation to the 2Q17. The reduction of the average spreads in other periods reflects the lower interest rate and the change of the mix of loan portfolios, which is directed to products with a lower rate and risk, such as, for example, credit for real estate financing, payroll-deductible loans and CDC vehicles.

o

Insurance - the performance of the periods was impacted by volatility in the stock market and a lower interest rate in relation to the 2Q17, as well as the behavior of the market indices, mainly the IGP-M, which has grown both in comparison with the previous quarter as compared to the 2Q17.

o	ALM / Other – reflect, in their majority, the operations of the treasury in managing assets/liabilities (ALM), mainly impacted by the behavior of the pre-fixed rate.

R$ million
	2Q18	1Q18	2Q17	1H18	1H17		Variation
NII - Earning Portion						2Q18 x	2Q18 x	1H18 x
Breakdown						1Q18	2Q17	1H17
Credit Intermediation	12,127	11,690	12,517	23,817	25,298	437	(390)	(1,481)
Insurance	988	1,526	1,193	2,514	2,674	(538)	(205)	(160)
ALM/Other	1,864	2,277	2,068	4,141	3,706	(413)	(204)	435
NII - Interest-Earning Portion	14,979	15,493	15,778	30,472	31,678	(514)	(799)	(1,206)

										NII - Interest-Earning
R$ million	Credit Intermediation				Insurance			ALM/Other			Portion
	2Q18 x	2Q18 x	1H18 x	2Q18 x	2Q18 x	1H18 x	2Q18 x	2Q18 x	1H18 x	2Q18 x	2Q18 x	1H18 x
Volume x Spread	1Q18	2Q17	1H17	1Q18	2Q17	1H17	1Q18	2Q17	1H17	1Q18	2Q17	1H17
NII - Interest-earning portion - due to volume	352	89	(396)	20	105	246	(130)	(270)	(427)	242	(76)	(577)
NII - Interest-earning portion - due to spread	85	(479)	(1,085)	(558)	(310)	(406)	(283)	66	862	(756)	(723)	(629)
Variation NII - Interest-Earning Portion	437	(390)	(1,481)	(538)	(205)	(160)	(413)	(204)	435	(514)	(799)	(1,206)

Earning Portion of Credit Intermediation vs. ALL (Expanded)

The increase in the average volume of business in this quarter, contributed to the growth of the credit intermediation margin, in addition, the improvement of the quality of the portfolio that has reduced the cost of delinquency (Expanded ALL) boosted the growth of the net margin in the periods.

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities (1)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk but also provide favorable conditions to gain customer loyalty.

(1) Only normal course operations.

Delinquency Ratio

Over 90 days

The delinquency ratio showed improvement for the fifth consecutive quarter, reflecting the better quality of the new captures and adjustments in the credit granting and credit recovery processes. Special highlight to the strong improvement in the segments of micro, small and medium-sized enterprises and individuals, that were benefitted also by the change of mix in the portfolio, which occurred during the periods. It is emphasized that the overdue balance of individuals and micro, small and medium-sized enterprises, in 12 months, have reduced 26% and 18%, respectively. In this quarter, we had a reduction of delinquency in large corporates, after three quarters of highs. Since the peak of total delinquency in March 2017, our index reduced by
1.7 p.p..

15-90 days

In the quarter and in the last 12 months, short-term delinquency presented improvement following the trend of reduction observed in the series. It is highlighted the improvement showed for micro, small and medium-sized enterprises. The increase in the segment of large corporates relates to specific cases.

In the 2Q18, loans were granted (without retention of risks and benefits, already written off as loss, in the amount of R$3.5 billion), which does not alter the delinquency ratios in the period. The value of the sale of these portfolios did not significantly impact the result.

Effective Coverage Ratio

Accompanying the constant improvement of the delinquency ratio and the sequential reduction in the origination of credits in arrears (NPL Creation), the net losses of recoveries estimated for June 2018 point to 3.1%, resulting in a effective coverage ratio of 300%.

NPL Creation – 90 days vs. Write-offs

As a reflection of the strengthening of the policy and of the processes of granting credit and credit recovery, the NPL Creation also follows the downward trend, reaching the lowest level of the last eleven quarters, underlining that in comparison with the previous quarter and with the 2Q17, the reduction occurred in all the segments.

We have demonstrated below the opening of the NPL Creation per business segment.

Coverage Ratio

The adjacent graph presents the behavior of the ratios covering the allowance for loan losses in relation to default credits exceeding 60 and 90 days. In June 2018, ratios showed very comfortable levels, reaching the highest historical level. Along with the allowance for loan losses required by Bacen, we have an excess provision of R$6.9 billion to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

Bacen Portfolio vs. Expanded Portfolio

The loan portfolio (Bacen), which registers a positive increase in the quarter and in the last 12 months, was driven in this quarter, mainly, by the operations with companies. The operations with individuals, in the periods, showed a positive evolution in most of the products.

We emphasize that the average daily origination remains in progress, 15% higher compared to the previous quarter (Individuals +2% and Companies +24%) and 31% higher than the daily average of the 2Q17 (Individuals +24% and Companies +36%).

In the expanded portfolio, we highlight the growth of operations with debentures and promissory notes, which in large part are designed for large corporates.

				Variation %
	June18	Mar18	June17
				Quarter	12 months
Individuals	181,751	176,879	170,876	2.8	6.4
Companies	209,054	194,520	204,777	7.5	2.1
Loan Portfolio - Bacen	390,805	371,399	375,653	5.2	4.0
Sureties and Guarantees	71,765	72,676	73,744	(1.3)	(2.7)
Operations bearing Credit Risk - Commercial Portfolio (1)	47,776	38,336	41,132	24.6	16.2
Other (2)	5,289	4,234	3,037	24.9	74.2
Expanded Loan Portfolio	515,635	486,645	493,566	6.0	4.5
(1) It includes debentures operations and promissory notes; and
(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio Breakdown By Customer Profile, Product and Currency

R$ million				Variation %
	June18	Mar18	June17
				Quarter	12 months
Individuals	182,817	177,814	172,045	2.8	6.3
Consumer Financing	120,856	117,428	111,406	2.9	8.5
Payroll-deductible Loans	46,593	45,281	41,191	2.9	13.1
Credit Card	33,606	32,982	33,525	1.9	0.2
CDC / Vehicle Leasing	22,167	21,584	19,470	2.7	13.9
Personal Loans	18,490	17,581	17,220	5.2	7.4
Real Estate Financing	35,618	34,396	32,926	3.6	8.2
Other Products	26,343	25,990	27,713	1.4	(4.9)
Rural Loans	8,323	8,032	8,356	3.6	(0.4)
BNDES/Finame Onlendings	6,214	6,376	6,633	(2.5)	(6.3)
Other	11,806	11,582	12,724	1.9	(7.2)
Companies	332,818	308,831	321,521	7.8	3.5
Working Capital	39,830	39,894	41,843	(0.2)	(4.8)
Operations Abroad	35,982	28,436	32,590	26.5	10.4
Export Financing	35,302	30,979	28,569	14.0	23.6
Real Estate Financing	25,425	25,886	28,454	(1.8)	(10.6)
BNDES/Finame Onlendings	19,858	21,945	26,479	(9.5)	(25.0)
Overdraft Account	6,787	6,894	7,195	(1.6)	(5.7)
CDC / Leasing	7,868	7,371	7,010	6.7	12.2
Rural Loans	7,300	6,248	6,719	16.8	8.6
Sureties and Guarantees	71,002	72,060	72,950	(1.5)	(2.7)
Operations bearing Credit Risk - Commercial Portfolio	47,776	38,336	41,132	24.6	16.2
Other	35,688	30,782	28,578	15.9	24.9
Expanded Loan Portfolio	515,635	486,645	493,566	6.0	4.5
Domestic Currency	472,294	451,469	452,066	4.6	4.5
Foreign Currency	43,341	35,176	41,500	23.2	4.4

Distribution by Business Sector

Besides the growth of operations of the Corporate and Middle Market segments in the quarter, we again show a positive performance in the mass market segments, such as Retail and Prime, which together have grown 9.5% in 12 months and 3.4% in the quarter, representing 35.0% of the total expanded portfolio.

R$ million							Variation %
	June18%		Mar18%		June17%
Business Segments							Quarter	12 months
Retail	133,413	25.9	129,248	26.6	121,665	24.7	3.2	9.7
Prime	46,926	9.1	45,180	9.3	42,997	8.7	3.9	9.1
Corporate	238,253	46.2	217,294	44.7	230,005	46.6	9.6	3.6
Middle Market	46,622	9.0	44,771	9.2	46,827	9.5	4.1	(0.4)
Other / Non-Checking Account Holders (1)	50,421	9.8	50,152	10.2	52,071	10.5	0.5	(3.2)
Total	515,635	100.0	486,645	100.0	493,566	100.0	6.0	4.5

(1) It consists, mostly, of non-account holders, originating from the credit cards, payroll-deductible loans and financing of vehicles activities.

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Expanded Loan Portfolio

Real Estate Financing

R$ million
Portfolio
31,719 32,298 32,589 32,926 33,305 33,687 34,396 35,618
29,215 29,466 28,612 28,454 27,712 27,179 25,886 25,425
Quartely origination
2,389 2,047 1,974 1,944 1,993 1,977 2,972 3,803
593 559 598 412 403 365 936 866
1,796 1,488 1,376 1,532 1,590 1,612 2,036 2,937
Sept16 Dec Mar17 June Sept Dec Mar18 June
Borrower
Builder
Individuals
Companies

Units Financed
7,804 11,498 13,541
2,151 3,679 3,527
5,653 7,819 10,014
2Q17 1Q18 2Q18
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector

6.0%
50.4%
June18
43.6%
Private Sector
Public Sector
Social Security National Institute (INSS)

Portfolio
67.2% 67.8% 69.2% 70.5% 71.3% 72.3% 72.0% 71.6%
R$ million
38,133 38,804 39,937 41,191 42,551 43,968 45,281 46,593
23,237 60.9%
24,175 62.3%
25,136 62.9%
26,687 64.8%
28,577 67.2%
30,182 68.6%
31,770 70.2%
33,544 72.0%
14,896 39.1%
14,629 37.7%
14,801 37.1%
14,504 35.2%
13,974 32.8%
13,786 31.4%
13,511 29.8%
13,049 28.0%
Sept16 Dec Mar17 June Sept Dec Mar18 June
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing

Portfolio
R$ million
33,169 34,116 32,215 31,198 30,670 31,009 31,351 31,880
12,451 13,611 12,172 11,263 10,400 9,867 9,432 9,416
20,718 20,505 20,043 19,935 20,270 21,142 21,919 22,464
Sept16 Dec Mar17 June Sept Dec Mar18 June
Individuals
Companies

Distribution of the Portfolio by Product

10.5%
1.6%
June18
87.9%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

18

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	June18%		Mar18%		June17%
Economic Sector
Public Sector	12,494	2.4	11,577	2.4	12,337	2.5
Oil, derivatives and aggregate activities	10,023	1.9	9,632	2.0	9,689	2.0
Production and distribution of electricity	1,228	0.2	1,194	0.2	2,049	0.4
Other sectors	1,243	0.2	751	0.2	599	0.1
Private Sector	503,141	97.6	475,068	97.6	481,229	97.5
Companies	320,324	62.1	297,254	61.1	309,184	62.6
Real estate and construction activities	34,963	6.8	35,240	7.2	36,728	7.4
Retail	32,949	6.4	29,853	6.1	32,531	6.6
Transportation and concession	24,289	4.7	24,250	5.0	25,357	5.1
Services	28,196	5.5	26,430	5.4	23,230	4.7
Wholesale	14,229	2.8	13,920	2.9	14,185	2.9
Automotive	15,199	2.9	12,691	2.6	16,279	3.3
Food products	14,119	2.7	10,727	2.2	12,602	2.6
Other sectors	156,380	30.3	144,143	29.6	148,272	30.0
Individuals	182,817	35.5	177,814	36.5	172,045	34.9
Total	515,635	100.0	486,645	100.0	493,566	100.0

Changes in the Expanded Loan Portfolio – By Rating

In addition, as a consequence of the reinforcement of the credit granting policies, and risk management, 94.1% of new borrowers were classified ratings from AA to C, collaborating with the improvement of quality of the loan portfolio.

Changes in Expanded Loan	Total Credit on		New customers between		Remaining customers
Portfolio by Rating between	June 2018		July 2017 and June 2018		from June 2017
June 2017 and 2018
	R$ million	%	R$ million	%	R$ million	%
Rating
AA - C	457,124	88.7	25,388	94.1	431,736	88.3
D	12,733	2.5	223	0.8	12,510	2.6
E - H	45,778	8.9	1,379	5.1	44,399	9.1
Total	515,635	100.0	26,990	100.0	488,645	100.0

Expanded Loan Portfolio – by Customer Profile and Rating (%)

The range represented by credits classified between AA and C presented an increase in the periods, remaining at comfortable levels.

		June18			Mar18			June17
Customer Profile		By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	88.4	2.4	9.3	87.9	2.4	9.7	89.8	2.8	7.4
Micro, Small and Medium-Sized Enterprises	85.8	3.7	10.5	84.8	3.8	11.4	83.4	4.2	12.5
Individuals	90.4	2.0	7.6	89.9	2.1	8.0	88.3	2.2	9.4
Total	88.7	2.5	8.9	88.0	2.6	9.4	88.1	2.9	9.0

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

				Variation%
				(unless otherwise
R$ million (except %)	June18	Mar18	June17	Quarter 12 months
Total Provision	35,240	35,763	37,536	(1.5)	(6.1)
- Specific	15,432	16,499	18,767	(6.5)	(17.8)
- Generic	12,905	12,365	11,855	4.4	8.9
- Excess	6,903	6,899	6,914	0.1	(0.2)
Specific Provision / Total Provision (%)	43.8	46.1	50.0	(2.3) p.p.	(6.2) p.p.
Total Provision / Loans (%)	9.0	9.6	10.0	(0.6) p.p.	(1.0) p.p.
AA - C Rated Loans / Loans (%)	88.5	87.6	87.4	0.9 p.p.	1.1 p.p.
D-rated Operations under Risk Management / Loans (%)	2.9	3.0	3.3	(0.1) p.p.	(0.4) p.p.
E-H rated Loans / Loans(%)	9.1	9.4	9.3	(0.3) p.p.	(0.2) p.p.
D-rated loans	11,175	11,137	12,331	0.3	(9.4)
Provision for D-rated loans	1,675	1,710	1,894	(2.0)	(11.6)
Provision / D-rated loans (%)	15.0	15.4	15.4	(0.4) p.p.	(0.4) p.p.
D-H rated Non-Performing Loans	22,113	23,205	25,894	(4.7)	(14.6)
Total Provision / D-to-H-rated Non-performing Loans (%)	159.4	154.1	145.0	5.3 p.p.	14.4 p.p.
E-H Rated Loans	33,828	34,901	35,104	(3.1)	(3.6)
Provision for E-H rated loans	30,836	31,478	32,957	(2.0)	(6.4)
Provision / E-H rated loans (%)	91.2	90.2	93.9	1.0 p.p.	(2.7) p.p.
E-H rated Non-Performing Loans	18,464	20,191	22,374	(8.6)	(17.5)
Total Provision / E-to-H-rated Non-performing Loans (%)	190.9	177.1	167.8	13.7 p.p.	23.1 p.p.

Funds Raised and Managed

				Variation %
R$ million				Quarter	12 months
	June18	Mar18	June17
Demand Deposits	31,882	33,177	30,601	(3.9)	4.2
Savings Deposits	103,077	101,777	95,737	1.3	7.7
Time Deposits + Debentures	179,613	156,981	178,848	14.4	0.4
Borrow ing and Onlending	53,160	50,052	56,547	6.2	(6.0)
Funds from Approvals and Issuance of Securities	153,303	142,590	131,510	7.5	16.6
Subordinated Debts	19,171	22,993	31,053	(16.6)	(38.3)
Eligible Debt Capital Instruments	23,585	23,155	22,623	1.9	4.3
Subtotal	563,791	530,725	546,919	6.2	3.1
Securities Sold Under Agreements to Repurchase (1)	246,495	273,738	270,430	(10.0)	(8.9)
Interbank Deposits	1,847	1,648	530	12.1	248.5
Working Capital (Ow n/Managed)	86,410	86,026	79,193	0.4	9.1
Foreign Exchange Portfolio	16,150	15,256	7,106	5.9	127.3
Payment of Taxes and Other Contributions	3,483	3,341	3,362	4.3	3.6
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	252,072	251,231	233,640	0.3	7.9
Funds raised	1,170,248	1,161,965	1,141,180	0.7	2.5
Investment Funds and Managed Portfolios	843,865	841,983	776,647	0.2	8.7
Total Assets under Management	2,014,113	2,003,948	1,917,827	0.5	5.0
(1) Does not consider debentures.

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of available funds within the customer service network, along with the addition of funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively.

This is a result of significant capillarity, the broad diversity of products offered, and the market’s confidence in the Bradesco brand and the important presence in the client’s sector.

Note that the use of funds provides a comfortable margin. It proves that we are capable of meeting demands for loaning funds through its own funding.

				Variation %
R$ million	June18	Mar18	June17
				Quarter	12 months
Funding vs. Investments
Demand Deposits + Sundry Floating	35,365	36,518	33,970	(3.2)	4.1
Savings Deposits	103,077	101,777	95,737	1.3	7.7
Time Deposits + Debentures	179,613	156,981	178,848	14.4	0.4
Funds from Financial Bills	149,901	139,720	128,529	7.3	16.6
Customer Funds (1)	467,956	434,996	437,084	7.6	7.1
(-) Reserve Requirements	(71,400)	(70,814)	(67,472)	0.8	5.8
(-) Available Funds (Real)	(10,495)	(14,297)	(9,680)	(26.6)	8.4
Customer Funds Net of Reserve Requirements	386,061	349,885	359,932	10.3	7.3
Borrow ing and Onlending	53,160	50,052	56,547	6.2	(6.0)
Other (Securities Abroad + Subordinated Debt + Other Borrow ers - Cards)	69,241	73,940	79,705	(6.4)	(13.1)
Total Funding (A)	508,462	473,877	496,184	7.3	2.5
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	443,870	413,969	419,822	7.2	5.7
B / A	87.3%	87.4%	84.6%	(0.1) p.p.	2.7 p.p.
(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Credit Notes (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Below is an analysis of Grupo Bradesco Seguro’s Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

				Variation %
R$ million	June18	Mar18	June17	June18 x	June18 x
				Mar18	June17
Assets
Current and Long-Term Assets	289,821	289,487	267,902	0.1	8.2
Securities	278,828	278,982	256,028	(0.1)	8.9
Life and Pension Plans	236,281	236,081	218,917	0.1	7.9
Other Lines	42,547	42,901	37,111	(0.8)	14.6
Insurance Premiums Receivable	3,676	3,431	3,768	7.1	(2.4)
Other Loans	7,317	7,073	8,106	3.4	(9.7)
Permanent Assets	6,561	6,158	5,154	6.6	27.3
Total	296,383	295,645	273,056	0.2	8.5
Liabilities
Current and Long-Term Liabilities	262,485	261,142	243,088	0.5	8.0
Tax, Civil and Labor Contingencies	2,349	2,298	2,325	2.2	1.0
Payables on Insurance, Pension Plan and Capitalization Bond Operations	592	610	622	(3.0)	(4.9)
Other liabilities	7,473	7,003	6,501	6.7	14.9
Insurance Technical Provisions	15,791	15,260	15,471	3.5	2.1
Life and Pension Plan Technical Provisions	228,408	228,269	210,812	0.1	8.3
Capitalization Bond Technical Provisions	7,873	7,702	7,357	2.2	7.0
Non-controlling Interest	649	625	588	3.8	10.4
Shareholder's Equity (1)	33,249	33,878	29,380	(1.9)	13.2
Total	296,383	295,645	273,056	0.2	8.5
(1) In June 2018, the shareholders’ equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension and capitalization), is of R$16,433 million.

Consolidated Statement of Income

						Variation %
R$ million	2Q18	1Q18	2Q17	1H18	1H17	2Q18 x	2Q18 x	1H18 x
						1Q18	2Q17	1H17
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,223	17,570	18,512	35,793	36,460	3.7	(1.6)	(1.8)
Variation from Technical Provisions for Insurance, Pension Plans and Capitalization Bonds (1)	(7,148)	(7,710)	(7,937)	(14,858)	(15,723)	(7.3)	(9.9)	(5.5)
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization	11,075	9,860	10,575	20,935	20,737	12.3	4.7	1.0
Bond Income
Retained Claims	(6,628)	(6,253)	(6,535)	(12,881)	(12,851)	6.0	1.4	0.2
Capitalization Bond Draw s and Redemptions	(1,472)	(1,265)	(1,409)	(2,737)	(2,709)	16.4	4.5	1.0
Selling Expenses	(770)	(827)	(850)	(1,597)	(1,769)	(6.9)	(9.4)	(9.7)
Results of Operations from Insurance, Pension Plans and Capitalization Bonds	2,205	1,515	1,781	3,720	3,408	45.5	23.8	9.2
General and Administrative Expenses	(752)	(690)	(724)	(1,442)	(1,426)	9.0	3.9	1.1
Tax Expenses	(204)	(205)	(215)	(409)	(462)	(0.5)	(5.1)	(11.5)
Other Operating Income / Expenses	431	410	96	841	168	5.1	-	-
Operating Income	1,680	1,030	938	2,710	1,688	63.1	79.1	60.5
Financial Results	1,016	1,612	1,011	2,628	2,510	(37.0)	0.5	4.7
Equity Results	157	157	211	314	402	-	(25.6)	(21.9)
Income before Taxes and Profit Sharing	2,853	2,799	2,160	5,652	4,600	1.9	32.1	22.9
Taxes and Contributions	(1,207)	(1,150)	(835)	(2,357)	(1,841)	5.0	44.6	28.0
Profit Sharing	(24)	(26)	(27)	(50)	(50)	(7.7)	(11.1)	-
Non-controlling interests in subsidiaries	(40)	(60)	(28)	(100)	(65)	(33.3)	42.9	53.8
Net Income	1,582	1,563	1,270	3,145	2,644	1.2	24.6	18.9

(1) It includes reinsurance premiums.
Note: For comparison purposes, the effects of non-recurring events are not considered.

Income Distribution of Grupo

Bradesco Seguros and Pension Plan

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

As compared with the previous quarter, the 2Q18 revenue showed an increase of 3.7%, driven by the “Capitalization”, “Auto/P&C” and "Health” products, which presented an increase of 17.1%, 16.9% and 2.8%, respectively.

In comparison to the 2Q17, the turnover was impacted by the lower performance of “Auto/P&C” and “Life and Pension” segments, which decreased by 7.9%, and 6.8%, being partially offset by the growth of “Capitalization” segments, with a growth of 6.8% and “Health”, which grew 6.4%.

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Insurance, Pension and Capitalization

Combined Ratio per Industry

%
105.9
107.1
104.2
101.8
103.8
107.8
102.3
98.7
101.0
99.2
100.0
101.6
96.9
99.8
100.9
94.6
67.9
63.5
57.9
55.2
62.9
60.4
59.3
56.1
3Q16
4Q
1Q17
2Q
3Q
4Q
1Q18
2Q
Health
Auto/P&C
Life

Claims Ratio per Industry

%
90.1
93.0
88.2
92.5
87.3
86.4
88.9
87.9
79.1
86.1
84.7
81.7
85.0
88.3
85.4
82.4
77.1
72.8
73.7
76.6
75.0
74.0
75.1
73.8
65.5
65.6
65.5
65.5
66.6
65.5
63.6
60.2
42.0
34.1
31.2
32.6
35.1
33.9
34.0
32.4
39.9
31.9
28.4
31.3
34.6
32.5
31.7
31.3
3Q16
4Q
1Q17
2Q
3Q
4Q
1Q18
2Q
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total
DPVAT

Expense Ratio per Industry

%
30.6
29.3
29.4
27.0
25.0
25.3
24.6
22.1
18.2
20.1
19.0
17.7
17.6
17.3
17.9
16.8
16.0
16.4
16.4
16.4
15.7
16.1
16.3
16.5
10.2
10.2
9.9
9.6
9.0
8.8
9.5
8.4
5.3
5.1
5.0
5.0
4.7
4.6
5.5
4.4
3Q16
4Q
1Q17
2Q
3Q
4Q
1Q18
2Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Technical Provisions

R$ million
213,608
223,342
229,433
233,640
239,287
246,653
251,231
252,072
191,161
200,982
207,052
210,812
217,106
224,253
228,269
228,408
8,543
8,559
8,856
9,393
9,575
9,754
10,230
10,311
7,469
7,502
7,431
7,357
7,420
7,563
7,702
7,873
5,963
5,823
5,585
5,562
4,668
4,574
4,476
4,521
Sept16
Dec
Mar17
June
Sept
Dec
Mar18
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

24

Life and pension plans

The net income for the 2Q18 was 12.3% higher than the results for the previous quarter, due to lower claims and commercialization ratios, maintenance of the administrative efficiency ratio and improvement in the billing, offset by the financial results decrease which was impacted by the behavior of the economic-financial indexes in the period.

In relation to the 2Q17, the net income increased by 12.5%, due to the increase of 18.1% in operating income, maintenance of the administrative efficiency ratio and improvement in the financial  results.

(1) Life/VGBL/PGBL/Traditional

Evaluation of Participants and Life and Personal Accident Policyholders

Health

The net income increase of the 2Q18 compared to the previous quarter and to the 2Q17, mainly reflects the higher billing, the improvement of claims, commercialization and administrative efficiency ratios, as well as the increase in the financial and equity results.

Number of Bradesco Saúde and Mediservice Policyholders

Capitalization Bonds Net income increase in the quarterly and last 12 months comparison, is due to the improvement of the operating incomes and the maintenance administrative efficiency ratio.	Auto and Property & Casualty The growth of income reflects the improvement of the claims, efficiency and commercialization ratios, mainly in Auto.

Below is the composition of fee and commission income in the respective periods:

						Variation %			As
R$ million	2Q18	1Q18	2Q17	1H18	1H17	2Q18 x	2Q18 x	1H18 x	%of
						1Q18	2Q17	1H17	1H18
Card Income	2,788	2,763	2,650	5,551	5,287	0.9	5.2	5.0	34.8
Checking Account	1,765	1,748	1,651	3,513	3,252	1.0	6.9	8.0	22.0
Asset Management	1,007	994	898	2,001	1,810	1.3	12.1	10.6	12.5
Loan Operations	801	724	774	1,525	1,505	10.6	3.5	1.3	9.6
Collections and Payments	618	612	576	1,230	1,162	1.0	7.3	5.9	7.7
Consortium Management	412	383	378	795	747	7.6	9.0	6.4	5.0
Custody and Brokerage Services	256	234	213	490	424	9.4	20.2	15.6	3.1
Underw riting / Financial Advisory Services	256	153	154	409	334	67.3	66.2	22.5	2.6
Other	216	220	202	436	405	(1.8)	6.9	7.7	2.7
Total	8,119	7,831	7,496	15,950	14,926	3.7	8.3	6.9	100.0
Business Days	63	61	61	124	124	2	2	-	-

Highlights

The above table shows the good performance of our fee and commission income, which showed a positive performance in practically all the lines. Analyzing the current quarter compared to the 1Q18 and the 2Q17, we emphasize that the revenue growth derives from the largest volume of operations, driven by a greater supply of products and services, widely available in digital and traditional channels and the higher number of business days. The results also show signs of constant improvements in the management of the products and services portfolio, as well as with benefits of the process of segmentation of clients and the gains of synergies obtained with the acquisition of HSBC Brasil.

Below are some highlights that influence the results from of fee and commission income in the periods:

o       Cards – reflection of the increase in the number of transactions and the larger volume transacted.

o       Checking Account – it reflects the improvement in the management of the portfolio of services provided, highlighting the continuous improvement process, which aims to improve and expand the variety of products offered to clients according to their segmentation.

o       Asset Management – good performance resulting from the increase in the volume of the funds and portfolios managed, highlighting the fixed income and multimarket funds.

o       Loan Operations – higher commission income over guarantees provided (guarantees and sureties) and increased credit origination.

o        Cash Management – a reflection of the greater volume of processed documents.

o        Consortium Management – good performance due to the increase in the sales made, receipt from bids and average price, ensuring the leadership of Bradesco Consórcios in the segments in which it operates (real estate, auto and trucks/machinery and equipment).

o    Custody and Brokerage Services – resulting from the higher volumes of securities traded at B3.

 o     Underwriting / Financial Advisory Services– good performance in the quarter and in 12 months as a result of the increased activity of the capital market, mainly in structured operations and of variable/fixed income.

Personnel and Administrative Expenses

						Variation %			As %
R$ million	2Q18	1Q18	2Q17	1H18	1H17	2Q18 x	2Q18 x	1H18 x	of 1H18
						1Q18	2Q17	1H17
Personnel Expenses
Structural	3,905	3,879	4,070	7,784	8,016	0.7	(4.1)	(2.9)	39.8
Payroll/Social Charges	2,831	2,757	2,934	5,588	5,754	2.7	(3.5)	(2.9)	28.6
Benefits	1,074	1,122	1,136	2,196	2,262	(4.3)	(5.5)	(2.9)	11.2
Non-Structural	1,022	950	897	1,972	1,773	7.6	13.9	11.2	10.1
Management and Employee Profit Sharing	511	466	485	977	991	9.7	5.4	(1.4)	5.0
Provision for Labor Claims	397	407	211	804	378	(2.5)	88.2	-	4.1
Training	41	21	45	62	76	95.2	(8.9)	(18.4)	0.3
Termination Costs	73	56	156	129	328	30.4	(53.2)	(60.7)	0.7
Total	4,927	4,829	4,967	9,756	9,789	2.0	(0.8)	(0.3)	49.9
Administrative Expenses
Outsourced Services	1,165	1,109	1,147	2,274	2,310	5.0	1.6	(1.6)	11.6
Depreciation and Amortization	722	713	687	1,435	1,368	1.3	5.1	4.9	7.3
Data Processing	657	604	612	1,261	1,207	8.8	7.4	4.5	6.4
Communication	432	436	445	868	929	(0.9)	(2.9)	(6.6)	4.4
Asset Maintenance	307	290	312	597	606	5.9	(1.6)	(1.5)	3.1
Rent	299	304	308	603	614	(1.6)	(2.9)	(1.8)	3.1
Advertising and Marketing	296	256	217	552	387	15.6	36.4	42.6	2.8
Financial System Services	223	240	257	463	515	(7.1)	(13.2)	(10.1)	2.4
Security and Surveillance	190	195	208	385	419	(2.6)	(8.7)	(8.1)	2.0
Transportation	189	189	200	378	389	-	(5.5)	(2.8)	1.9
Utilities (Water, Electricity and Gas)	101	106	102	207	216	(4.7)	(1.0)	(4.2)	1.1
Travel	75	54	70	129	121	38.9	7.1	6.6	0.7
Materials	64	59	69	123	146	8.5	(7.2)	(15.8)	0.6
Other	273	255	264	528	525	7.1	3.4	0.6	2.7
Total	4,993	4,810	4,898	9,803	9,752	3.8	1.9	0.5	50.1
Total Operating Expenses	9,920	9,639	9,865	19,559	19,541	2.9	0.6	0.1	100.0
Customer Service Points	74,814	74,126	72,750	74,814	72,750	0.9	2.8	2.8	-

Personnel expenses – The increase in the quarter is related to the growth of the "non-structural" part, due to the higher costs with profit sharing of the employees (PLR) and training. In relation to the "structural" part, the increase in the quarter is due to a lower concentration of holidays in the 2Q18. When compared with the 2Q17, the reduction observed in the "structural" part is related, largely, to the effects of the Special Voluntary Severance Program Scheme - PDVE, which started in August 2017, and to the gains of synergies obtained with the acquisition of HSBC Brasil. In the "non-structural" part, the variation of expenses with the provision for labor claims is mainly related to the higher volume of lawsuits.

Administrative Expenses – the increase of administrative expenses in the quarter and in the last 12 months reflects the higher volume of business and services in the periods and higher expenses with advertising and marketing. In relation to the 2Q17, it is possible to observe the adjustments made in several lines, such as financial system services, transportation, security and surveillance, communication, rent and materials, showing the gains in synergy resulting from the acquisition of HSBC Brasil and the strategy of optimization of the points of service.

Operating Coverage Ratio (1)

The coverage ratio presented an improvement for the fourth consecutive quarter, capturing the PDVE benefits, the revenue gained from the synergy of the acquisition of HSBC Brasil and the strategy of optimization of the points of service. We also highlight the higher revenue from fee and commission income, which have been capturing the positive results of the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

Other Operating Expenses, Net of Income

Other operating expenses, net income presented a growth of 4.3% in the quarter and 18.5% when compared to 2Q17, due to higher expenses in the segment of credit cards and constitution of operating provisions.

Basel Ratio

The reduction of capital tier I index is related to the mark-to-market of the securities available for sale, increase of prudential adjustments, mainly, from the tax credits originating from tax losses, and increase of the assets weighted by risk. The good internal generation capital (net income), continues with high contribution to the indicator.

R$ million	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Income Statement for the Period
Recurring Net Income (1)	5,161	5,102	4,862	4,810	4,704	4,648	4,385	4,462
Total Net Interest Income	15,084	15,686	15,813	15,361	15,892	16,036	16,440	16,931
Gross Credit Intermediation Margin	12,127	11,690	12,129	12,119	12,517	12,781	13,586	13,802
Net Credit Intermediation Margin	8,690	7,798	6,724	7,540	7,139	7,499	7,290	8,060
Expanded ALL	(3,437)	(3,892)	(5,405)	(4,579)	(5,378)	(5,282)	(6,296)	(5,742)
Fee and Commission Income	8,119	7,831	8,062	7,822	7,496	7,430	7,545	7,450
Administrative and Personnel Expenses	(9,920)	(9,639)	(10,218)	(9,863)	(9,865)	(9,676)	(10,482)	(10,267)
Insurance Written Premiums, Pension Plan Contributions and	18,223	17,570	21,192	18,637	18,512	17,948	21,247	17,733
Capitalization Bond Income
Statement of Financial Position
Total Assets (2)	1,306,209	1,303,842	1,298,328	1,311,672	1,291,184	1,294,139	1,293,559	1,270,139
Securities	598,128	585,837	584,650	572,099	540,106	549,700	549,873	509,184
Expanded Loans Portfolio	515,635	486,645	492,931	486,864	493,566	502,714	514,990	521,771
- Individuals	182,817	177,814	175,469	172,207	172,045	171,820	172,045	171,067
- Companies	332,818	308,831	317,462	314,657	321,521	330,894	342,945	350,704
Allow ance for Loan Losses (ALL)	(35,240)	(35,763)	(36,527)	(36,557)	(37,536)	(39,181)	(40,714)	(40,416)
Total Deposits	299,604	271,391	265,278	259,577	260,120	235,432	234,214	239,937
Technical Provisions	252,072	251,231	246,653	239,287	233,640	229,433	223,342	213,608
Shareholders' Equity	113,039	113,776	110,457	110,301	106,807	104,558	100,442	98,550
Assets under Management	2,014,113	2,003,948	1,987,487	1,991,708	1,917,827	1,943,687	1,904,912	1,865,755
Performance Indicators (%)
Recurring Net Income per Share - R$ (3) (4)	2.98	2.91	2.84	2.77	2.72	2.64	2.56	2.58
Book Value per Common and Preferred Share - R$ (4)	16.89	17.00	16.50	16.48	15.96	15.62	15.01	14.72
Annualized Return on Average Equity (5) (6)	18.5	18.6	18.1	18.1	18.2	18.3	17.6	17.6
Annualized Return on Average Assets (6)	1.6	1.6	1.5	1.5	1.4	1.4	1.5	1.5
12-month Net Interest Margin - NIM = Adjusted Net Interest	6.4	6.6	6.7	6.9	7.2	7.4	7.6	7.6
Income /Average Assets – Repos – Permanent Assets
Fixed Asset Ratio (7)	44.9	43.1	43.4	38.9	39.6	42.3	44.8	44.4
Combined Ratio - Insurance (8)	84.8	85.3	86.1	86.2	86.6	85.2	85.9	90.0
Efficiency Ratio (ER) (3) (11)	41.0	40.9	40.8	40.7	40.6	40.0	38.9	38.2
Coverage Ratio (Fee and Commission Income/Administrative and
Personnel Expenses) (3)	80.3	78.8	77.8	75.9	74.3	75.3	76.2	78.0
Market Capitalization - R$ million (9)	171,604	237,219	200,521	208,250	169,618	178,208	160,813	160,472
Loan Portfolio Quality (Bacen) - %
ALL / Loan Portfolio	9.0	9.6	9.9	9.9	10.0	10.3	10.4	10.1
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.8	5.4	5.6	5.7	6.0	6.7	6.5	6.4
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.9	4.4	4.7	4.8	4.9	5.6	5.5	5.4
Coverage Ratio (> 90 days (10))	230.0	219.3	211.4	207.7	202.5	182.1	188.4	189.1
Coverage Ratio (> 60 days (10))	189.4	179.7	175.0	174.6	167.0	154.0	158.8	158.3
Operating Limits %
Basel Ratio - Total (7)	14.9	15.9	17.1	17.7	16.7	15.3	15.4	15.3
Tier I Capital	11.4	12.4	13.1	13.4	12.5	12.0	12.0	11.9
- Common Equity	10.6	11.6	12.3	12.5	11.6	11.2	11.2	11.1
- Additional Capital	0.8	0.8	0.8	0.9	0.9	0.8	0.8	0.8
Tier II Capital	3.5	3.5	4.0	4.3	4.2	3.3	3.4	3.4

(1)    According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;

(2)    For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in “Complete Financial Statements” of this report;

(3)    In the last 12 months;

(4)    For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;

(5)    Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)    Year-to-Date Recurring Net Income;

(7)    Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);

(8)    Excludes additional reserves;

(9)    Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10)  Overdue loans; and

(11)  ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses).

Analytical Breakdown of Statement of Income – Managerial (1) vs. Recurring (3)

2Q18 x 1Q18
	Second Quarter of 2018				Fisrt quarter of 2018
R$ million	Managerial Income	Reclassifications (2)	Non-Recurring	DRE	Managerial Income	Reclassifications (2)	Non-Recurring	DRE
	Statement (1)	Events			Statement (1)	Events
Net Interest Income	9,569	5,515	-	15,084	17,283	(1,597)	-	15,686
Expanded ALL	(4,369)	932	-	(3,437)	(4,599)	707	-	(3,892)
Gross Income from Financial Intermediation	5,200	6,447	-	11,647	12,684	(890)	-	11,794
Income from Insurance, Pension Plans and Capitalization Bonds	2,205	-	-	2,205	1,515	-	-	1,515
Fee and Commission Income	8,071	48	-	8,119	7,835	(4)	-	7,831
Personnel Expenses	(4,927)	-	-	(4,927)	(4,829)	-	-	(4,829)
Other Administrative Expenses	(4,993)	-	-	(4,993)	(4,810)	-	-	(4,810)
Tax Expenses	(1,046)	(785)	-	(1,831)	(1,671)	(150)	-	(1,821)
Equity in the earnings (losses) of unconsolidated and jointly
controlled subsidiaries	48	-	-	48	27	-	-	27
Other Operating Income / Expenses	(3,126)	351	651	(2,124)	(2,789)	95	657	(2,037)
Operating Income	1,432	6,061	651	8,144	7,962	(949)	657	7,670
Non-Operating Income	(121)	104	-	(17)	(214)	205	-	(9)
Income Tax / Social Contribution and
Non-controlling Interest	3,217	(6,165)	(18)	(2,966)	(3,281)	744	(22)	(2,559)
Net Income	4,528	-	633	5,161	4,467	-	635	5,102

(1)    For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report;

(2)    It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$6,971 million in 2Q18 and R$206 million in 1Q18; and

(3)    It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income – Managerial (1) vs. Recurring (3)

1H18 x 1H17

	Fisrt Semester of 2018				Fisrt Semester of 2017
R$ million	Managerial Income	Reclassifications (2)	Non-Recurring	DRE	Managerial Income	Reclassifications (2)	Non-Recurring	DRE
	Statement (1)	Events			Statement (1)	Events
Net Interest Income	26,852	3,918	-	30,770	34,216	(2,288)	-	31,928
Expanded ALL	(8,968)	1,639	-	(7,329)	(14,842)	4,182	-	(10,660)
Gross Income from Financial Intermediation	17,884	5,557	-	23,441	19,374	1,894	-	21,268
Income from Insurance, Pension Plans and Capitalization Bonds	3,720	-	-	3,720	3,408	-	-	3,408
Fee and Commission Income	15,906	44	-	15,950	14,944	(18)	-	14,926
Personnel Expenses	(9,756)	-	-	(9,756)	(9,789)	-	-	(9,789)
Other Administrative Expenses	(9,803)	-	-	(9,803)	(9,746)	(6)	-	(9,752)
Tax Expenses	(2,717)	(935)	-	(3,652)	(3,156)	(334)	-	(3,490)
Equity in the earnings (losses) of unconsolidated and jointly	75	-	-	75	120	-	-	120
controlled subsidiaries
Other Operating Income / Expenses	(5,915)	446	1,308	(4,161)	(3,667)	(1,171)	1,213	(3,625)
Operating Income	9,394	5,112	1,308	15,814	11,488	365	1,213	13,066
Non-Operating Income	(335)	309	-	(26)	(293)	207	-	(86)
Income Tax / Social Contribution and	(64)	(5,421)	(40)	(5,525)	(3,213)	(572)	157	(3,628)
Non-controlling Interest
Net Income	8,995	-	1,268	10,263	7,982	-	1,370	9,352

(1)    For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report;

(2)    It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$7,177 million in 1H18 and R$634 million in 1H17; and

(3)    It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

				Variation %
R$ million	June18	Mar18	June17	June18 x	June18 x
				Mar18	June17
Assets
Current and Long-Term Assets	1,277,879	1,274,394	1,261,999	0.3	1.3
Funds available	15,425	18,098	13,525	(14.8)	14.0
Interbank Investments	108,615	140,584	177,460	(22.7)	(38.8)
Securities and Derivative Financial Instruments	598,128	585,837	540,106	2.1	10.7
Interbank and Interdepartmental Accounts	72,886	72,287	69,747	0.8	4.5
Loan and Leasing Operations	340,717	325,764	334,246	4.6	1.9
Allow ance for Loan Losses (ALL)	(35,240)	(35,763)	(37,536)	(1.5)	(6.1)
Other Receivables and Assets	177,348	167,587	164,451	5.8	7.8
Permanent Assets	28,330	29,448	29,185	(3.8)	(2.9)
Investments	2,122	2,134	1,779	(0.6)	19.3
Premises and Equipment and Leased Assets	7,788	7,994	7,573	(2.6)	2.8
Intangible Assets	18,420	19,320	19,833	(4.7)	(7.1)
Total	1,306,209	1,303,842	1,291,184	0.2	1.2
Liabilities
Current and Long-Term Liabilities	1,191,081	1,187,998	1,182,377	0.3	0.7
Deposits	299,604	271,391	260,120	10.4	15.2
Securities sold under agreements to repurchase	263,310	295,930	316,026	(11.0)	(16.7)
Funds from Issuance of Securities	153,303	142,590	131,510	7.5	16.6
Interbank and Interdepartmental Accounts	23,194	26,593	22,439	(12.8)	3.4
Borrow ings and Onlendings	53,160	50,052	56,547	6.2	(6.0)
Derivative Financial Instruments	15,815	17,064	12,792	(7.3)	23.6
Technical provisions for insurance, pension plans and capitalization bonds	252,072	251,231	233,640	0.3	7.9
Other liabilities	130,623	133,147	149,303	(1.9)	(12.5)
Deferred Income	388	370	429	4.9	(9.6)
Non-controlling Interest in Subsidiaries	1,701	1,698	1,571	0.2	8.3
Shareholders' Equity	113,039	113,776	106,807	(0.6)	5.8
Total	1,306,209	1,303,842	1,291,184	0.2	1.2

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the “Complete Financial Statements” chapter of this report.

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Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Return to Shareholders

Main Indicators

Price/Earnings Ratio [1]: Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) (1)
9.3
9.4
10.1
9.3
11.2
10.5
12.2
8.6
Sept16
Dec
Mar17
June
Sept
Dec
Mar18
June

Price to Book Ratio: Indicates the multiple by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)
1.6
1.6
1.7
1.6
1.9
1.8
2.1
1.5
Sept16
Dec
Mar17
June
Sept
Dec
Mar18
June

Dividend Yield [2] [3]: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield (2) (3) - %
4.0
4.6
4.1
3.7
3.5
3.7
3.5
4.3
3Q16
4Q
1Q17
2Q
3Q
4Q
1Q18
2Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity

35.7%
35.3%
37.0%
48.7%
51.7%
53.5%
31.5%
31.5%
32.2%
41.4%
44.0%
45.4%
R$ million
4,078
5,055
6,035
6,976
7,204
3,565
12M13
12M14
12M15
12M16
12M17
1H18
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Bradesco Shares

Buy
75.0%
Hold
25.0%

Bradesco Shares

Share and ADR Performance [1]

In R$ (unless otherwise stated)	2Q18	1Q18	1H18	1H17	Variation % 2Q18 x 1Q18	Variation % 1H18 x 1H17
Recurring Net Income per Share	0.77	0.76	1.53	1.40	1.2	9.7
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.21	0.22	0.43	0.34	(0.6)	26.9
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.24	0.24	0.48	0.37	(0.6)	26.9

In R$ (unless otherwise stated)	June18	Mar18	June18	June17	Variation % June18 x Mar18	Variation % June18 x June17
Book Value per Common and Preferred Share	16.89	17.00	16.89	15.96	(0.6)	5.9
Last Trading Day Price – Common Shares	24.38	34.97	24.38	25.09	(30.3)	(2.8)
Last Trading Day Price – Preferred Shares	26.90	35.91	26.90	25.59	(25.1)	5.1
Last Trading Day Price – Common share ADR (US$)	6.22	10.60	6.22	7.37	(41.3)	(15.6)
Last Trading Day Price – Preferred share ADR (US$)	6.86	10.80	6.86	7.73	(36.5)	(11.3)
Market Capitalization (R$ million) [2]	171,604	237,219	171,604	169,618	(27.7)	1.2

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume

R$ million
513
427
470
505
511
531
622
647
704
684
843
175
161
155
193
233
292
326
320
352
354
494
338
266
315
312
278
239
296
327
352
330
349
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
June18
NYSE (2)
B3 (1)

(1) BBDC3 "Common Shares" and BBDC4 "Preferred Shares"; and
(2) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012).

Appreciation of Preferred Shares – BBDC4

Base 100
256
194
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
June18
BBDC4 (In Reais)
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad

As % of Investors (%)
Ownership of Capital (%)
0.4
9.6
June18
90.0
20.0
33.7
June18
46.3
Domiciled Abroad
Companies
Individuals

36

Service Channels

				Variation %
	June18	Mar18	June17	June18 x	June18 x
				Mar18	June17
Structural Information - Units
Customer Service Points	74,814	74,126	72,750	0.9	2.8
- Branches	4,700	4,708	5,068	(0.2)	(7.3)
- PAs	3,903	3,908	3,921	(0.1)	(0.5)
- PAEs	929	936	994	(0.7)	(6.5)
- Offsite ATM Netw ork - Bradesco	54	58	68	(6.9)	(20.6)
- Banco24Horas Netw ork	11,694	11,160	10,807	4.8	8.2
- Bradesco Expresso (Correspondent Banks)	38,717	38,856	38,596	(0.4)	0.3
- Bradesco Financiamentos	14,741	14,424	13,220	2.2	11.5
- Losango	63	63	63	-	-
- Branches / Subsidiaries Abroad / Representation office	13	13	13	-	-
ATMs	57,697	57,168	57,023	0.9	1.2
- Onsite Netw ork - Bradesco	35,531	35,662	36,148	(0.4)	(1.7)
- Banco24Horas Netw ork	22,166	21,506	20,875	3.1	6.2
Employees	97,683	97,593	105,143	0.1	(7.1)
Outsourced Employees and Interns	15,016	14,888	15,569	0.9	(3.6)
Customers - In millions
Total Customers (1)	71.2	70.9	69.1	0.4	3.0
Account Holders (2)	28.0	27.9	27.9	0.4	0.4
Savings Accounts	57.9	57.6	58.7	0.5	(1.4)
Insurance Group	52.2	53.0	50.8	(1.5)	2.8
- Policyholders	46.3	47.3	45.1	(2.1)	2.7
- Pension Plan Participants	3.1	2.8	2.7	10.7	14.8
- Capitalization Bond Customers	2.8	2.9	3.0	(3.4)	(6.7)
Bradesco Financiamentos	1.3	1.3	1.3	-	-
(1) Excludes overlap of clients; and
(2) From the 1Q18 we started considering the salary account. For the effect of comparability the previous periods, presented in this report, have been reclassified.

Market Share of the Branches

	June18		Market	June17		Market
Region	Bradesco	Market	Share	Bradesco	Market	Share
North	263	1,096	24.0%	281	1,115	25.2%
Northeast	857	3,384	25.3%	858	3,440	24.9%
Midw est	381	1,700	22.4%	436	1,755	24.8%
Southeast	2,443	10,700	22.8%	2,641	11,028	23.9%
South	756	3,843	19.7%	852	3,953	21.6%
Total	4,700	20,723	22.7%	5,068	21,291	23.8%

Market Share in relation to the Market - %

	June18	Mar18	June17
Bacen
Bank
Demand Deposits	N/A	11.4	11.0
Savings Deposits	N/A	13.7	14.0
Time Deposits	N/A	11.0	11.4
Loans	11.2 (1)	11.1	11.1
Loans - Private Institutions	24.0 (1)	23.9	25.2
Loans - Vehicles Individuals (CDC + Leasing)	14.0 (1)	13.9	13.5
Payroll-Deductible Loans	14.4 (1)	14.3	13.7
Consortia
Real Estate	28.5 (2)	28.7	29.5
Auto	32.0 (2)	31.8	31.6
Trucks, Tractors and Agricultural Implements	16.2 (2)	16.1	16.3
Internacional Area
Export Market	25.9	25.6	21.3
Import Market	24.1	23.0	20.5
Insurance Superintendence (Susep), National Agency for
Supplementary Healthcare (ANS) and National Federation of Life and
Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.3 (1)	25.2	25.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.7 (1)	24.6	25.1
Life/Personal Accident Insurance Premiums	19.6 (1)	19.4	20.8
Auto/P&C Insurance Premiums	8.1 (1)	7.6	9.3
Auto/Optional Third-Party Liability Insurance Premiums	10.9 (1)	10.1	12.3
Health Insurance Premiums	48.0 (1)	48.6	48.4
Income from Pension Plan Contributions (excluding VGBL)	31.3 (1)	31.9	35.2
Capitalization Bond Income	29.4 (1)	28.2	30.8
Technical provisions for insurance, pension plans and capitalization bonds	26.5 (1)	26.6	27.3
Income from VGBL Premiums	26.1 (1)	26.1	26.1
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	26.9 (1)	27.8	31.4
Pension Plan Investment Portfolios (including VGBL)	27.8 (1)	27.9	28.8
Anbima
Investment Funds and Managed Portfolios	20.5	20.9	21.5
Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	31.2	31.1	30.4
Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.7 (2)	18.7	18.3

(1) Reference Date: May/18;
(2) Reference Date: Apr/18; and
N/A – Not available.

Ratings

Fitch Ratings
International Scale								National Scale
Viability	Support		Domestic Currency		Foreign Currency			Domestic
		Long-term	Short-term		Long-term	Short-term		Long-term	Short-term
bb	4	BB	B		BB	B		AAA(bra)	F1+(bra)
Moody´s Investors Service
Global Scale								National Scale
Domestic Currency		Foreign Currency		Deposits - Domestic		Foreign Currency		Domestic Currency
Counterparty		Counterparty		Currency		Deposit
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1
S&P Global								Austin Rating
Global Scale - Issuer Credit Rating				National Scale				National Scale
Foreign Currency		Domestic Currency		Issuer Credit Rating
Long-term	Short-term	Long-term	Short-term	Long-term (1)		Short-term		Long-term	Short-term
BB-	B	BB-	B	brAAA		brA-1+		brAAA	brA-1
(1) In July 2018, there was an implementation in the ratings on a national scale, resulting in a rating upgrade on a national long-term scale from “brAA-” to “brAAA”.

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control compatible with the nature of its operations and the complexity of its products, services, activities, processes and systems, as well as the extent of its exposure to risk.

It also comprises committees, commissions and departments that support the Board of Executive Officers and the Board of Directors in decision making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee and the Risk Committee, whose purpose is to advise the Board of Directors on the performance of its duties in management and the control of risks and capital.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

We have a department responsible for capital management centralization, named Capital Management, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Executive Committees and Non-Statutory Committees who assist the Board of Directors and Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess capital sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

For more severe situations of stress that can impact the financial system or the feasibility of the institution, a recovery plan was developed in compliance with Resolution No. 4,502/16 containing actions of capital and liquidity.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

According to CNSP Resolution No. 321/15, amended by Resolution No. 360/17, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2018 was R$11.0 billion.

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III
	Prudential Conglomerate
R$ million	June18	Mar18	Dec17	Sept17	June17	Mar17	Dec16	Sept16
Calculation Basis
Regulatory Capital	97,785	100,170	104,673	106,682	103,050	92,920	101,127	100,056
Tier I	74,794	78,206	80,085	80,889	77,322	73,123	78,763	77,655
Common Equity	69,589	73,101	75,080	75,363	71,949	67,915	73,747	72,655
Shareholders' Equity	113,039	113,776	110,457	110,301	106,807	104,558	100,442	98,550
Non-controlling/Other	108	186	69	84	39	34	61	17
Phase-in arrangements provided for Resolution No 4,192/13	(43,558)	(40,861)	(35,446)	(35,022)	(34,898)	(36,677)	(26,756)	(25,912)
Additional Capital	5,205	5,105	5,005	5,526	5,374	5,207	5,016	5,000
Tier II	22,991	21,964	24,588	25,793	25,728	19,797	22,364	22,401
Subordinated debt (before Resolution No 4,192/13)	6,397	5,651	7,641	8,354	8,730	9,650	12,560	13,693
Subordinated Debt (according to Resolution No. 4,192/13)	16,594	16,313	16,947	17,438	16,998	10,147	9,804	8,708
Risk-Weighted Assets (RWA)	657,922	631,159	611,442	604,581	618,611	607,464	656,189	657,148
Credit Risk	588,341	567,007	554,929	547,411	550,859	546,210	589,977	588,914
Operational Risk	53,510	53,510	47,605	47,605	47,222	48,157	50,444	50,444
Market Risk	16,071	10,642	8,908	9,564	20,530	13,097	15,768	17,791
Total Ratio	14.9%	15.9%(1)	17.1%	17.7%	16.7%	15.3%	15.4%	15.3%
Tier I Capital	11.4%	12.4%	13.1%	13.4%	12.5%	12.0%	12.0%	11.9%
Common Equity	10.6%	11.6%	12.3%	12.5%	11.6%	11.2%	11.2%	11.1%
Additional Capital	0.8%	0.8%	0.8%	0.9%	0.9%	0.8%	0.8%	0.8%
Tier II Capital	3.5%	3.5%	4.0%	4.3%	4.2%	3.3%	3.4%	3.4%
Subordinated debt (before Resolution No 4,192/13)	1.0%	0.9%	1.2%	1.4%	1.4%	1.6%	1.9%	2.1%
Subordinated Debt (according to Resolution No. 4,192/13)	2.5%	2.6%	2.8%	2.9%	2.7%	1.7%	1.5%	1.3%

(1) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, both with their own set of bylaws, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Eight committees advise the Board of Directors: a) statutory: (i) Audit; and (ii) Remuneration; and b) non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and an equal number of alternate members. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, Bradesco is submitted to Internal Audit which reports to the Board of Directors.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Self-Regulation Code and Best Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Senior Management and all employees are committed to compliance with the laws and regulations applicable to their activities, as well as business conduct by observing high standards of conduct and ethics. To ensure these commitments there are policies, standards, processes and systems for the monitoring of conduct, channels and mechanisms for handling complaints, in addition to a specific area for responses throughout the program. These components are supported by Committees linked to the Board of Directors, such as Ethical Conduct, Integrated Risk Management and Capital Allocation, Internal Controls and Compliance and supported by training and capacity building actions developed by Unibrad – Bradesco University for all its professionals, focused on the themes of Conduct, Controls and Compliance.

In meeting the best practices of corporate governance, we adopt our own program of integrity which is composed of a set of policies, standards and procedures aimed at the prevention, monitoring, detection and response in relation to harmful acts foreseen in Law No. 12,846/13 and the main international laws, especially in countries where we have units or operations and/or business.

Our commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the second quarter of 2018 we promoted 58 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 354 investors. We also held two teleconferences of results to institutional investors.

Another highlight of the quarter was the seventh Bradesco Open Day held in Cidade de Deus – Osasco, counting on the participation of our CEO Mr. Octavio de Lazari Junior and other Executives. The event involved the participation of more than 600 domestic and foreign investors, who attended the meeting in person and over the internet. During this event the strategic themes of the main business areas of our Organization were discussed and the participants had the opportunity to ask questions to the Executives.

We seekto include sustainability in our business with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to corporate initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development, Equator Principles, Carbon Disclosure Project – CDP (Climate Initiative), Principles for Responsible Investment (PRI), Businesses for the Climate (EPC), CEBDS (Brazilian Business Center for Sustainable Development), among others.

The main decisions and monitoring of the strategy of sustainability are conducted by the Sustainability Committee, coordinated by the Chairman of the Board of Directors and with the participation of the Chief Executive Officer, as well as members of the Board of Directors and of the Board of Executive Officers

The performance of the Organization’s sustainability activities is reflected in the external assessments of the main indexes and ratings of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “World and Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of B3.

Bradesco Integrates the Vigeo Eires Sustainability Index

For the second time, we were selected to compose the portfolio of the Vigeo Eires Sustainability Index – Emerging Market Performers Ranking. Vigeo is the leading agency in Europe in the ASG analysis and the index is composed of 100 companies, selected among 813 listed in developing countries, which offer the best performances in social, environmental and governance criteria.

Our participation in the index emphasizes the performance of the sustainability practices of our Organization.

Fundação Bradesco

With a broad social and educational program in place for 61 years, Fundação Bradesco operates 40 schools across Brazil. In 2018, an estimated budget of R$664.717 million benefits approximately 97,385 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to being guaranteed to be free, quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 630 thousand students will benefit through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program and another 11,987 students will benefit from projects and initiatives carried out in partnership with the Educa+AçãoProgram, and from Technology courses.

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To

Board of Directors and Shareholders of Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the semester ended as at June 30, 2018 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the semester ended June 30, 2018 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on June 30, 2018 and the accounting information adjusted to the criteria described in Note 4 of such financial statements, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, July 25, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

(This page has been left blank intentionally).

Complete Financial Statements 1ST Semester of 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2018, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

Throughout our history, we have combined tradition and innovation, building an institution that promotes banking inclusion and that is present in all regions of Brazil, with a portfolio of diversified products and services, aimed at all bands of the public. The Bank's performance strategy is based on:

•         Scale and diversification: broad and diversified customer base with appropriate offers, maximizing the satisfaction of clients and indicators of efficiency;

•         Service Channels: one of the largest and most complete customer service networks in the market, offering high quality products and services to all audiences, i.e. to individuals and legal entities;

•         People: as an essential point of our culture and development of the internal career, continuous investments are made in the training and improvement of our employees;

•         Entrepreneurial culture: sustained by organic growth, strict controls, conducting business with transparency, ethics and adequate remuneration to our shareholders;

•         Digital: investments in technology and innovation to meet and exceed the expectations of clients and other target audiences we serve;

•         Risk Management: a robust process of governance and control of risks; and

•         Sustainability of business: generation of value to society with appropriate practices in conducting business.

1.         Economic Commentary

The global economic scenario proved more challenging throughout the first half of the year for emerging countries. The prospect of raising interest rates in the central economies has been exacerbated by actions of trade and geopolitical protectionism, making the global environment more volatile and with less appetite for risk. In this context, the challenges of the Brazilian economy, notably the public accounts and modest growth, transmit this external environment to the prices of domestic assets, affecting the currency and impacting the country risk. Prospectively, the continuity of the fiscal agendas and gains in productivity is fundamental and, once implemented, will contribute to boost the confidence of agents, with positive impacts on consumption, investments and credit.

2.         Income for the Period

In the first half, Bradesco’s Net Income reached R$8.995 billion, equivalent to R$1.34 per share and profitability of 16.2% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.5%.

In terms of Interest on Own Capital, in gross values, we destined R$1.9 billion to the shareholders, paid on a monthly basis and intermediaries, and R$1.7 billion provisioned, totalling R$3.6 billion in the period. The intermediate Interest on Shareholders’ Equity paid on July 16, 2018, represents approximately 10 times the value of monthly Interest paid.

The taxes and contributions including pensions, paid or provisioned, reached R$14.041 billion, of which R$6.707 billion is related to taxes withheld and collected from third parties and R$7.334 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 81.5% of the Net Income.

3.         Capital and Reserves

On June 30, 2018, the paid-up Share Capital totalled R$67.100 billion. Added to the Equity Reserves of R$45.939 billion, it resulted in a Shareholders’ Equity of R$113.039 billion, presenting a growth of 5.8% on the same period of the previous year, corresponding to the equity value of R$16.89 per share. Calculated on the basis of its shares listing, the Market Value of Bradesco reached R$171.604 billion, equivalent to 1.5 times the Accounting Shareholders’ Equity.

The Managed Shareholders’ Equity is equivalent to 9.2% of the Consolidated Assets, totaling R$1.239 trillion, an increase of 4.2% compared to the same period in 2017. Therefore, the Basel ratio reached 14.9%, higher than the minimum of 11.0% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the half, the immobilization index, compared to the Reference Equity, reached 44.9% in the Prudential Consolidation, within the maximum limit of 50.0%, established by the Central Bank of Brazil.

Securities classified under “Held to Maturity Securities”

Bradesco, as provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

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4.         Funding and Management of Resources

At the end of the period, the resources funded and managed by the Bradesco Organization amounted to R$1.949 trillion, 6.3% higher than the previous year,  distributed as:

R$501.806     billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements for Repurchase;

R$843.865     billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 8.7% increase;

R$309.248     billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 6.8% increase.

R$252.071     billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, up by 7.9%; and

R$42.308       billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$10.973 billion.

5.         Loan Operations

Considering the expanded concept,  the balance of consolidated credit operations totaled R$515.635 billion in the end of the period, an increase of 4.5% as compared to June 2017, included in this amount:

R$120.856     billion in Consumption Finance, which includes R$33.606 billion of credit receivables from Credit Cards, R$46.593 billion in Consigned Loans, R$22.167 billion of vehicle CDC/ Leasing and R$18.490 billion of Personal Loans;

R$71.765       billion of Sureties and Guarantees;

R$19.277       billion regarding opeations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), standing out as one of the main distributing agents of loans;

R$22.414       billion in business in the Rural Area;

R$13.127       billion in Advance Payments on Exchange Contracts, for a Portfolio in the amount of US$10.203 billion of Financing for Export; and

US$1.901      billion of operations in Import Finance in Foreign Currencies.

For the activities of Real Estate Credit, the balance of the Portfolio was R$61.043 billion, whereby R$35.618 billion was intended for Individuals and R$25.425 billion for Legal Entities, and a total of 179,930 units financed.

The consolidated balance of provision for credit losses amounted to R$35.153 billion, equivalent to 9.0% of the total volume of credit operations, with R$6.887 billion of surplus provision in relation to the minimum required by the Central Bank of Brazil.

6.         Bradesco Service Network

The modern structure of the Service Network of the Bradesco Organization, present in all regions of Brazil and in some strategic locations abroad, at the end of the half, there were 74,814 points of service, distributed as follows:

8,603        Branches and PAs (Service Branches) in Brazil (Branches:  Bradesco – 4,694, Banco Bradesco Cartões – 1, Banco Bradesco Financiamentos – 2, Banco Bradesco BBI - 1, Banco Bradesco BERJ –1 and Banco Alvorada – 1; and PAs: 3,903);

3                Branches abroad, one Bradesco branch in New York, one Bradesco branch in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

10              Overseas Subsidiaries and Representation Office (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman, and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco; and  Representative Office, in Miami);

14,741     Service branches of Bradesco Financiamentos, with 929 posts for payroll loans and 13,812 dealer/reseller posts for Vehicle Financing;

38,717      Bradesco Expresso service brances;

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929            In-company electronic service branches;

63              Losango service branches;

54              External Terminals in the Bradesco Network; and

11,694      ATMs in the Banco24Horas Network, with 27 terminals shared by the Networks.

We had simultaneously 35,531 ATMs, strategically distributed nationwide, of which 2 thousand are recycling machines of banknotes, which guarantee immediate deposit in the account, including on weekends, aside from the 22,166 ATMs of the Banco24Horas Network.

We are present in the Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil (Easy Phone) and Social Networks, seeking convenience, practicality and security for clients and users, which offer various products and services, at any place and time.

Always aware of the needs of the different audiences, we currently have four major Digital Platforms, which serve clients from the “Exclusive” and “Prime” segments invited by the Bank or those who have requested migration to the units because their relationship profiles are primarily digital. We also have the Bradesco Private Bank Digital Branch.

Next

Thinking of the hyperconnected public, we launched in 2017, the Next, 100% stand-alone digital platform. With the Next, aiming at the best experience of use, the relationship with the client is made based on their behavior, interactively, and transforms money management into smart pathways toward one’s goals, ensuring users the freedom to carry out account transactions spontaneously and integrated to their purposes.

7.            Banco Bradesco BBI

BBI, an Investment Bank of the Organization, advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In thehalf, Bradesco BBI conducted transactions with a volume of more than R$110.820 billion.

8.         Grupo Bradesco Seguros (Insurance Group)

The Grupo Bradesco Seguros, which presents relevant participation in the results of the Organization, reiterates its prominent position in the market in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, Grupo Bradesco Seguros by recording, on June 30, 2018, Net Income of R$3.145 billion and Shareholders’ Equity of R$33.249 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$35.793 billion, in the first half of 2018.

9.         Corporate Governance

Corporate governance practices have been present in the management of Banco Bradesco S.A. since 1943, the year of its establishment. From 1946, its shares have been traded on the Brazilian Stock Exchange, having started its operations in the US capital market in 1997, negotiating initially Tier I ADRs backed by preferred shares and, in 2001 and 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, it also negotiates DRs (Depositary Receipts) on the European market.

We highlight, among the practices adopted, the listing of the Bank at Tier I of Corporate Governance of the B3 – Brasil, Bolsa, Balcão, since 2001, and from 2011, adhering to the Code of Self-regulation and Best Practices of Open Capital Companies of Abrasca. In 1944, the Bank’s Rules of Procedure were established, from which the Bradesco Organization Code of Conduct originated in 2003.

The Management of the Bank is formed by the Board of Directors and by the Statutory Board of Executive Officers, whereby the Board of Directors is composed of eight members, of which six are external and two are internal, elected by the Annual Shareholders’ Meeting, with re-election allowed. The Board of Directors is advised by eight committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Several executive committees assist the activities of the Board of Executive Officers, all being normatized by their own regulations. In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015 and is currently composed of five effective members and their respective alternates.

In accordance with Instruction No. 381/03, of the Brazilian Securities and Exchange Commission, the Bradesco Organization did not contract nor have services provided by KPMG Auditores Independentes in the half that were not related to the external audit at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were pre-agreed procedures or assurance for review of financial information, of draws and system revision and diagnosis. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

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9.1       Policies of Transparency and Disclosure of Information

For Bradesco, transparency, timeliness, democratization of information and the search for best practices are essential factors for conducting business.

We held, in the first half, 92 events with national and international investors, through conferences, meetings, conference calls and institutional presentations, advising 714 investors. We also held four teleconferences about the results with institutional investors.

On the site banco.bradesco/ri we provide information related to the Organization, such as the profile, history, shareholding structure, Reports on Economic and Financial Analysis, Integrated Report, acquisitions, APIMEC meetings, in addition to other information on the financial market.

10.  Integrated Risk Control

10.1 Risk Management

We consider risk management a strategic activity mainly due to the complexity and variety of banking products and services in all segments of the market, and also by the globalization of the business of the Organization.

Given its wide operation, the Organization is exposed to various types of risks inherent to the financial activity. Among the main ones are the following: Credit, Counterparty Credit, Market, Operational, Subscription, Liquidity, Concentration, Socio-environmental, Strategy, Legal or of Compliance, Reputation, Model and Contagion.

We have a specific structure for evaluation, measurement, control and monitoring of relevant risks and emerging risks, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts to their positions.

The corporate control of risks is performed by means of consistent processes, in an integrated manner and independently by a solid governance structure reporting to the Risk Committee, Integrated Risk Management and Capital Allocation Committee and to the Board of Directors, preserving and valuing the environment of collegiate decisions, seeking to proactively identify the risks to be mitigated or avoided.

10.2      Internal Controls

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Methodology of Internal Controls is aligned with the document issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO, 2013 version, called Internal Control – Integrated Framework, with the guidelines established by the Information Systems Audit and Control Association (ISACA) through the Control Objectives for Information and Related Technology (COBIT 5), and with the procedures described by the Public Company Accounting Oversight Board (PCAOB) for the analysis of the Entity Level Controls (ELC).

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the area of Internal Controls, and the results are reported to the Audit, Internal Controls and Compliance Committees, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with the external laws and regulations, policies, internal standards and procedures, in addition to codes of conduct and of self-regulation applicable.

10.3      Compliance and Integrity Program

The Senior Management and all the employees are committed to compliance with the laws and regulations applicable to activities, as well as the conduct of business by observing high standards of conduct and ethics. To ensure these commitments there are policies, standards, processes and systems for the monitoring of conduct, channels and mechanisms for handling complaints, in addition to a specific area for responses throughout the program. These components are supported by Committees linked to the Board of Directors, such as, Ethical Conduct, for example, and supported by training and capacity building actions developed by Unibrad – Bradesco University for all the professionals.

In meeting the best practices of corporate governance, the Bradesco Organization adopts its own program of integrity, which is composed by a set of policies, standards and procedures aimed at for the prevention, monitoring, detection and response in relation to harmful acts foreseen in Law No. 12,846/13 and in the main international laws, especially where we have units or operations and/or business.

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Prevention against Illicit Acts

Business and relationships are conducted with ethics, integrity and transparency, concepts that permeate the organizational culture, whose values and principles are ratified in the Codes of Conduct and supported by the Senior Management.

Prevention and combat against illicit acts are exercised continuously. These risks are mitigated through policies, standards, procedures, training programs for professionals and controls that seek to promptly detect any operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. This system of mechanisms is subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, in Brazil and in countries where the Organization has business units.

In this regard, we emphasize training activities on ethical conduct and money laundering prevention, financing of terrorism, corruption and bribery, in addition to the development and review of procedures and strengthening of controls related to public agents and politically exposed persons.

Independent Validation of Models of Management and Measurement of Risks and Capital

We use internal models, developed from statistical, economic, financial, and mathematical theories, and the knowledge of experts, whose purpose is to support and facilitate the structuring of subjects, to standardize and speed up decisions, and to manage risks and capital.

In order to detect, mitigate and control risks inherent in our internal models, which are associated with potential adverse consequences arising from decisions based on incorrect or obsolete parameters, inadequate calibration of models, failures in the development stage, or inappropriate use, there is the process of independent validation that stringently evaluates these aspects, challenging the methodology, the assumptions adopted, the data used, the use of the models, as well as the robustness of the environment in which they are implemented, reporting their results to managers, internal audit, and Integrated Risk Management and Capital Allocation Committee – COGIRAC.

Information Security

The security of information and cybernetics are treated at the highest strategic level by the Management Bodies and other hierarchical levels. We have a set of controls that include procedures, processes and organizational structures, as well as rules and IT solutions aimed to protect the confidentiality, availability and integrity of information.

11.       Innovation and Technology

We have a history of pioneering technology and innovation in the financial universe and, as the focus is on the users' experience, we seek to accelerate our resources already consolidated, aware of the changes in the market, conducting research and tests with the most advanced technologies to deliver an increasingly practical, efficient and secure Bank. Some examples of actions that we highlight are:

•         inovaBra: innovation platform formed by eight complementary programs which foster internal and external entrepreneurship, through connections and partnerships in the Organization with the innovation ecosystem based on collaboration between banks and businesses, startups, investors and mentors, in Brazil and in the world, to address the challenges and sustainability of business;

•         habitat: a prominent arm of inovaBra, habitat is a Brazilian center of innovation that contributes to the facilitation and acceleration of the process of innovation in the Bank, as well as the strengthening of partnerships with large corporate clients, through a structured work of collaboration for innovation in business with the application of frontier technologies from startups. In only five months of operation, we achieved an occupancy of 90%, i.e., almost 1,400 active job positions, 160 startups and 50 companies. In this period, more than 25,000 people visited the space and more than 360 events were held;

•         Voice Biometrics: at Bradesco, your voice is your password, which gives even more convenience and usability to access the account through Fone Fácil (Easy Phone); and

•         BIA – Bradesco Inteligência Artificial (Artificial Intelligence): using IBM's cognitive computing platform, Watson, as a basis, we were pioneers in developing the BIA, which relates to the user in natural language, answering questions about products and services. Available for employees and clients, it makes the customer service more agile, practical and autonomous.  In this half, we have had more than 33 million recorded interactions through BIA.

12. Human Capital

The model of Human Capital Management of the Organization is invariably guided by the egalitarian appreciation of people, without any kind of discrimination. We adopted a strategy directed at the development of programs and solutions for the technical and behavioral training and development of our employees, through UniBrad – Universidade Corporativa Bradesco (Bradesco Corporate University), in order to keep them in constant harmony with the market, increasingly more  competitive and demanding.

In the half, 1,445 courses were given, with 375,940 participations. The welfare benefits reached 235,628 people, ensuring good wellbeing, the improvement of the quality of life and the safety of employees and their dependents.

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13. Sustainability in the Bradesco Organization

For the Bradesco Organization thinking of sustainability has always been natural, present in the form of doing business, and also in the commitment that we have with the development of Brazil. We seek continuous and sustainable growth, respecting the audiences, the communities and the environment with which we interact.

Our Business guidelines and strategies are oriented in such a way as to promote the incorporation of the best practices of corporate sustainability, taking into account each region’s characteristics and potential, contributing to the concept of shared value. We highlight the participation and commitment we assumed voluntarily, with initiatives such as Global Compact, Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform) and, more recently, the Goals of Sustainable Development (ODS).

Reaffirming the commlitment with the theme, we integrated a group of 27 banks, from 5 continents, into a UN initiative to develop principles of responsibility in global banking activities, strengthening the role of the sector to finance a more sustainable future and support the society to achieve the ODS, which we have already joined, and the Paris Climate Agreement of the United Nations (UN). Coordinated by the Financial Initiative of the United Nations Environment Programme, it aims to establish a set of principles for the banking environment with similar function to the PRI, for asset managers, and the Principles for Sustainability in Insurance (PSI), of which we are already signatories, for insurers.

The extensive work in business management is recognized and, once more, we are present in the DJSI (Dow Jones Sustainability Indices) of New York Stock Exchange and in other important Sustainability indices such as the ISE (Corporate Sustainability Index) and the ICO2 (Carbon Efficient Index), both part of B3 – Brasil, Bolsa, Balcão.

For more information about Bradesco’s initiatives, visit bradescosustentabilidade.com.brand banco.bradesco/ri.

Fundação Bradesco

The Fundação Bradesco, the main social action of the Organization, has invested for more than six decades in education and health care, with a positive influence on improving the quality of life of the communities in which it operates, through quality education for children, young people and adults. Its activities are based on the principle that education is part of the source of equal opportunities, personal and collective achievement, as well as contributing to the construction of a transformative, productive, and dignified society.

With 40 own schools installed mainly in regions of high socio-economic deprivation, it is present in all the Brazilian states and Federal District. To maintain the extensive structure, its budget  for the year is predicted to be R$664.717 million, whereby R$575.071 million is destined to cover Expenses of the Activities and R$89.646 million investments in Infrastructure and Educational Technology, which allows the institution to offer free education to:

a)   97,385 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income;

b)   630 thousand students who will complete at least one of the distance-learning courses on offer (EaD), through its e-learning portal “Escola Virtu@l”;

c)  11,987 people who will benefit through partnership projects, such as Programa Educa+Ação, and Technology courses; and

d)   Food, medical-dental assistance, school materials and uniform are provided free-of-charge to the more than 42,000 students in Basic Education.

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Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação)

Bradesco Sports and Education Program supports the development of children and teenagers through the teaching of women's volleyball and basketball. It has, in the Municipality of Osasco, SP, Training and Specialist Centers, and its activities are held in their own Sports Development Center, in all Fundação Bradesco’s schools, in Municipal Sports Centers, in state and private schools and in a leisure club. Annually, two thousand girls take part, from eight years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

14.  Recognitions

Rankings – in the period, we highlight the following recognitions regarding the Bradesco Organization:

•         Achievement of the award Most Admired Brands by HRs 2018, promoted by the Grupo Gestão RH. Still on HR, we were honored by the Faculdade Zumbi dos Palmares for our policy of diversity, being recognized for the work conducted by the Bank in favor of social inclusion and respect for tolerance and equal opportunities;

•         In the 4th annual Valor Inovação Brasil 2018 (Value Innovation Brazil), of the Jornal Valor Econômico (Newspaper) and consulting firm Strategy& of PwC, the Bank won first place in the Innovative Bank category and appeared among the 10 most innovative companies in Brazil;

•         In San Francisco, at the RSA Conference Awards 2018, we received the awards, Most Innovative Archer Project, with the Next case and Most Advanced SOC Strategy, with the PTS case – Program for the Transformation of Security;

•         In the XVIII efinance Award 2018, promoted by Executivos Financeiros Magazine (Financial Executives), Bradesco was first place in the categories: Bank of the Year, Voice Banking, Bank on Whatsapp, Digital Governance, Innovation, IOT, Digital Marketing, Security and Usability; and Bradesco Seguros: Management of IT infrastructure;

•         In the annual of Estadão Finanças Mais, under the consultancy of Austin Rating, Bradesco remained as first in the category of Retail Banks and Grupo Bradesco Seguros in the categories of Life, Pension and Capitalization (bonds); and

•         Bradesco Seguros led the ranking of the Most Digital Insurers in Brazil, according to a study conducted by consultancy firm DOM Strategy Partners, which evaluated the level of digital maturity of the main companies in the insurance market in the country.

Ratings – The risk ratings assigned to Bradesco continue corresponding to the highest levels of assessment granted to Brazilian banks by national and international rating agencies, which are:

•         Moody’s Investors Service: (i) long-term counterparty rating in foreign currency and local currency, global scale, "Ba1"; (ii) short-term counterparty rating in foreign currency and local currency, global scale, "NP"; (iii) long-term rating of foreign currency deposit, global scale, "Ba3"; (iv) long-term deposit rating in local currency, global scale, "Ba2"; (v) short-term deposit rating in foreign currency and local currency, global scale, "NP"; (vi) long-term rating in local currency, national scale, "Aa1.br"; and (vii) short-term rating in local currency, national scale, “BR-1”;

•         S&P Global: (i) long-term credit rating of issuer in foreign currency and local currency, global scale, "BB-"; (ii) short-term credit rating of issuer of foreign currency and in local currency, global scale, "B"; (iii) long-term credit rating of issuer, national scale, "brAAA"; and (iv) short-term credit rating of issuer, national scale, “brA-1+”;

•         Fitch Ratings: (i) feasibility rating “bb”; rating of support 4; (ii) long-term IDRs in foreign currency and in local currency, global scale, “BB”; (iii) short-term IDRs in foreign currency and in local currency, global scale, “B”; (iv) long-term rating, national scale, "AAA(bra)"; and (v) short-term rating, national scale, "F1+(bra)"; and

•         Austin Rating: (i) long-term rating, national scale, "brAAA"; and (ii) short-term rating, national scale, “brA-1”.

15.  Acknowledgments

The results achieved in the half reflect the correctness, consistency and harmony of the strategy adopted for the year. We continue with our commitment to overcome expectations with efficiency, quality and security to always offer the best. For the successes obtained, we are grateful for the support and trust of our shareholders and clients and the dedicated and efficient work of our employees and other associates.

Cidade de Deus, July 25, 2018

Board of Directors and

Board of Executive Officers

56 Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Assets	2018	2017
Current	823,239,981	771,218,646
Cash and due from banks (Note 5)	15,305,794	13,377,562
Interbank investments (Notes 3d and 6)	107,479,639	176,454,819
Securities purchased under agreements to resell	98,998,811	171,299,636
Interbank investments	8,491,330	5,168,014
Allowance for losses	(10,502)	(12,831)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	385,931,610	289,702,919
Own portfolio	307,968,677	230,045,938
Securities sold under repurchase agreements – Repledge only	39,260,472	27,049,772
Derivative financial instruments (Notes 3f, 7d II and 34a)	15,258,127	14,959,492
Given in guarantee to the Brazilian Central Bank	-	83,599
Given in guarantee	20,546,792	16,865,092
Securities sold under repurchase agreements – unrestricted	2,897,542	699,026
Interbank accounts	71,467,115	68,833,178
Unsettled payments and receipts	-	1,274,939
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	71,400,234	67,472,257
- SFH - housing finance system	21,349	23,406
Correspondent banks	45,532	62,576
Interdepartmental accounts	198,429	110,732
Internal transfer of funds	198,429	110,732
Loans (Notes 3g, 9 and 34a)	137,731,294	137,070,625
Loans:
- Public sector	260,243	1,075,740
- Private sector	156,222,282	156,717,195
Loans transferred under an assignment with recourse	875,064	984,481
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,626,295)	(21,706,791)
Leases (Notes 2, 3g, 9 and 34a)	894,812	1,108,774
Leases receivables:
- Private sector	1,724,421	2,229,867
Unearned income from leases	(786,066)	(1,023,583)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(43,543)	(97,510)
Other receivables	100,926,145	80,960,786
Receivables on sureties and guarantees honored (Note 9a-3)	125,492	416,316
Foreign exchange portfolio (Note 10a)	30,942,619	17,402,106
Receivables	1,875,413	1,892,578
Securities trading	1,956,784	1,047,191
Specific receivables	30,975	18,947
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,929,138	4,764,523
Sundry (Note 10b)	63,903,369	57,297,310
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,837,645)	(1,878,185)
Other assets (Note 11)	3,305,143	3,599,251
Other assets	2,957,154	2,970,686
Allowance for losses	(1,437,078)	(1,320,248)
Prepaid expenses (Notes 3i and 11b)	1,785,067	1,948,813
Long-term receivables	387,034,375	388,479,457
Interbank investments (Notes 3d and 6)	1,194,364	1,128,277
Interbank investments	1,194,364	1,128,277
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	148,383,332	165,637,468
Own portfolio	74,128,523	127,165,693
Securities sold under repurchase agreements – Repledge only	71,713,614	27,405,783
Derivative financial instruments (Notes 3f, 7d II and 34a)	939,573	90,818
Privatization rights	41,707	46,517
Given in guarantee	1,333,668	2,938,461
Securities sold under repurchase agreements – unrestricted	226,247	7,990,196
Interbank accounts	1,220,557	802,502
Reserve requirement (Note 8):
- SFH - housing finance system	1,220,557	802,502

Bradesco  57

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Assets	2018	2017
Loans (Notes 3g, 9 and 34a)	167,328,209	158,974,066
Loans:
- Public sector	4,000,000	2,000,000
- Private sector	169,829,484	163,361,536
Loans transferred under an assignment with recourse	7,012,044	7,292,471
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,513,319)	(13,679,941)
Leases (Notes 2, 3g, 9 and 34a)	1,039,033	1,092,315
Leases receivables:
- Private sector	2,145,773	2,339,749
Unearned income from leases	(1,060,450)	(1,181,538)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(46,290)	(65,896)
Other receivables	67,023,831	59,843,112
Receivables	27,012	20,497
Securities trading	486,320	374,153
Sundry (Note 10b)	66,596,052	59,472,636
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(85,553)	(24,174)
Other assets (Note 11)	845,049	1,001,717
Prepaid expenses (Notes 3i and 11b)	845,049	1,001,717
Permanent assets	29,144,410	29,426,029
Investments (Notes 3j, 12 and 34a)	8,145,364	7,417,684
Equity investment in unconsolidated and jointly controlled companies:
- In Brazil	7,996,139	7,269,003
Other investments	403,960	403,434
Allowance for losses	(254,735)	(254,753)
Premises and equipment (Notes 3k and 13)	7,592,568	7,358,869
Premises	3,123,966	2,631,400
Other premises and equipment	13,275,980	12,377,833
Accumulated depreciation	(8,807,378)	(7,650,364)
Intangible assets (Notes 3l and 14)	13,406,478	14,649,476
Intangible Assets	29,270,759	27,008,380
Accumulated amortization	(15,864,281)	(12,358,904)
Total	1,239,418,766	1,189,124,132

The accompanying Notes are an integral part of these Consolidated Financial Statements.

58 Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Liabilities	2018	2017
Current	801,067,391	786,553,459
Deposits (Notes 3n and 15a)	174,784,381	157,253,138
Demand deposits	31,216,803	30,607,724
Savings deposits	103,076,706	95,736,763
Interbank deposits	1,618,190	481,809
Time deposits (Notes 15a and 34a)	38,872,682	30,426,842
Securities sold under agreements to repurchase (Notes 3n and 15b)	200,326,978	222,759,897
Own portfolio	124,202,648	87,115,542
Third-party portfolio	69,197,812	124,405,286
Unrestricted portfolio	6,926,518	11,239,069
Funds from issuance of securities (Notes 15c and 34a)	77,915,080	72,477,559
Mortgage and real estate notes, letters of credit and others	76,409,003	71,479,699
Securities issued overseas	1,110,239	671,060
Structured Operations Certificates	395,838	326,800
Interbank accounts	17,990,193	17,638,013
Unsettled payments and receipts	16,876,074	16,188,307
Correspondent banks	1,114,119	1,449,706
Interdepartmental accounts	4,896,199	4,800,663
Third-party funds in transit	4,896,199	4,800,663
Borrowing (Notes 16a and 34a)	24,677,799	21,511,282
Borrowing in Brazil - other institutions	-	2,660
Borrowing overseas	24,677,799	21,508,622
On-lending in Brazil - official institutions (Notes 16b and 34a)	7,889,232	11,224,756
National treasury	38,238	64,143
BNDES	2,580,429	4,597,299
FINAME	5,269,053	6,561,724
Other institutions	1,512	1,590
Derivative financial instruments (Notes 3f, 7d II and 34a)	15,960,591	14,094,065
Derivative financial instruments	15,960,591	14,094,065
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	220,954,612	205,107,722
Other liabilities	55,672,326	59,686,364
Payment of taxes and other contributions	3,482,571	3,362,148
Foreign exchange portfolio (Note 10a)	16,151,154	7,105,535
Social and statutory	3,158,096	2,493,959
Tax and social security (Note 19a)	3,312,948	3,147,445
Securities trading	3,262,567	2,084,834
Financial and development funds	1,403	1,297
Subordinated debts (Notes 18 and 34a)	1,097,614	14,234,960
Sundry (Note 19b)	25,205,973	27,256,186
Long-term liabilities	324,323,348	294,861,578
Deposits (Notes 3n and 15a)	124,359,875	102,945,474
Interbank deposits	27,711	48,459
Time deposits (Notes 15a and 34a)	124,332,164	102,897,015
Securities sold under agreements to repurchase (Notes 3n and 15b)	2,334,442	13,784,487
Own portfolio	2,334,442	13,784,487
Funds from issuance of securities (Notes 15c and 34a)	75,387,630	56,528,974
Mortgage and real estate notes, letters of credit and others	72,958,698	54,146,258
Securities issued overseas	2,292,368	2,309,777
Structured Operations Certificates	136,564	72,939
Borrowing (Notes 16a and 34a)	655,832	1,922,072
Borrowing in Brazil - other institutions	-	1,935
Borrowing overseas	655,832	1,920,137
On-lending in Brazil - official institutions (Notes 16b and 34a)	18,144,786	21,888,871
BNDES	8,256,453	9,825,810
FINAME	9,888,333	12,063,061
Derivative financial instruments (Notes 3f, 7d II and 34a)	642,992	161,586

Bradesco  59

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position on June 30 – In thousands of Reais

Liabilities	2018	2017
Derivative financial instruments	642,992	161,586
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	31,116,526	28,532,744
Other liabilities	71,681,265	69,097,370
Tax and social security (Note 19a)	3,397,578	3,815,641
Subordinated debts (Notes 18 and 34a)	18,073,621	16,818,082
Eligible Debt Capital Instruments (Notes 18 and 34a)	23,585,220	22,622,595
Sundry (Note 19b)	26,624,846	25,841,052
Deferred income	388,058	428,713
Deferred income	388,058	428,713
Non-controlling interests in subsidiaries (Note 21)	601,246	472,869
Shareholders' equity (Note 22)	113,038,723	106,807,513
Capital:
- Domiciled in Brazil	66,677,976	58,361,528
- Domiciled overseas	422,024	738,472
Capital reserves	11,441	11,441
Profit reserves	47,331,445	47,620,614
Asset valuation adjustments	(963,649)	515,972
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	113,639,969	107,280,382
Total	1,239,418,766	1,189,124,132

The accompanying Notes are an integral part of these Consolidated Financial Statements.

60 Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Income Statement on June 30 - In thousand of Reais

	2018	2017
Revenue from financial intermediation	58,445,205	77,791,497
Loans (Note 9j)	33,948,112	37,653,150
Leases (Note 9j)	109,970	144,686
Operations with securities (Note 7g)	16,010,866	22,343,842
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	9,339,830	14,493,952
Derivative financial instruments (Note 7g)	(3,294,138)	(718,414)
Foreign exchange contracts (Note 10a)	548,796	1,197,531
Reserve requirement (Note 8b)	1,831,401	2,683,447
Sale or transfer of financial assets	(49,632)	(6,697)

Expenses from financial intermediation	39,695,017	57,642,006
Retail and professional market funding (Note 15e)	19,462,238	30,609,521
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	5,702,616	9,610,905
Borrowing and on-lending (Note 16c)	5,601,385	2,631,053
Allowance for loan losses (Notes 3g, 9g and 9h)	8,928,778	14,790,527

Gross income from financial intermediation	18,750,188	20,149,491

Other operating income (expenses)	(9,730,728)	(9,209,203)
Fee and commission income (Note 23)	12,364,841	11,656,282
Other fee and commission income	8,301,816	7,938,193
Income from banking fees	4,063,025	3,718,089
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	35,755,719	36,320,481
Net written premiums earned	35,792,820	36,460,220
Reinsurance premiums paid	(37,101)	(139,739)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(14,820,833)	(15,583,382)
Retained claims (Note 3o)	(12,881,357)	(12,851,662)
Capitalization bond prize draws and redemptions (Note 3o)	(2,736,897)	(2,708,872)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(1,596,590)	(1,769,853)
Payroll and related benefits (Note 24)	(9,341,018)	(9,420,409)
Other administrative expenses (Note 25)	(9,386,114)	(9,339,827)
Tax expenses (Note 26)	(2,418,528)	(2,916,684)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	775,789	694,456
Other operating income (Note 27)	3,476,941	6,345,249
Other operating expenses (Note 28)	(8,922,681)	(9,634,982)
Operating income	9,019,460	10,940,288
Non-operating income (loss) (Note 29)	(328,546)	(292,461)
Income before income tax and social contribution and non-controlling interests	8,690,914	10,647,827
Income tax and social contribution (Notes 33a and 33b)	404,761	(2,602,519)
Current income tax	(2,286,041)	(3,552,958)
Current Social Contribution	(1,189,116)	(2,123,311)
Deferred Tax	3,879,918	3,073,750
Non-controlling interests in subsidiaries	(101,167)	(63,138)
Net income	8,994,508	7,982,170

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  61

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Statements of Changes in Shareholders’ Equity - In thousand of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2016	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	1,193,088	-	-	1,193,088
Net income	-	-	-	-	-	-	7,982,170	7,982,170
Allocations:
- Reserves	-	-	399,109	4,772,903	-	-	(5,172,012)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(2,810,158)	(2,810,158)
Balance on June 30, 2017	59,100,000	11,441	7,206,237	40,414,377	515,972	(440,514)	-	106,807,513

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(2,848,185)	-	-	(2,848,185)
Net income	-	-	-	-	-	-	8,994,508	8,994,508
Allocations:
- Reserves	-	-	449,725	4,979,707	-	-	(5,429,432)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(3,565,076)	(3,565,076)
Balance on June 30, 2018	67,100,000	11,441	7,989,741	39,341,704	(963,649)	(440,514)	-	113,038,723

The accompanying Notes are an integral part of these Consolidated Financial Statements.

62 Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on June 30 - In thousand of Reais

Description	2018	%	2017	%
1 – Revenue	61,621,054	293.1	76,162,694	323.2
1.1) Financial intermediation	58,445,205	278.0	77,791,497	330.1
1.2) Fees and commissions	12,364,841	58.8	11,656,282	49.5
1.3) Allowance for loan losses	(8,928,778)	(42.5)	(14,790,527)	(62.8)
1.4) Other	(260,214)	(1.2)	1,505,442	6.4
2 – Financial intermediation expenses	(30,766,239)	(146.4)	(42,851,479)	(181.8)
3 – Inputs acquired from third-parties	(7,438,909)	(35.4)	(7,446,496)	(31.6)
Outsourced services	(2,323,747)	(11.1)	(2,349,701)	(10.0)
Data processing	(1,141,149)	(5.4)	(1,090,705)	(4.6)
Communication	(779,921)	(3.7)	(834,196)	(3.5)
Asset maintenance	(554,886)	(2.6)	(556,527)	(2.4)
Financial system services	(470,345)	(2.2)	(521,407)	(2.2)
Advertising and marketing	(474,422)	(2.3)	(328,345)	(1.4)
Security and surveillance	(383,676)	(1.8)	(416,863)	(1.8)
Transport	(372,026)	(1.8)	(382,322)	(1.6)
Material, water, electricity and gas	(316,809)	(1.5)	(348,849)	(1.5)
Travel	(136,248)	(0.6)	(117,569)	(0.5)
Other	(485,680)	(2.3)	(500,012)	(2.1)
4 – Gross value added (1-2-3)	23,415,906	111.4	25,864,719	109.8
5 – Depreciation and amortization	(3,171,022)	(15.1)	(2,993,608)	(12.7)
6 – Net value added produced by the entity (4-5)	20,244,884	96.3	22,871,111	97.1
7 – Value added received through transfer	775,789	3.7	694,456	2.9
Share of profit (loss) of unconsolidated and jointly controlled companies	775,789	3.7	694,456	2.9
8 – Value added to distribute (6+7)	21,020,673	100.0	23,565,567	100.0
9 – Value added distributed	21,020,673	100.0	23,565,567	100.0
9.1) Personnel	8,270,774	39.3	8,301,209	35.2
Salaries	4,158,316	19.8	4,409,845	18.7
Benefits	2,140,232	10.2	2,208,583	9.4
Government Severance Indemnity Fund for Employees (FGTS)	366,215	1.7	478,899	2.0
Other	1,606,011	7.6	1,203,882	5.1
9.2) Tax, fees and contributions	3,084,011	14.7	6,638,403	28.2
Federal	2,487,429	11.8	6,191,404	26.3
State	3,190	-	5,205	-
Municipal	593,392	2.8	441,794	1.9
9.3) Remuneration for providers of capital	570,213	2.7	580,647	2.5
Rental	568,074	2.7	577,313	2.4
Asset leases	2,139	-	3,334	-
9.4) Value distributed to shareholders	9,095,675	43.3	8,045,308	34.1
Interest on Shareholders’ Equity Dividends paid and/or provisioned	3,565,076	17.0	2,810,158	11.9
Retained earnings	5,429,432	25.8	5,172,012	21.9
Non-controlling interests in retained earnings	101,167	0.5	63,138	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  63

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated cash flow Statement for the three months ended June 30 - In thousand of Reais

	2018	2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	8,690,914	10,647,827
Adjustments to net income before income tax and social contribution	28,163,491	39,852,102
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(421,701)	(348,871)
Allowance for loan losses	8,928,778	14,790,527
Depreciation and amortization	3,171,022	2,993,608
Impairment losses of assets	407,060	833,283
Expenses/ reversal with civil, labor and tax provisions	2,110,328	1,267,115
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	5,702,616	9,610,905
Share of profit (loss) of unconsolidated and jointly controlled companies	(775,789)	(694,456)
(Gain)/loss on sale of investments	-	118
(Gain)/loss on sale of fixed assets	24,879	18,826
(Gain)/loss on sale of foreclosed assets	280,936	245,777
Foreign exchange variation of assets and liabilities overseas/Other	8,735,362	11,135,270
Net income before taxes after adjustments	36,854,405	50,499,929
(Increase)/Decrease in interbank investments	(3,894,253)	1,853,615
(Increase)/Decrease in trading securities and derivative financial instruments	5,371,247	(7,150,510)
(Increase)/Decrease in interbank and interdepartmental accounts	(3,795,089)	(2,142,508)
(Increase)/Decrease in loans and leases	(26,988,455)	(891,750)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(12,311)	381,130
(Increase)/Decrease in other receivables and other assets	(18,180,898)	(503,878)
(Increase)/Decrease in reserve requirement - Central Bank	(4,686,008)	(9,435,726)
Increase/(Decrease) in deposits	33,936,894	25,962,934
Increase/(Decrease) in securities sold under agreements to repurchase	(30,806,124)	(5,434,547)
Increase/(Decrease) in borrowings and on-lending	2,076,642	(1,649,021)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(284,043)	687,404
Increase/(Decrease) in other liabilities	6,964,233	(5,850,684)
Increase/(Decrease) in deferred income	(21,675)	(48,472)
Income tax and social contribution paid	(4,595,879)	(4,949,466)
Net cash provided by/(used in) operating activities	(8,061,314)	41,328,450
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	2,703,263	2,379,481
Sale of/maturity of and interest on available-for-sale securities	58,503,957	67,432,235
Proceeds from sale of foreclosed assets	320,543	334,137
Sale of investments	-	236
Sale of premises and equipment	284,999	295,001
Purchases of available-for-sale securities	(99,692,375)	(74,252,539)
Purchases of held-to-maturity securities	(100,275)	(95,786)
Investment acquisitions	(1,086)	(1,510)
Purchase of premises and equipment	(862,352)	(596,234)
Intangible asset acquisitions	(626,160)	(660,710)
Dividends and interest on shareholders’ equity received	543,195	335,625
Net cash provided by/(used in) investing activities	(38,926,291)	(4,830,064)
Cash flow from financing activities:
Funds from securities issued	51,327,057	24,748,158
Settlement and Interest payments of Funds from issuance of securities	(38,107,061)	(54,189,925)
Issuance of subordinated debts	-	6,515,846
Settlement and Interest payments of subordinated debts	(11,087,550)	(8,501,057)
Interest on Shareholders’ Equity Paid	(4,793,024)	(4,720,677)
Non-controlling interest	(63,323)	(39,078)
Net cash provided by/(used in) financing activities	(2,723,901)	(36,186,733)
Net increase/(decrease) in cash and cash equivalents	(49,711,506)	311,653
Cash and cash equivalents - at the beginning of the period	156,054,442	181,230,427
Effect of Changes in Exchange Rates in Cash and Cash equivalents	421,701	348,871
Cash and cash equivalents - at the end of the period	106,764,637	181,890,951
Net increase/(decrease) in cash and cash equivalents	(49,711,506)	311,653

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 25, 2018.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On June 30
	Activity	Equity interest
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.(1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(1)	Investment bank	99.96%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (2)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (4)	Insurance	99.99%	99.99%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (5)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (6)	Capitalization bonds	-	99.97%
Kirton Seguros S.A. (6)	Insurance	-	98.08%
Kirton Vida e Previdência S.A. (6)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (4)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (7)	Holding	-	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (8)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

On June 30
Activity	Equity interest
	2018	2017
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.89%	99.66%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I.R.F. VGBL F15	Investment Fund	100.00%	100.00%

(1) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares and in May, 2018, there were acquisition of shares held by minority shareholders by Banco Bradesco S.A;

(2) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) Based on financial information from the previous month;
(5) Reduction in participation due to the merger of Kirton Seguros S.A through the exchange of minority shares;

(6) Companies incorporated in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.);

(7) Company merged into Kirton Seguros S.A., in July 2017; and

(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

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Notes to the Consolidated Financial Statements

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) and interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

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Notes to the Consolidated Financial Statements

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

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Notes to the Consolidated Financial Statements

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below);  and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit

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Notes to the Consolidated Financial Statements

of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and

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communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7.

n)   Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs (for contracts written prior to 2017), except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

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-        The mathematical reserve for unvested benefits (PMBaC) whose calculation methodology considers, the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        For health insurance, the mathematical reserve of benefits granted (PMBC-GBS) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4% (4.5% in 2017) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For Car insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. For the other Damage insurance, the IBNR estimate is based on the run off triangles. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

-        The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

-        The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims and monetary restatement;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

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Notes to the Consolidated Financial Statements

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4% (4.5% in 2017) per annum.

•       Pension plans and life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

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Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (TAP);

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence. As to acquired portfolios, a history of 10 semesters is used;

-    The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved

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Notes to the Consolidated Financial Statements

by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an the Organization has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	On June 30 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,210,274,356	9,105,475	58,499,213	1,277,879,044	1,159,698,103	22,736,396	79,563,151	1,261,997,650
Cash and due from banks	15,305,794	208,481	(89,017)	15,425,258	13,377,562	147,217	-	13,524,779
Interbank investments	108,674,003	(49,533)	(9,804)	108,614,666	177,583,096	486,640	(609,644)	177,460,092
Securities and derivative financial instruments	534,314,942	5,124,465	58,688,496	598,127,903	455,340,387	4,568,655	80,196,935	540,105,977
Interbank and interdepartmental accounts	72,886,101	-	-	72,886,101	69,746,412	-	-	69,746,412
Loans and leases	340,222,795	494,297	-	340,717,092	333,795,918	449,941	-	334,245,859
Allowance for Loan Losses (ALL)	(35,152,645)	(86,981)	-	(35,239,626)	(37,452,497)	(83,296)	-	(37,535,793)
Other receivables and assets	174,023,366	3,414,746	(90,462)	177,347,650	147,307,225	17,167,239	(24,140)	164,450,324
Permanent Assets	29,144,410	(814,682)	-	28,329,728	29,426,029	(240,049)	-	29,185,980
Investments	8,145,364	(6,023,055)	-	2,122,309	7,417,684	(5,638,434)	-	1,779,250
Premises and equipment	7,592,568	195,099	-	7,787,667	7,358,869	214,178	-	7,573,047
Intangible assets	13,406,478	5,013,274	-	18,419,752	14,649,476	5,184,207	-	19,833,683
Total	1,239,418,766	8,290,793	58,499,213	1,306,208,772	1,189,124,132	22,496,347	79,563,151	1,291,183,630

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,125,390,739	7,191,416	58,499,213	1,191,081,368	1,081,415,037	21,398,319	79,563,151	1,182,376,507
Deposits	299,144,256	(208,173)	668,175	299,604,258	260,198,612	(78,743)	-	260,119,869
Securities sold under agreements to repurchase	202,661,420	(785)	60,648,939	263,309,574	236,544,384	-	79,481,530	316,025,914
Funds from Issuance of Securities	153,302,710	-	-	153,302,710	129,006,533	-	2,503,037	131,509,570
Interbank and interdepartmental accounts	22,886,392	307,532	-	23,193,924	22,438,676	-	-	22,438,676
Borrowing and on-lending	51,367,649	1,983,675	(190,994)	53,160,330	56,546,981	-	-	56,546,981
Derivative financial instruments	16,603,583	-	(788,770)	15,814,813	14,255,651	-	(1,464,005)	12,791,646
Technical provisions for insurance, pension plans and capitalization bonds	252,071,138	-	-	252,071,138	233,640,466	-	-	233,640,466
Other liabilities	127,353,591	5,109,167	(1,838,137)	130,624,621	128,783,734	21,477,062	(957,411)	149,303,385
Deferred income	388,058	-	-	388,058	428,713	-	-	428,713
Non-controlling interests in subsidiaries	601,246	1,099,377	-	1,700,623	472,869	1,098,028	-	1,570,897
Shareholders’ equity	113,038,723	-	-	113,038,723	106,807,513	-	-	106,807,513
Total	1,239,418,766	8,290,793	58,499,213	1,306,208,772	1,189,124,132	22,496,347	79,563,151	1,291,183,630

	In the six month period ended June 30 - R$ thousand
	2018				2017
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	58,445,205	600,016	445,882	59,491,103	77,791,497	610,066	3,172,248	81,573,811
Expenses from financial intermediation	(30,766,239)	(59,811)	(1,813,190)	(32,639,240)	(42,851,479)	-	(4,506,295)	(47,357,774)
Financial margin	27,678,966	540,205	(1,367,308)	26,851,863	34,940,018	610,066	(1,334,047)	34,216,037
Allowance for loan losses	(8,928,778)	(39,414)	-	(8,968,192)	(14,790,527)	(51,371)	-	(14,841,898)
Gross income from financial intermediation	18,750,188	500,791	(1,367,308)	17,883,671	20,149,491	558,695	(1,334,047)	19,374,139
Income from insurance, pension plans and capitalization bonds	3,720,042	-	-	3,720,042	3,406,712	-	-	3,406,712
Fee and commission income	12,364,841	2,257,002	1,283,879	15,905,722	11,656,282	2,167,792	1,120,873	14,944,947
Personnel expenses	(9,341,018)	(415,112)	-	(9,756,130)	(9,420,409)	(369,077)	-	(9,789,486)
Other administrative expenses	(9,386,114)	(457,238)	39,162	(9,804,190)	(9,339,827)	(685,282)	279,395	(9,745,714)
Tax expenses	(2,418,528)	(298,582)	-	(2,717,110)	(2,916,684)	(239,113)	-	(3,155,797)
Share of profit (loss) of unconsolidated and jointly controlled companies	775,789	(700,563)	-	75,226	694,456	(574,876)	-	119,580
Other operating income / expenses	(5,445,740)	(512,386)	44,267	(5,913,859)	(3,289,733)	(310,124)	(66,221)	(3,666,078)
Operating income	9,019,460	373,912	-	9,393,372	10,940,288	548,015	-	11,488,303
Non-operating income	(328,546)	(7,559)	-	(336,105)	(292,461)	(916)	-	(293,377)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	303,594	(366,353)	-	(62,759)	(2,665,657)	(547,099)	-	(3,212,756)
Net income	8,994,508	-	-	8,994,508	7,982,170	-	-	7,982,170

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
 (2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

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Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On June 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	930,783,988	121,910,645	289,815,866	18,176	5,020,529	(69,670,160)	1,277,879,044
Cash and due from banks	11,459,471	3,954,027	259,756	6,721	170,613	(425,330)	15,425,258
Interbank investments	106,145,155	2,469,511	-	-	-	-	108,614,666
Securities and derivative financial instruments	303,173,547	17,464,160	278,225,331	1,876	4,033,419	(4,770,430)	598,127,903
Interbank and interdepartmental accounts	72,886,101	-	-	-	-	-	72,886,101
Loans and leases	303,723,924	98,380,157	-	-	-	(61,386,989)	340,717,092
Allowance for Loan Losses (ALL)	(33,133,203)	(2,106,423)	-	-	-	-	(35,239,626)
Other receivables and assets	166,528,993	1,749,213	11,330,779	9,579	816,497	(3,087,411)	177,347,650
Permanent assets	117,449,500	35,938	6,367,663	2,386	849,695	(96,375,454)	28,329,728
Investments	96,137,059	-	2,303,463	-	57,241	(96,375,454)	2,122,309
Premises and equipment	5,364,407	22,991	2,370,880	426	28,963	-	7,787,667
Intangible assets	15,948,034	12,947	1,693,320	1,960	763,491	-	18,419,752
Total in 2018	1,048,233,488	121,946,583	296,183,529	20,562	5,870,224	(166,045,614)	1,306,208,772
Total in 2017	1,052,051,608	101,471,852	280,464,893	16,712	4,723,773	(147,545,208)	1,291,183,630

Liabilities
Current and long-term liabilities	933,224,812	64,143,787	262,203,898	10,018	1,169,013	(69,670,160)	1,191,081,368
Deposits	280,947,305	19,238,309	-	-	-	(581,356)	299,604,258
Securities sold under agreements to repurchase	253,260,169	10,049,405	-	-	-	-	263,309,574
Funds from issuance of securities	154,526,437	3,402,606	-	-	-	(4,626,333)	153,302,710
Interbank and interdepartmental accounts	23,193,924	-	-	-	-	-	23,193,924
Borrowing and on-lending	98,667,918	15,879,401	-	-	-	(61,386,989)	53,160,330
Derivative financial instruments	15,254,735	560,078	-	-	-	-	15,814,813
Technical provisions for insurance, pension plans and capitalization bonds	-	-	252,064,674	6,464	-	-	252,071,138
Other liabilities	107,374,324	15,013,988	10,139,224	3,554	1,169,013	(3,075,482)	130,624,621
Deferred income	365,912	-	22,146	-	-	-	388,058
Non-controlling interests in subsidiaries	1,604,041	57,802,796	33,957,485	10,544	4,701,211	(96,375,454)	1,700,623
Shareholders’ equity	113,038,723	-	-	-	-	-	113,038,723
Total in 2018	1,048,233,488	121,946,583	296,183,529	20,562	5,870,224	(166,045,614)	1,306,208,772
Total in 2017	1,052,051,608	101,471,852	280,464,893	16,712	4,723,773	(147,545,208)	1,291,183,630

80 Economic and Financial Analysis Report – June 2018

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Notes to the Consolidated Financial Statements

	In the six month period ended June 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	49,716,675	2,173,195	8,264,626	1,078	127,021	(791,492)	59,491,103
Expenses from financial intermediation	(26,818,563)	(909,553)	(5,702,616)	-	-	791,492	(32,639,240)
Financial margin	22,898,112	1,263,642	2,562,010	1,078	127,021	-	26,851,863
Allowance for loan losses	(8,333,141)	(635,051)	-	-	-	-	(8,968,192)
Gross income from financial intermediation	14,564,971	628,591	2,562,010	1,078	127,021	-	17,883,671
Income from insurance, pension plans and capitalization bonds	-	-	3,695,047	3,475	-	21,520	3,720,042
Fee and commission income	14,562,813	194,605	1,086,475	-	180,943	(119,114)	15,905,722
Personnel expenses	(8,785,730)	(106,396)	(745,722)	(2,383)	(115,899)	-	(9,756,130)
Other administrative expenses	(9,158,242)	(120,748)	(740,955)	(2,047)	(97,884)	315,686	(9,804,190)
Tax expenses	(2,216,701)	(13,277)	(451,281)	(65)	(35,786)	-	(2,717,110)
Share of profit (loss) of unconsolidated and jointly controlled companies	4,621	-	73,651	-	(3,046)	-	75,226
Other operating income / expenses	(5,896,057)	(13,871)	125,553	(560)	89,158	(218,082)	(5,913,859)
Operating income	3,075,675	568,904	5,604,778	(502)	144,507	10	9,393,372
Non-operating income	(329,787)	8,010	(15,307)	-	989	(10)	(336,105)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	2,717,065	(308,168)	(2,443,745)	275	(28,186)	-	(62,759)
Net Income in 2018	5,462,953	268,746	3,145,726	(227)	117,310	-	8,994,508
Net Income in 2017	4,556,819	644,254	2,644,444	(727)	137,380	-	7,982,170

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	10,287,223	9,533,548
Cash and due from banks in foreign currency	5,018,355	3,843,821
Investments in gold	216	193
Total cash and due from banks	15,305,794	13,377,562
Interbank investments (1)	91,458,843	168,513,389
Total cash and cash equivalents	106,764,637	181,890,951

(1) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	22,818,158	2,944,842	-	-	25,763,000	44,498,179
● National treasury notes	21,598,132	-	-	-	21,598,132	22,184,260
● Financial treasury bills	144,859	-	-	-	144,859	16,267,460
● National treasury bills	933,778	2,944,842	-	-	3,878,620	5,716,233
● Debentures	-	-	-	-	-	287,133
● Other	141,389	-	-	-	141,389	43,093
Funded position	38,749,590	29,138,181	1,451,663	-	69,339,434	124,523,053
● National treasury notes	38,148,882	28,349,086	1,129,944	-	67,627,912	46,377,283
● Financial treasury bills	600,708	-	-	-	600,708	48,863,413
● National treasury bills	-	789,095	321,719	-	1,110,814	29,282,357
Unrestricted position	820,683	2,400,782	674,912	-	3,896,377	2,278,404
● National treasury bills	820,683	2,400,782	674,912	-	3,896,377	2,278,404
Subtotal	62,388,431	34,483,805	2,126,575	-	98,998,811	171,299,636
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,504,786	2,703,375	1,283,169	1,194,364	9,685,694	6,296,291
● Provision for losses	(2,046)	(1,047)	(7,409)	-	(10,502)	(12,831)
Subtotal	4,502,740	2,702,328	1,275,760	1,194,364	9,675,192	6,283,460
Total in 2018	66,891,171	37,186,133	3,402,335	1,194,364	108,674,003
%	61.6	34.2	3.1	1.1	100.0
Total in 2017	171,985,160	3,530,842	938,817	1,128,277		177,583,096
%	96.9	2.0	0.5	0.6		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Accrued on June 30 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	578,507	265,245
• Funded position	3,328,068	9,476,507
• Unrestricted position	1,099,201	358,857
Subtotal	5,005,776	10,100,609
Income from interest-earning deposits in other banks	257,707	239,555
Total (Note 7g)	5,263,483	10,340,164

82  Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

otes to the Consolidated Financial Statements

7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	Financial	Insurance Group		Other Activities	2018	%	2017	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	45,636,244	14,651,240	179,854,599	76,160	240,218,243	45.0	227,664,245	49.9
- Government securities	24,305,807	11,311,319	163,970,000	17,068	199,604,194	37.4	185,308,666	40.6
- Corporate securities	7,384,324	3,319,384	13,653,549	59,092	24,416,349	4.6	27,305,269	6.0
- Derivative financial instruments (1) (5)	13,946,113	20,537	2,231,050	-	16,197,700	3.0	15,050,310	3.3
Available-for-sale securities (2)	199,625,490	21,922,093	16,289,041	21,181	237,857,805	44.5	185,410,003	40.8
- Government securities	133,480,573	20,145,077	15,169,282	15,876	168,810,808	31.6	122,960,230	27.0
- Corporate securities	66,144,917	1,777,016	1,119,759	5,305	69,046,997	12.9	62,449,773	13.8
Held-to-maturity securities (2)	28,472,656	5,296,593	22,469,645	-	56,238,894	10.5	42,266,139	9.3
- Government securities	17,034,546	5,296,593	22,469,645	-	44,800,784	8.4	30,032,936	6.6
- Corporate securities	11,438,110	-	-	-	11,438,110	2.1	12,233,203	2.7
Total	273,734,390	41,869,926	218,613,285	97,341	534,314,942	100.0	455,340,387	100.0

- Government securities	174,820,926	36,752,989	201,608,927	32,944	413,215,786	77.3	338,301,832	74.2
- Corporate securities	98,913,464	5,116,937	17,004,358	64,397	121,099,156	22.7	117,038,555	25.8
Total	273,734,390	41,869,926	218,613,285	97,341	534,314,942	100.0	455,340,387	100.0

Bradesco  83

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	14,790,667	2,130,717	2,378,433	26,336,427	45,636,244	49,118,649	(3,482,405)	54,487,377	(6,571,909)
Financial treasury bills	-	531,559	243,191	14,008,116	14,782,866	14,782,561	305	14,837,680	(1,080)
National treasury notes	-	169,040	531,193	7,071,879	7,772,112	7,820,116	(48,004)	6,820,658	146,794
Financial bills	-	147,633	256,701	411,683	816,017	815,293	724	2,697,830	8,400
Debentures	46,929	85,305	-	1,270,583	1,402,817	1,459,994	(57,177)	1,841,502	(242,220)
National treasury bills	26,083	226,755	181,279	663,956	1,098,073	1,096,352	1,721	7,984,868	18,547
Given in guarantee to the Brazilian foreign debt notes	8,042	-	-	163,880	171,922	183,141	(11,219)	7,937	(26)
Derivative financial instruments (1) (5)	12,015,349	489,127	502,063	939,573	13,946,112	17,267,221	(3,321,109)	15,025,530	(6,449,322)
Other	2,694,264	481,298	664,006	1,806,757	5,646,325	5,693,971	(47,646)	5,271,372	(53,002)
- Insurance companies and capitalization bonds	3,149,703	322,613	326,978	10,851,946	14,651,240	14,651,240	-	15,067,370	2,521
Financial treasury bills	11,011	291,604	18,860	9,559,036	9,880,511	9,880,511	-	10,015,295	-
Financial bills	-	-	14,628	68,897	83,525	83,525	-	327,241	-
Other	3,138,692	31,009	293,490	1,224,013	4,687,204	4,687,204	-	4,724,834	2,521
- Pension plans	7,004,693	3,316,560	1,279,586	168,253,760	179,854,599	179,854,599	-	158,088,916	-
Financial treasury bills	20,957	1,850,122	542,828	55,819,953	58,233,860	58,233,860	-	46,370,627	-
National treasury notes	-	256,600	174,911	22,709,679	23,141,190	23,141,190	-	57,172,845	-
National treasury bills	375	35,891	6,245	82,552,437	82,594,948	82,594,948	-	40,152,337	-
Financial bills	-	589,938	272,640	3,828,446	4,691,024	4,691,024	-	8,480,728	-
Debentures	15,136	334,556	179,002	3,129,939	3,658,633	3,658,633	-	3,354,446	-
Other	6,968,225	249,453	103,960	213,306	7,534,944	7,534,944	-	2,557,933	-
- Other activities	59,093	1,446	3,745	11,876	76,160	76,162	(2)	20,582	(7)
Financial treasury bills	-	1,446	3,745	11,876	17,067	17,069	(2)	20,582	(7)
Other	59,093	-	-	-	59,093	59,093	-	-	-
Total	25,004,156	5,771,336	3,988,742	205,454,009	240,218,243	243,700,650	(3,482,407)	227,664,245	(6,569,395)
Derivative financial instruments (liabilities) (5)	(14,949,538)	(597,299)	(413,754)	(642,992)	(16,603,583)	(13,305,253)	(3,298,330)	(14,255,651)	(3,322,974)

84  Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (2) (6)	On June 30 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	11,026,090	10,206,799	79,676,805	98,715,796	199,625,490	200,826,891	(1,201,401)	155,735,903	102,613
National treasury bills	1,185,208	3,029,215	65,963,779	46,233,583	116,411,785	115,696,270	715,515	81,766,979	1,442,512
Debentures	725,580	697,920	5,029,645	33,976,456	40,429,601	41,209,310	(779,709)	38,130,413	(789,671)
National treasury notes	-	733,282	2,550,339	6,086,083	9,369,704	9,185,811	183,893	10,407,305	372,721
Foreign corporate securities	137,455	623,494	1,159,970	8,060,853	9,981,772	10,180,355	(198,583)	11,122,763	(210,053)
Shares	7,069,641	-	-	-	7,069,641	8,199,743	(1,130,102)	6,648,914	(733,410)
Foreign government bonds	191,914	3,415,259	-	-	3,607,173	3,612,276	(5,103)	1,551,478	(9,616)
Promissory Notes	-	1,697,278	4,105,549	-	5,802,827	5,763,239	39,588	820,285	(1,121)
Certificates of real estate receivables	-	-	10,812	781,777	792,589	771,908	20,681	1,121,469	(33,963)
Other	1,716,292	10,351	856,711	3,577,044	6,160,398	6,207,979	(47,581)	4,166,297	65,214
- Insurance companies and capitalization bonds	1,826,532	17,759	201,046	19,876,756	21,922,093	22,242,688	(320,595)	16,486,342	59,038
National treasury notes	-	-	-	13,551,911	13,551,911	14,033,223	(481,312)	11,391,897	(235,547)
Shares	1,391,356	-	-	-	1,391,356	1,153,570	237,786	1,331,730	227,447
National treasury bills	103,093	-	186,831	6,036,888	6,326,812	6,414,110	(87,298)	3,352,382	62,830
Other	332,083	17,759	14,215	287,957	652,014	641,785	10,229	410,333	4,308
- Pension plans	1,028,109	19,763	16,006	15,225,163	16,289,041	15,691,033	598,008	13,142,438	999,152
National treasury notes	-	9,839	-	14,094,932	14,104,771	13,563,903	540,868	11,420,736	961,129
Shares	1,028,109	-	-	-	1,028,109	964,497	63,612	1,555,269	33,615
Debentures	-	-	-	91,650	91,650	83,034	8,616	93,914	4,367
Other	-	9,924	16,006	1,038,581	1,064,511	1,079,599	(15,088)	72,519	41
- Other activities	5,304	-	-	15,877	21,181	15,885	5,296	45,320	5,218
Other	5,304	-	-	15,877	21,181	15,885	5,296	45,320	5,218
Subtotal	13,886,035	10,244,321	79,893,857	133,833,592	237,857,805	238,776,497	(918,692)	185,410,003	1,166,021
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(285,786)	-	21,282
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(682,319)	-	(319,569)
Total	13,886,035	10,244,321	79,893,857	133,833,592	237,857,805	238,776,497	(1,886,797)	185,410,003	867,734

Bradesco  85

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On June 30 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	144	1,278	11,100	28,460,134	28,472,656	27,966,644	(506,012)	12,262,241	(506,546)
National treasury bills	-	-	-	16,214,867	16,214,867	16,214,867	-	-	-
Certificates of real estate receivables	-	41	9,896	11,428,173	11,438,110	10,932,098	(506,012)	12,233,203	(506,724)
National treasury notes	144	1,237	1,204	814,220	816,805	816,805	-	8,381	-
Other	-	-	-	2,874	2,874	2,874	-	20,657	178
- Insurance companies and capitalization bonds	-	-	-	5,296,593	5,296,593	5,457,266	160,673	5,160,517	545,001
National treasury notes	-	-	-	5,296,593	5,296,593	5,457,266	160,673	5,111,576	529,199
Financial treasury bills	-	-	-	-	-	-	-	48,941	15,802
- Pension plans	-	18,257	-	22,451,388	22,469,645	24,108,260	1,638,615	24,843,381	2,571,005
National treasury notes	-	18,257	-	22,451,388	22,469,645	24,108,260	1,638,615	24,843,381	2,571,005
Total	144	19,535	11,100	56,208,115	56,238,894	57,532,170	1,293,276	42,266,139	2,609,460

86  Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
Own portfolio	24,383,244	10,735,775	37,041,969	309,936,212	382,097,200	357,211,631
Fixed income securities	11,546,032	10,735,775	37,041,969	309,936,212	369,259,988	344,955,041
● National treasury notes	145	518,377	365,446	82,204,531	83,088,499	114,409,451
● Financial treasury bills	-	2,544,872	1,214,104	68,042,288	71,801,264	69,825,098
● National treasury bills	1,288,155	45,289	25,043,900	100,420,329	126,797,673	73,222,917
● Debentures	773,823	1,032,716	4,937,619	35,805,099	42,549,257	43,555,795
● Financial bills	-	737,572	543,968	4,409,741	5,691,281	11,508,754
● Certificates of real estate receivables	-	41	20,708	12,403,317	12,424,066	13,543,236
● Foreign government bonds	238,610	3,415,259	-	434,135	4,088,004	1,881,833
● Foreign corporate securities	1,219,764	202,406	650,838	4,316,534	6,389,542	8,483,254
● Brazilian foreign debt securities	26,986	-	-	1,215,527	1,242,513	608,326
● Promissory Notes	-	1,697,278	4,139,988	143,554	5,980,820	1,274,940
● Bank deposit certificates	228,368	500,079	69,521	15,879	813,847	674,507
● Other	7,770,181	41,886	55,877	525,278	8,393,222	5,966,930
Equity securities	12,837,212	-	-	-	12,837,212	12,256,590
● Shares of listed companies	1,030,747	-	-	-	1,030,747	1,557,599
● Shares of other companies	11,806,465	-	-	-	11,806,465	10,698,991
Restricted securities	240,154	4,810,290	43,461,246	84,384,563	132,896,253	74,389,224
Subject to repurchase agreements	113,027	4,529,232	38,233,983	68,097,844	110,974,086	54,455,555
● National treasury bills	-	3,133,397	33,783,948	52,241,875	89,159,220	49,235,023
● Foreign corporate securities	86,688	609,873	1,117,263	4,839,448	6,653,272	4,696,472
● National treasury notes	-	697,695	3,042,440	5,825,735	9,565,870	263,726
● Brazilian foreign debt securities	12,517	-	-	680,571	693,088	3,575
● Debentures	13,822	88,256	271,817	2,488,325	2,862,220	-
● Financial treasury bills	-	11	18,515	2,021,890	2,040,416	256,759
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	83,599
● National treasury bills	-	-	-	-	-	83,599
Privatization rights	-	-	-	41,707	41,707	46,517
Given in guarantee	127,127	281,058	5,227,263	16,245,012	21,880,460	19,803,553
● National treasury notes	-	-	-	4,321,160	4,321,160	11,581,723
● National treasury bills	26,603	113,176	4,764,328	566,196	5,470,303	4,815,167
● Financial treasury bills	31,969	167,882	462,935	11,107,200	11,769,986	3,365,256

Bradesco  87

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
● Other	68,555	-	-	250,456	319,011	41,407
Derivative financial instruments (1) (5)	14,266,937	489,127	502,063	939,573	16,197,700	15,050,310
Securities sold under repurchase agreements - unrestricted	-	-	2,888,421	235,368	3,123,789	8,689,222
● National treasury bills	-	-	2,888,421	-	2,888,421	6,682,457
● National treasury notes	-	-	-	235,368	235,368	1,734,685
● Financial treasury bills	-	-	-	-	-	272,080
Total	38,890,335	16,035,192	83,893,699	395,495,716	534,314,942	455,340,387
%	7.3	3.0	15.7	74.0	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, except those considered as accounting hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$(297,343) thousand, was retained in shareholders’ equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the first semester of 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$407,060 thousand (R$833,283 thousand in 2017).

88  Economic and Financial Analysis Report – June 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco  89

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On June 30 - R$ thousand
	2018		2017
	Nominal value	Net amount value	Nominal value	Net amount value
Futures contracts
Purchase commitments:	171,790,932		159,200,720
- Interbank market	108,247,938	-	106,564,494	2,446,235
- Foreign currency	63,229,924	-	52,586,084	-
- Other	313,070	-	50,142	-
Sale commitments:	203,727,196	-	165,675,492	-
- Interbank market (1)	127,964,886	19,716,948	104,118,259	-
- Foreign currency (2)	75,046,070	11,816,146	61,478,973	8,892,889
- Other	716,240	403,170	78,260	28,118

Option contracts
Purchase commitments:	129,394,145		24,809,185
- Interbank market	113,733,788	-	13,245,179	10,574,362
- Foreign currency	15,238,538	1,083,819	11,285,617	1,646,871
- Other	421,819	198,651	278,389	-
Sale commitments:	179,044,451		21,139,860
- Interbank market	164,666,564	50,932,776	2,670,817	-
- Foreign currency	14,154,719	-	9,638,746	-
- Other	223,168	-	8,830,297	8,551,908

Forward contracts
Purchase commitments:	16,853,738		12,297,961
- Foreign currency	16,193,212	-	11,784,574	-
- Other	660,526	-	513,387	13,868
Sale commitments:	19,398,654		16,254,153
- Foreign currency (2)	18,441,365	2,248,153	15,754,634	3,970,060
- Other	957,289	296,763	499,519	-

Swap contracts
Assets (long position):	77,511,734		73,627,402
- Interbank market	6,254,688	2,251,595	7,936,977	5,599,559
- Fixed rate	49,942,201	24,265,065	51,922,671	21,065,185
- Foreign currency	14,138,588	-	12,440,983	-
- IGPM	732,450	-	437,700	-
- Other	6,443,807	3,886,787	889,071	-
Liabilities (unrestricted position):	59,702,490		49,911,825
- Interbank market	4,003,093	-	2,337,418	-
- Fixed rate	25,677,136	-	30,857,486	-
- Foreign currency	26,729,241	12,590,653	13,846,145	1,405,162
- IGPM	736,000	3,550	710,000	272,300
- Other	2,557,020	-	2,160,776	1,271,705

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$4,728,847 thousand (R$4,603,132 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$10,485,976 thousand (R$16,383,339 thousand in 2017) (note 7f); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$57,968,309 thousand (R$48,677,787 thousand in 2017).

90  Economic and Financial Analysis Report – June 2018

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On June 30 - R$ thousand
	2018			2017
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps	13,807,244	(3,503,487)	10,303,757	19,750,382	(6,396,785)	13,353,597
Adjustment receivable - future	8,343	-	8,343	13,382	-	13,382
Receivable forward purchases	1,583,553	-	1,583,553	654,841	-	654,841
Receivable forward sales (1)	2,855,478	-	2,855,478	626,747	-	626,747
Premiums on exercisable options	1,264,191	182,378	1,446,569	454,280	(52,537)	401,743
Total assets (A)	19,518,809	(3,321,109)	16,197,700	21,499,632	(6,449,322)	15,050,310
Adjustment payables - swaps	(9,250,216)	(3,045,997)	(12,296,213)	(8,530,214)	(3,348,041)	(11,878,255)
Adjustment payables - future	(187,242)	-	(187,242)	(205,948)	-	(205,948)
Payable forward purchases	(674,881)	-	(674,881)	(1,001,656)	-	(1,001,656)
Payable forward sales	(1,731,148)	-	(1,731,148)	(698,620)	-	(698,620)
Premiums on written options	(1,461,766)	(252,333)	(1,714,099)	(496,239)	25,067	(471,172)
Total liabilities (B)	(13,305,253)	(3,298,330)	(16,603,583)	(10,932,677)	(3,322,974)	(14,255,651)
				-
Net Effect (A-B)	6,213,556	(6,619,439)	(405,883)	10,566,955	(9,772,296)	794,659

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On June 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Futures contracts (1)	92,094,401	15,275,638	83,728,089	184,420,000	375,518,128	324,876,212
Option contracts	10,575,551	219,139,291	61,835,904	16,887,850	308,438,596	45,949,045
Forward contracts (1)	20,128,597	7,135,137	6,885,732	2,102,926	36,252,392	28,552,114
Swap contracts	6,154,907	13,968,065	11,736,518	105,354,734	137,214,224	123,539,227
Total in 2018	128,953,456	255,518,131	164,186,243	308,765,510	857,423,340
Total in 2017	117,468,390	35,166,373	150,111,407	220,170,428		522,916,598

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On June 30 - R$ thousand
	2018	2017
Government securities
National treasury bills	3,769,858	2,994,173
National treasury notes	4,916,695	4,614,789
Total	8,686,553	7,608,962

V)  Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand
	2018	2017
Swap contracts	(1,707,929)	356,397
Forward contracts (1)	(846,856)	(663,409)
Option contracts	(362,071)	(156,219)
Futures contracts (1)	(4,409,651)	(697,699)
Foreign exchange variation of assets and liabilities overseas	4,032,369	442,516
Total (Note 7g)	(3,294,138)	(718,414)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On June 30 - R$ thousand
	2018	2017
B3 (stock exchange)	622,280,049	305,061,353
B3 (over-the-counter)	179,960,643	166,497,363
Overseas (stock exchange) (1)	45,476,695	44,100,246
Overseas (over-the-counter) (1)	9,705,953	7,257,636
Total	857,423,340	522,916,598

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On June 30, 2018, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$768,422 thousand (2017 - R$220,210 thousand) and “bonds of the Brazilian public debt” in the amount of R$1,318,275 thousand (2017 - R$363,902 thousand); and the risk transferred in credit swaps whose underlying assets are Brazilian public debt”, was R$(886,834) thousand (R$(16,541) thousand in 2017), and “foreign public debt derivatives” was R$(231,348) thousand, amounting to a total net credit risk value of R$968,515 thousand (2017 - R$567,571 thousand), with an effect on the calculation of required shareholders’ equity of R$68,538 thousand (2017 - R$23,122 thousand). The contracts related to credit derivatives transactions described above are due in 2025. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$304 thousand (2017 - R$(616) thousand). There were no credit events, as defined in the agreements, during the period.

92 Economic and Financial Analysis Report – June 2018

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Notes to the Consolidated Financial Statements

f)    Hedge Accounting

On June 30, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082 / 02, composed by:

I)  Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	10,485,976	9,484,831	19,579	11,747
Hedge of interest payments on funding (2)	4,728,847	4,637,720	(44,727)	(26,836)
Total in 2018	15,214,823	14,122,551	(25,148)	(15,089)
*
Hedge of interest receipts from investments in securities (1)	16,383,339	18,046,986	204,456	122,674
Hedge of interest payments on funding (2)	4,603,132	4,594,907	(28,839)	(17,303)
Total in 2017	20,986,471	22,641,893	175,617	105,371

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082 / 02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$5,074 thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in during the first semester of 2018 were R$14,464 thousand.

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,382,494	752,159	(260,638)	(156,383)
Total in 2018	1,382,494	752,159	(260,638)	(156,383)
*
Hedge of exchange variation on future cash flows (1)	1,172,402	661,360	(154,335)	(92,601)
Total in 2017	1,172,402	661,360	(154,335)	(92,601)

 (1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082 / 02.

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Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$4,182 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in during the first semester of 2018 were  R$(6,258) thousand.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	In the six month period ended June 30 - R$ thousand
	2018	2017
Fixed income securities (1)	10,663,613	11,233,595
Interbank investments (Note 6b)	5,263,483	10,340,164
Equity securities	83,770	770,083
Subtotal	16,010,866	22,343,842
Income from insurance, pension plans and capitalization bonds (2)	9,339,830	14,493,952
Income from derivative financial instruments (Note 7d V)	(3,294,138)	(718,414)
Total	22,056,558	36,119,380

(1) In the first semester of 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$405,592 thousand (R$833,283 thousand in 2017); and

(2) In the first semester of 2018, there were losses due to impairment of shares in the amount of R$1,468 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	7,230,446	4,820,146
Compulsory deposit – savings deposits	savings index	20,437,684	19,270,779
Compulsory deposit – time deposits	Selic rate	43,685,879	38,155,072
Requirement rural loans funds	not remunerated	46,225	-
Additional compulsory deposit – savings deposits	Selic rate	-	5,226,260
Reserve requirement – SFH	TR + interest rate	1,241,906	825,908
Total		72,642,140	68,298,165

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	1,806,363	2,654,557
Reserve requirement – SFH	25,038	28,890
Total	1,831,401	2,683,447

94  Economic and Financial Analysis Report – June 2018

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	% (4)	Total in 2017 (A)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	21,208,973	10,776,495	9,857,340	19,406,815	24,979,282	74,346,049	160,574,954	36.6	151,440,966	36.0
Financing	5,134,249	3,689,421	3,524,314	9,512,955	17,382,825	89,442,868	128,686,632	29.3	127,607,532	30.4
Agricultural and agribusiness loans	2,093,884	1,224,200	1,393,421	4,436,148	4,030,545	8,838,838	22,017,036	5.0	21,649,869	5.2
Subtotal	28,437,106	15,690,116	14,775,075	33,355,918	46,392,652	172,627,755	311,278,622	70.9	300,698,367	71.6
Leases	95,070	83,395	86,298	241,278	391,931	1,060,564	1,958,536	0.4	2,155,805	0.5
Advances on foreign exchange contracts (2)	3,436,390	1,842,654	1,667,060	2,588,279	3,429,569	65,079	13,029,031	3.0	9,696,091	2.3
Subtotal	31,968,566	17,616,165	16,528,433	36,185,475	50,214,152	173,753,398	326,266,189	74.3	312,550,263	74.4
Other receivables (3)	17,594,166	6,509,662	3,418,536	5,141,922	2,873,220	625,519	36,163,025	8.2	30,796,183	7.3
Total loans	49,562,732	24,125,827	19,946,969	41,327,397	53,087,372	174,378,917	362,429,214	82.5	343,346,446	81.7
Acquisition of credit card receivables	1,425,815	656,901	482,985	827,125	521,319	-	3,914,145	0.9	1,639,010	0.4
Subtotal	50,988,547	24,782,728	20,429,954	42,154,522	53,608,691	174,378,917	366,343,359	83.4	344,985,456	82.1
Sureties and guarantees	3,635,781	540,799	1,538,495	6,352,354	9,681,031	50,016,487	71,764,947	16.3	73,743,868	17.6
Loan assignment - real estate receivables certificate	33,116	33,114	33,112	95,298	142,223	478,166	815,029	0.2	967,852	0.2
Guarantee given on rural loans assigned	-	-	-	-	-	76,709	76,709	-	88,696	-
Letters of credit for imports	95,987	135,660	35,326	84,322	48,558	-	399,853	0.1	299,127	0.1
Confirmed exports loans	2,791	-	-	20,000	60,000	-	82,791	-	42,065	-
Total - Off-balance-sheet accounts	3,767,675	709,573	1,606,933	6,551,974	9,931,812	50,571,362	73,139,329	16.6	75,141,608	17.9
Total in 2018	54,756,222	25,492,301	22,036,887	48,706,496	63,540,503	224,950,279	439,482,688	100.0
Total in 2017	43,180,520	27,252,104	19,952,724	50,026,306	67,080,689	212,634,721			420,127,064	100.0

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	% (4)	Total in 2017 (B)	% (4)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,865,793	1,398,293	898,460	2,741,370	3,415,103	10,319,019	83.6	11,820,224	83.0
Financing	294,903	221,016	255,648	278,869	215,585	1,266,021	10.3	1,360,323	9.6
Agricultural and agribusiness loans	26,868	30,611	14,327	43,470	89,385	204,661	1.7	252,496	1.8
Subtotal	2,187,564	1,649,920	1,168,435	3,063,709	3,720,073	11,789,701	95.6	13,433,043	94.4
Leases	2,864	2,462	1,827	3,875	3,046	14,074	0.1	50,016	0.4
Advances on foreign exchange contracts (2)	20,654	14,374	6,722	55,958	-	97,708	0.8	268,319	1.9
Subtotal	2,211,082	1,666,756	1,176,984	3,123,542	3,723,119	11,901,483	96.5	13,751,378	96.7
Other receivables (3)	7,941	22,282	36,400	65,014	294,051	425,688	3.5	473,926	3.3
Total in 2018	2,219,023	1,689,038	1,213,384	3,188,556	4,017,170	12,327,171	100.0
Total in 2017	1,949,551	1,858,367	1,709,969	3,564,998	5,142,419			14,225,304	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	% (4)	Total in 2017 (C)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	670,255	520,606	485,447	1,174,755	1,920,801	4,655,074	9,426,938	61.4	11,823,792	67.5
Financing	229,832	194,686	193,637	531,894	874,835	3,486,593	5,511,477	35.9	5,227,531	29.9
Agricultural and agribusiness loans	1,973	55,496	1,625	9,477	51,702	72,106	192,379	1.3	248,690	1.4
Subtotal	902,060	770,788	680,709	1,716,126	2,847,338	8,213,773	15,130,794	98.6	17,300,013	98.8
Leases	2,676	2,492	2,358	6,566	12,217	24,759	51,068	0.3	158,674	0.9
Subtotal	904,736	773,280	683,067	1,722,692	2,859,555	8,238,532	15,181,862	98.9	17,458,687	99.7
Other receivables (3)	6,570	5,678	5,198	14,106	21,276	113,929	166,757	1.1	44,171	0.3
Total in 2018	911,306	778,958	688,265	1,736,798	2,880,831	8,352,461	15,348,619	100.0
Total in 2017	981,713	873,623	815,367	2,046,166	3,397,966	9,388,023			17,502,858	100.0

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Total
	Total in 2018 (A+B+C)	% (4)	Total in 2017 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	180,320,911	38.6	175,084,982	38.8
Financing	135,464,130	29.0	134,195,386	29.7
Agricultural and agribusiness loans	22,414,076	4.8	22,151,055	4.9
Subtotal	338,199,117	72.4	331,431,423	73.4
Leases	2,023,678	0.4	2,364,495	0.5
Advances on foreign exchange contracts (2) (Note 10a)	13,126,739	2.8	9,964,410	2.2
Subtotal	353,349,534	75.6	343,760,328	76.1
Other receivables (3)	36,755,470	7.9	31,314,280	6.9
Total loans	390,105,004	83.5	375,074,608	83.0
Acquisition of credit card receivables	3,914,145	0.8	1,639,010	0.4
Subtotal	394,019,149	84.3	376,713,618	83.4
Sureties and guarantees	71,764,947	15.4	73,743,868	16.3
Loan assignment - real estate receivables certificate	815,029	0.2	967,852	0.2
Guarantee given on rural loans assigned	76,709	-	88,696	-
Letters of credit for imports	399,853	0.1	299,127	0.1
Confirmed exports loans	82,791	-	42,065	-
Total - Off-balance-sheet accounts	73,139,329	15.7	75,141,608	16.6
Total in 2018	467,158,478	100.0
Total in 2017			451,855,226	100.0

(1) Including credit card loans and advances on credit card receivables of R$13,898,610 thousand (R$16,355,388 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$26,466,763 thousand (R$24,313,631 thousand in 2017); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	23,439,090	80,138,999	15,263,030	27,927,510	7,954,786	5,431,828	4,035,570	2,508,364	13,621,734	180,320,911	46.3	175,084,982	46.7
Financing	80,758,260	21,350,712	15,288,788	9,677,595	2,445,095	1,815,134	770,134	525,953	2,832,459	135,464,130	34.7	134,195,386	35.8
Agricultural and agribusiness loans	7,063,750	5,233,147	7,309,202	1,979,127	487,852	106,340	30,820	23,969	179,869	22,414,076	5.7	22,151,055	5.9
Subtotal	111,261,100	106,722,858	37,861,020	39,584,232	10,887,733	7,353,302	4,836,524	3,058,286	16,634,062	338,199,117	86.7	331,431,423	88.4
Leases	307,429	358,156	1,200,690	47,882	14,558	26,918	9,718	2,590	55,737	2,023,678	0.5	2,364,495	0.6
Advances on foreign exchange contracts (2)	5,386,378	2,666,797	2,401,881	2,088,041	32,236	336,905	46,588	23,648	144,265	13,126,739	3.4	9,964,410	2.7
Subtotal	116,954,907	109,747,811	41,463,591	41,720,155	10,934,527	7,717,125	4,892,830	3,084,524	16,834,064	353,349,534	90.6	343,760,328	91.7
Other receivables	8,370,725	19,498,679	3,665,447	3,920,189	229,872	138,786	66,333	41,747	823,692	36,755,470	9.4	31,314,280	8.3
Total in 2018	125,325,632	129,246,490	45,129,038	45,640,344	11,164,399	7,855,911	4,959,163	3,126,271	17,657,756	390,105,004	100.0
%	32.1	33.1	11.6	11.7	2.9	2.0	1.3	0.8	4.5	100.0
Total in 2017	115,125,703	123,307,634	45,766,139	43,597,254	12,317,567	7,360,307	3,814,006	3,254,798	20,531,200			375,074,608	100.0
%	30.7	32.9	12.1	11.6	3.3	2.0	1.0	0.9	5.5			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 10a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,218,336	3,015,406	2,014,099	1,412,330	1,229,427	1,199,366	5,259,655	15,348,619	100.0	17,502,858	100.0
1 to 30	-	-	147,685	175,036	109,696	71,179	62,985	58,616	286,109	911,306	5.9	981,713	5.6
31 to 60	-	-	111,026	193,438	87,366	56,518	53,314	42,345	234,951	778,958	5.1	873,623	5.0
61 to 90	-	-	92,789	122,944	84,577	56,819	52,680	43,099	235,357	688,265	4.5	815,367	4.7
91 to 180	-	-	174,356	290,593	231,560	166,237	140,474	112,493	621,085	1,736,798	11.3	2,046,166	11.7
181 to 360	-	-	249,739	574,945	387,036	253,688	232,893	207,133	975,397	2,880,831	18.8	3,397,966	19.4
More than 360	-	-	442,741	1,658,450	1,113,864	807,889	687,081	735,680	2,906,756	8,352,461	54.4	9,388,023	53.6
Past-due installments (2)	-	-	425,449	973,491	1,627,512	792,682	1,479,706	884,769	6,143,562	12,327,171	100.0	14,225,304	100.0
1 to 14	-	-	8,874	116,736	758,439	30,023	19,257	95,406	179,523	1,208,258	9.8	891,711	6.3
15 to 30	-	-	407,750	230,713	88,128	56,094	39,730	26,754	161,596	1,010,765	8.2	1,057,840	7.4
31 to 60	-	-	8,825	605,082	176,184	115,667	392,767	51,459	339,054	1,689,038	13.7	1,858,367	13.1
61 to 90	-	-	-	17,019	572,894	117,062	97,856	57,600	350,953	1,213,384	9.8	1,709,969	12.0
91 to 180	-	-	-	3,941	31,867	452,774	912,593	631,761	1,155,620	3,188,556	25.9	3,564,998	25.1
181 to 360	-	-	-	-	-	21,062	17,503	21,789	3,871,756	3,932,110	31.9	5,045,460	35.4
More than 360	-	-	-	-	-	-	-	-	85,060	85,060	0.7	96,959	0.7
Subtotal	-	-	1,643,785	3,988,897	3,641,611	2,205,012	2,709,133	2,084,135	11,403,217	27,675,790		31,728,162
Specific provision	-	-	16,438	119,667	364,161	661,504	1,354,567	1,458,894	11,403,217	15,378,448		18,701,475

(1) Percentage of maturities by installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	125,325,632	129,246,490	43,485,253	41,651,447	7,522,788	5,650,899	2,250,030	1,042,136	6,254,539	362,429,214	100.0	343,346,446	100.0
1 to 30	12,118,323	19,937,335	5,540,695	8,070,868	841,999	2,134,881	137,607	115,073	665,951	49,562,732	13.7	37,797,509	11.0
31 to 60	6,327,183	9,988,422	2,741,474	3,867,114	269,140	383,238	81,619	42,990	424,647	24,125,827	6.7	25,079,153	7.3
61 to 90	5,494,534	8,756,098	2,237,401	2,716,640	318,865	123,939	38,749	29,004	231,739	19,946,969	5.5	18,054,696	5.3
91 to 180	13,111,787	15,468,788	4,983,890	5,786,390	772,045	305,507	101,660	341,914	455,416	41,327,397	11.4	43,241,903	12.6
181 to 360	16,816,798	20,477,232	6,778,451	6,476,260	889,329	363,055	135,022	121,584	1,029,641	53,087,372	14.6	53,654,051	15.6
More than 360	71,457,007	54,618,615	21,203,342	14,734,175	4,431,410	2,340,279	1,755,373	391,571	3,447,145	174,378,917	48.1	165,519,134	48.2
Generic provision	-	646,232	434,853	1,249,543	752,279	1,695,270	1,125,015	729,495	6,254,539	12,887,226		11,837,048
Total in 2018	125,325,632	129,246,490	45,129,038	45,640,344	11,164,399	7,855,911	4,959,163	3,126,271	17,657,756	390,105,004
Existing provision	-	729,562	486,564	1,510,055	1,673,601	5,242,726	4,821,206	3,031,175	17,657,756	35,152,645
Minimum required provision	-	646,232	451,291	1,369,210	1,116,440	2,356,774	2,479,582	2,188,389	17,657,756	28,265,674
Excess provision	-	83,330	35,273	140,845	557,161	2,885,952	2,341,624	842,786	-	6,886,971
Total in 2017	115,125,703	123,307,634	45,766,139	43,597,254	12,317,567	7,360,307	3,814,006	3,254,798	20,531,200			375,074,608
Existing provision	-	695,860	502,746	1,483,407	1,892,632	5,452,992	3,762,097	3,131,563	20,531,200			37,452,497
Minimum required provision	-	616,537	457,661	1,307,917	1,231,756	2,208,092	1,907,002	2,278,358	20,531,200			30,538,523
Excess provision	-	79,323	45,085	175,490	660,876	3,244,900	1,855,095	853,205	-			6,913,974

(1) Percentage of maturities by installment.

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On June 30 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	9,087,540	2.3	8,081,522	2.2
10 largest borrowers	33,697,877	8.6	30,854,198	8.2
20 largest borrowers	51,765,908	13.3	47,158,666	12.6
50 largest borrowers	73,806,142	18.9	69,048,720	18.4
100 largest borrowers	91,523,131	23.5	86,436,740	23.0

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On June 30 - R$ thousand
	2018	%	2017	%
Public sector	9,325,261	2.4	8,081,522	2.2
Oil, derivatives and aggregate activities	9,087,540	2.3	8,081,522	2.2
Production and distribution of electricity	2,294	-	-	-
Other industries	235,427	0.1	-	-
Private sector	380,779,743	97.6	366,993,086	97.8
Companies	199,728,582	51.2	196,668,157	52.4
Real estate and construction activities	28,087,651	7.2	29,665,326	7.9
Retail	26,948,921	6.9	21,528,041	5.7
Services	19,300,153	4.9	17,827,415	4.8
Transportation and concession	15,966,918	4.1	14,735,277	3.9
Automotive	12,016,051	3.1	12,865,841	3.4
Food products	12,394,433	3.2	10,469,874	2.8
Wholesale	9,916,910	2.5	9,726,602	2.6
Production and distribution of electricity	6,004,914	1.5	7,865,649	2.1
Iron and steel industry	7,639,265	2.0	7,566,006	2.0
Sugar and alcohol	7,564,020	1.9	7,004,304	1.9
Holding	3,835,191	1.0	5,835,271	1.6
Capital goods	2,740,303	0.7	4,493,802	1.2
Pulp and paper	3,046,627	0.8	3,881,806	1.0
Chemical	3,823,138	1.0	3,683,140	1.0
Cooperative	3,831,002	1.0	3,911,770	1.0
Financial	2,364,089	0.6	3,396,929	0.9
Leisure and tourism	2,824,784	0.7	2,812,210	0.7
Textiles	1,961,281	0.5	2,374,860	0.6
Agriculture	1,994,657	0.5	2,498,668	0.7
Oil, derivatives and aggregate activities	1,820,208	0.5	2,348,986	0.6
Other industries	25,648,066	6.6	22,176,380	5.9
Individuals	181,051,161	46.4	170,324,929	45.4
Total	390,105,004	100.0	375,074,608	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 YTD (2)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	125,325,632	125,325,632	32.1	32.1	30.6
A	-	-	-	129,246,490	129,246,490	33.1	65.2	63.5
B	425,449	1,218,336	1,643,785	43,485,253	45,129,038	11.6	76.8	75.7
C	973,491	3,015,406	3,988,897	41,651,447	45,640,344	11.7	88.5	87.3
Subtotal	1,398,940	4,233,742	5,632,682	339,708,822	345,341,504	88.5
D	1,627,512	2,014,099	3,641,611	7,522,788	11,164,399	2.9	91.4	90.6
E	792,682	1,412,330	2,205,012	5,650,899	7,855,911	2.0	93.4	92.6
F	1,479,706	1,229,427	2,709,133	2,250,030	4,959,163	1.3	94.7	93.6
G	884,769	1,199,366	2,084,135	1,042,136	3,126,271	0.8	95.5	94.5
H	6,143,562	5,259,655	11,403,217	6,254,539	17,657,756	4.5	100.0	100.0
Subtotal	10,928,231	11,114,877	22,043,108	22,720,392	44,763,500	11.5
Total in 2018	12,327,171	15,348,619	27,675,790	362,429,214	390,105,004	100.0
%	3.2	3.9	7.1	92.9	100.0
Total in 2017	14,225,304	17,502,858	31,728,162	343,346,446	375,074,608
%	3.8	4.7	8.5	91.5	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

102  Economic and Financial Analysis Report – June 2018

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Notes to the Consolidated Financial Statements

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 YTD (1)	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	646,232	646,232	83,330	729,562	0.6	0.6
B	1.0	4,255	12,183	16,438	434,853	451,291	35,273	486,564	1.1	1.1
C	3.0	29,205	90,462	119,667	1,249,543	1,369,210	140,845	1,510,055	3.3	3.4
Subtotal		33,460	102,645	136,105	2,330,628	2,466,733	259,448	2,726,181	0.8	0.8
D	10.0	162,751	201,410	364,161	752,279	1,116,440	557,161	1,673,601	15.0	15.4
E	30.0	237,805	423,699	661,504	1,695,270	2,356,774	2,885,952	5,242,726	66.7	74.1
F	50.0	739,853	614,714	1,354,567	1,125,015	2,479,582	2,341,624	4,821,206	97.2	98.6
G	70.0	619,338	839,556	1,458,894	729,495	2,188,389	842,786	3,031,175	97.0	96.2
H	100.0	6,143,562	5,259,655	11,403,217	6,254,539	17,657,756	-	17,657,756	100.0	100.0
Subtotal		7,903,309	7,339,034	15,242,343	10,556,598	25,798,941	6,627,523	32,426,464	72.4	73.5
Total in 2018		7,936,769	7,441,679	15,378,448	12,887,226	28,265,674	6,886,971	35,152,645	9.0
%		22.5	21.2	43.7	36.7	80.4	19.6	100.0
Total in 2017		9,823,513	8,877,962	18,701,475	11,837,048	30,538,523	6,913,974	37,452,497		10.0
%		26.2	23.7	49.9	31.6	81.5	18.5	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2018	2017
- Specific provision (1)	16,828,454	22,386,423
- Generic provision (2)	12,699,936	10,737,580
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,423,867	40,614,354
Accounting for allowance for loan losses (Note 9h-1) (5)	8,928,778	14,790,527
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Net write-offs/other	(10,200,000)	(14,891,394)
Closing balance on June 30	35,152,645	37,452,497
- Specific provision (1)	15,378,448	18,701,475
- Generic provision (2)	12,887,226	11,837,048
- Excess provision (3)	6,886,971	6,913,974

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision - Loans”; and
(5) Includes, in the first semester of 2017, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand
	2018	2017
Amount recognized (1)	8,928,778	12,334,160
Amount recovered (2) (3)	(3,081,988)	(3,613,145)
Allowance for Loan Losses expense net of amounts recovered	5,846,790	8,721,015

(1) In the first semester of 2017, it refers to the formation of allowance for loan losses, in the amount of R$14,790,527 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 9g);

(2) Classified in income from loans (Note 9j); and
(3) In the first semester of 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$8,849,035 thousand (2017 – R$3,324,546 thousand), whose sale value was R$155,490 thousand (2017 – R$35,393 thousand).

i)    Changes in the renegotiated portfolio

	On June 30 - R$ thousand
	2018	2017
Opening balance on December 31	17,183,869	17,501,423
Amount renegotiated	7,361,730	8,967,012
Amount received	(4,379,099)	(5,246,690)
Write-offs	(2,979,635)	(3,025,781)
Closing balance on June 30	17,186,865	18,195,964
Allowance for loan losses	13,338,338	13,710,615
Percentage on renegotiated portfolio	77.6%	75.3%

104 Economic and Financial Analysis Report – June 2018

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otes to the Consolidated Financial Statements

j)    Income from loans and leases

	In the six month period ended June 30 - R$ thousand
	2018	2017
Discounted trade receivables and loans	22,233,630	24,660,926
Financing	7,687,919	8,541,308
Agricultural and agribusiness loans	944,575	837,771
Subtotal	30,866,124	34,040,005
Recovery of credits charged-off as losses	3,081,988	3,613,145
Subtotal	33,948,112	37,653,150
Leases, net of expenses	109,970	144,686
Total	34,058,082	37,797,836

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	23,199,914	13,857,981
Foreign exchange and forward documents in foreign currencies	13,581	17,894
Exchange sale receivables	7,896,854	3,568,514
(-) Advances in domestic currency received	(380,749)	(202,110)
Income receivable on advances granted	213,019	159,827
Total	30,942,619	17,402,106
Liabilities – other liabilities
Exchange sales pending settlement	8,400,162	3,591,982
Exchange purchase payables	20,874,410	13,475,321
(-) Advances on foreign exchange contracts	(13,126,739)	(9,964,410)
Other	3,321	2,642
Total	16,151,154	7,105,535
Net foreign exchange portfolio	14,791,465	10,296,571
Off-balance-sheet accounts:
- Loans available for import	399,853	299,127
- Confirmed exports loans	82,791	42,065

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the six month period ended June 30 - R$ thousand
	2018	2017
Foreign exchange income	548,796	1,197,531
Adjustments:
- Income on foreign currency financing (1)	117,450	87,591
- Income on export financing (1)	795,112	1,141,892
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(339,639)	(670,637)
- Funding expenses (3)	(437,210)	(898,476)
- Other (4)	384,187	9,119
Total adjustments	519,900	(330,511)
Adjusted foreign exchange income	1,068,696	867,020

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

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Notes to the Consolidated Financial Statements

b)   Sundry

	On June 30 - R$ thousand
	2018	2017
Deferred tax assets (Note 33c)	57,031,670	53,440,286
Credit card operations	26,466,763	25,952,641
Debtors for escrow deposits	18,381,584	17,217,696
Trade and credit receivables	10,101,710	6,989,931
Prepaid taxes	11,971,106	7,089,264
Other debtors	4,240,722	4,259,311
Payments to be reimbursed	1,169,262	726,571
Receivables from sale of assets	211,910	149,750
Other	924,694	944,496
Total	130,499,421	116,769,946

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2018	2017
Real estate	1,568,670	(338,262)	1,230,408	1,300,798
Vehicles and similar	610,444	(343,811)	266,633	316,353
Goods subject to special conditions	724,579	(724,579)	-	-
Inventories/warehouse	20,850	-	20,850	29,017
Machinery and equipment	9,479	(8,508)	971	1,320
Other	23,132	(21,918)	1,214	2,950
Total in 2018	2,957,154	(1,437,078)	1,520,076
Total in 2017	2,970,686	(1,320,248)		1,650,438

b)   Prepaid expenses

	On June 30 - R$ thousand
	2018	2017
Deferred insurance acquisition costs (1)	1,001,111	1,324,510
Commission on the placement of loans and financing (2)	462,456	477,827
Advertising and marketing expenses (3)	146,674	57,349
Other (4)	1,019,875	1,090,844
Total	2,630,116	2,950,530

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On June 30 - R$ thousand
	2018	2017
- Cielo S.A.	4,353,993	4,118,924
- Elo Participações S.A.	1,185,702	1,027,388
- Fleury S.A.	670,595	650,348
- IRB-Brasil Resseguros S.A.	511,188	671,112
- Swiss Re Corporate Solutions Brasil	458,254	-
- Aquarius Participações S.A.	316,051	312,800
- Haitong Banco de Investimento do Brasil S.A.	102,958	116,760
- Others	397,398	371,671
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,996,139	7,269,003
- Tax incentives	234,717	234,717
- Other investments	169,243	168,717
Provision for:
- Tax incentives	(207,933)	(207,933)
- Other investments	(46,802)	(46,820)
Total investments	8,145,364	7,417,684

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Notes to the Consolidated Financial Statements

b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies	In the six month period ended June 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN)			2018	2017
- Elo Participações S.A. (2)	1,052,000	2,370,930	372	-	50.01%	282,078	141,067	104,471
- Aquarius Participações S.A.	518,592	645,002	254,110	-	49.00%	106,982	52,421	49,168
- Haitong Banco de Investimento do Brasil S.A.	420,000	514,790	12,734	12,734	20.00%	(6,985)	(1,397)	(10,544)
- Others (3)							583,698	551,361
Share of profit (loss) of unconsolidated and jointly controlled companies							775,789	694,456

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies; and
(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

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13)    PREMISES AND EQUIPMENT

	On June 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	2,224,187	(678,119)	1,546,068	1,177,292
- Land	-	899,779	-	899,779	854,333
Facilities, furniture and premises and equipment	10%	5,222,406	(2,896,397)	2,326,009	2,460,917
Security and communication systems	10%	361,425	(224,229)	137,196	137,586
Data processing systems	20 to 40%	7,549,605	(4,954,236)	2,595,369	2,503,287
Transportation systems	10 to 20%	88,709	(54,397)	34,312	43,856
Fixed Assets in course	-	53,835	-	53,835	181,598
Total in 2018		16,399,946	(8,807,378)	7,592,568
Total in 2017		15,009,233	(7,650,364)		7,358,869

The fixed assets to shareholders’ equity ratio is 44.9% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$7,926,986 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,830,861 thousand recognized in ‘Permanent Assets – Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$6,096,125 thousand arose from the acquisition of shares of subsidiaries/shared control, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the first semester of 2018, goodwill was amortized totaling R$1,255,491 thousand (R$1,184,031 thousand in 2017) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	5,847,062	(2,083,588)	3,763,474	2,109,323
Software (2)	20%	11,861,330	(8,348,403)	3,512,927	3,827,855
Goodwill (3)	Up to 20%	11,496,767	(5,400,642)	6,096,125	8,660,768
Other	Contract	65,600	(31,648)	33,952	51,530
Total in 2018		29,270,759	(15,864,281)	13,406,478
Total in 2017		27,008,380	(12,358,904)		14,649,476

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$574,764 thousand, Odontoprev - R$64,304 thousand, Bradescard Mexico - R$16,163 thousand, Europ Assistance - R$1,849 thousand, Bradesco BBI S.A. - R$108,789 thousand and Kirton Bank - R$5,321,860 thousand.

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c)   Changes in intangible assets by type

	On June 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,051,898	250,115	(538,539)	3,763,474
Software	3,790,418	383,415	(660,906)	3,512,927
Goodwill – Future profitability	3,761,412	4,191	(458,265)	3,307,338
Goodwill – Based on intangible assets and other reasons	2,548,412	-	(466,777)	2,081,635
Goodwill – Difference in fair value of assets/liabilities	1,048,717	(11,116)	(330,449)	707,152
Other	32,993	4,038	(3,079)	33,952
Total in 2018	15,233,850	630,643	(2,458,015)	13,406,478
Total in 2017	16,338,785	660,710	(2,350,019)	14,649,476

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	31,216,803	-	-	-	31,216,803	30,607,724
● Savings deposits (1)	103,076,706	-	-	-	103,076,706	95,736,763
● Interbank deposits	1,202,201	397,396	18,593	27,711	1,645,901	530,268
● Time deposits (2)	12,080,437	13,444,159	13,348,086	124,332,164	163,204,846	133,323,857
Total in 2018	147,576,147	13,841,555	13,366,679	124,359,875	299,144,256
%	49.3	4.6	4.5	41.6	100.0
Total in 2017	134,612,567	13,178,067	9,462,504	102,945,474		260,198,612
%	51.7	5.1	3.6	39.6		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	110,105,526	10,328,891	3,768,231	2,334,442	126,537,090	100,900,029
● Government securities	99,413,361	227,315	31,247	-	99,671,923	48,963,151
● Debentures of own issuance	3,246,250	8,453,508	3,736,984	1,379,020	16,815,762	45,712,666
● Foreign	7,445,915	1,648,068	-	955,422	10,049,405	6,224,212
Third-party portfolio (1)	68,804,954	392,858	-	-	69,197,812	124,405,286
Unrestricted portfolio (1)	6,915,006	11,512	-	-	6,926,518	11,239,069
Total in 2018	185,825,486	10,733,261	3,768,231	2,334,442	202,661,420
%	91.6	5.3	1.9	1.2	100.0
Total in 2017	190,628,589	20,045,847	12,085,461	13,784,487		236,544,384
%	80.6	8.5	5.1	5.8		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	3,308,679	30,033,155	12,853,233	64,904,278	111,099,345	92,402,618
- Letters of credit for real estate	2,472,432	7,794,479	9,370,956	6,218,962	25,856,829	25,885,306
- Letters of credit for agribusiness	2,149,968	5,379,240	3,046,861	1,835,458	12,411,527	7,338,033
Subtotal	7,931,079	43,206,874	25,271,050	72,958,698	149,367,701	125,625,957
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	12,263	585,714	470,040	1,197,297	2,265,314	2,718,792
- MTN Program Issues (1)	2,290	39,932	-	1,114,664	1,156,886	286,587
- Issuance costs	-	-	-	(19,593)	(19,593)	(24,542)
Subtotal	14,553	625,646	470,040	2,292,368	3,402,607	2,980,837
Structured Operations Certificates	6,196	75,858	313,784	136,564	532,402	399,739
Total in 2018	7,951,828	43,908,378	26,054,874	75,387,630	153,302,710
%	5.2	28.6	17.0	49.2	100.0
Total in 2017	7,538,842	34,132,101	30,806,616	56,528,974		129,006,533
%	5.8	26.5	23.9	43.8		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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d)    Movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,011,308	150,807,358
Issuance	51,327,057	24,748,158
Interest	4,561,679	7,553,334
Settlement and interest payments	(38,107,061)	(54,189,925)
Exchange variation	509,727	87,608
Closing balance on June 30	153,302,710	129,006,533

e)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	In the six month period ended June 30 - R$ thousand
	2018	2017
Savings deposits	2,300,039	3,053,831
Time deposits	2,530,805	4,395,784
Securities sold under agreements to repurchase	7,966,325	12,445,548
Funds from issuance of securities	4,561,679	7,553,334
Subordinated debts (Note 18)	1,737,414	2,877,207
Other funding expenses	365,976	283,817
Subtotal	19,462,238	30,609,521
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	5,702,616	9,610,905
Total	25,164,854	40,220,426

16)    BORROWING AND ON-LENDING

a)   Borrowing

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil - Other Institutions	-	-	-	-	-	4,595
Overseas	4,310,302	9,131,226	11,236,271	655,832	25,333,631	23,428,759
Total in 2018	4,310,302	9,131,226	11,236,271	655,832	25,333,631
%	17.0	36.0	44.4	2.6	100.0
Total in 2017	4,601,032	11,453,977	5,456,273	1,922,072		23,433,354
%	19.6	48.9	23.3	8.2		100.0

b)   On-lending

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil	944,581	3,569,356	3,375,295	18,144,786	26,034,018	33,113,627
- FINAME	517,172	2,441,059	2,310,822	9,888,333	15,157,386	18,624,785
- BNDES	427,216	1,128,297	1,024,916	8,256,453	10,836,882	14,423,109
- National Treasury	-	-	38,238	-	38,238	64,143
- Other institutions	193	-	1,319	-	1,512	1,590
Total in 2018	944,581	3,569,356	3,375,295	18,144,786	26,034,018
%	3.6	13.7	13.0	69.7	100.0
Total in 2017	1,324,226	4,490,188	5,410,342	21,888,871		33,113,627
%	4.0	13.6	16.3	66.1		100.0

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c)     Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	99,704	404,799
- Overseas	8,336,399	865,869
- Exchange variation from assets and liabilities overseas	(4,011,644)	(260,729)
Subtotal borrowing	4,424,459	1,009,939
On-lending in Brazil:
- BNDES	444,164	594,927
- FINAME	391,407	352,380
- National Treasury	1,714	3,146
- Other institutions	2	24
On-lending overseas:
- Payables to foreign bankers (Note 10a)	339,639	670,637
Subtotal on-lending	1,176,926	1,621,114
Total	5,601,385	2,631,053

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. The period of adhesion for interested parties is for 02 (two) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$2,539,566 thousand (R$2,417,306 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

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-        IRPJ/CSLL on losses of credits – R$1,642,162 thousand (R$1,818,351 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$1,524,434 thousand (R$1,432,305 thousand in 2017): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$665,685 thousand (R$967,829 thousand in 2017): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-        INSS – Contribution to SAT – R$409,269 thousand (R$389,895 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On June 30 - R$ thousand
	2018	2017
Labor claims	5,989,460	5,424,197
Civil claims	5,443,371	5,077,427
Provision for tax risks	7,803,196	8,144,298
Total (Note 19b)	19,236,027	18,645,922

V -    Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	349,334	252,507	137,317
Provisions, net of (reversals and write-offs)	793,541	489,752	87,877
Payments	(708,211)	(645,451)	(11,366)
Balance on June 30, 2018	5,989,460	5,443,371	7,803,196

(1) Mainly include legal obligations.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if

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necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$6,425,178 thousand (R$6,039,972 thousand in 2017); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,986,645 thousand (R$4,788,245 thousand in 2017); c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,441,982 thousand (R$2,495,215 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,963,924 thousand (R$1,650,518 thousand in 2017); e) IRPJ and CSLL tax assessments for the years 2012 and 2013, due to the acquisition of operating expenses (CDI), related to funds that were capitalized among the companies of the Organization, whose assessed amount is R$ 1,649,533 thousand; f) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,416,045 thousand (R$1,358,577 thousand in 2017); g) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$575,842 thousand (R$711,345 thousand in 2017); and h) IRPJ and CSLL deficiency note, amounting to R$498,977 thousand (R$477,162 thousand in 2017) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

On May 31, 2016, criminal proceedings were opened against three members of Bradesco’s Board of Executive Officers was carried out by the Brazilian Federal Police under the so-called “Operation Zelotes.”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers, at that time, and a former member of its Board of Directors that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. Currently, only two of the members of Bradesco's Board of Directors remain in the process. They presented their responses in the criminal case, pointing out the facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for final allegations and the decision of the first degree court.

The Company's management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all the information to the competent regulatory bodies, in Brazil and abroad.

On account of the news of Operation Zealots, a class action was filed in the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On October 21, 2016, the plaintiff leader appointed by the court presented the addendum of the (Action Complaint) pointing us as defendants, Bradesco and three members of its Board of Executive Officers, at that time. The demand is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS Bradesco between August 8, 2014 and July 27, 2016. Demand has passed to the discovery phase, so the limitation of the aforementioned class would be maintained. Considering the stage that the demand is, it is not possible, to gauge the exposure and there are insufficient elements to carry out a risk assessment.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda on the opening of an Administrative Accountability Process ("PAR"). This process may imply the application of a fine and / or mention in public lists that may eventually bring restrictions on business with public entities.

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18)    SUBORDINATED DEBT

a)     Composition by maturity

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	66,261	59,165
Financial bills:
2017 (1)	6	-	-	4,137,605
2018 (2)	6	277,547	483,418	10,020,338
2019	6	21,858	37,751	34,794
2017 (1)	7	-	-	48,988
2018 (2)	7	81,350	187,130	303,367
2019	7	3,172,835	3,463,740	3,430,347
2020	7	1,700	2,931	2,704
2022	7	4,305,011	5,800,914	5,357,935
2023	7	1,359,452	1,763,720	1,620,946
2024	7	67,450	77,227	70,671
2018 (2)	8	-	-	113,780
2019	8	12,735	29,959	26,632
2020	8	28,556	56,876	52,066
2021	8	1,236	2,114	1,962
2023	8	1,706,846	2,363,547	2,151,832
2024	8	136,695	165,864	152,059
2025	8	6,193,653	6,421,420	6,346,344
2021	9	7,000	13,589	12,558
2024	9	4,924	7,011	6,217
2025	9	400,944	473,998	443,762
2021	10	19,200	42,770	38,747
2022	10	54,143	104,104	95,355
2023	10	688,064	1,108,844	1,041,595
2025	10	284,137	421,900	366,674
2026	10	361,196	458,892	417,858
2027	10	258,743	284,868	259,033
2026	11	3,400	4,332	3,998
2027	11	47,046	56,136	51,577
2028 (3)	11	74,764	80,684	-
Perpetual		5,000,000	5,204,706	5,373,689
Subtotal in Brazil			29,184,706	42,042,598
Overseas:
2019	10	1,333,575	2,941,734	2,523,950
2021	11	2,766,650	6,327,013	5,424,522
2022	11	1,886,720	4,315,207	3,700,034
Issuance costs on funding			(12,205)	(15,467)
Subtotal overseas			13,571,749	11,633,039
Total (4) (5)			42,756,455	53,675,637

(1) Subordinated debt transactions that matured in 2017;
(2) Transactions of subordinated debt due in the first semester of 2018;

(3) New issues of financial letters, in 2017, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$23,585,220 thousand (R$22,622,595 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(5) The information on results are presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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b)    Movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,179,401	52,611,063
Issuance	-	6,515,846
Interest	1,737,414	2,877,207
Settlement and interest payments	(11,087,550)	(8,501,057)
Exchange variation	1,927,190	172,578
Closing balance on June 30	42,756,455	53,675,637

19)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 33f)	3,643,429	3,675,178
Taxes and contributions on profit payable	1,985,118	2,073,341
Taxes and contributions payable	1,081,979	1,214,567
Total	6,710,526	6,963,086

b)   Sundry

	On June 30 - R$ thousand
	2018	2017
Credit card operations (1)	4,206,497	6,860,198
Civil, tax and labor provisions (Note 17b)	19,236,027	18,645,922
Loan assignment obligations	7,886,502	8,276,329
Provision for payments	7,971,708	7,677,933
Sundry creditors	4,463,208	5,583,105
Liabilities for acquisition of assets and rights	1,242,623	1,721,276
Obligations by quotas of investment funds	1,701,450	613,300
Other (2)	5,122,804	3,719,175
Total	51,830,819	53,097,238

(1) According to Bacen Circular Letter No. 3,828/17, which changes the accounting in payment arrangements (Credit Card Transactions), in June 2018, part of these transactions were classified under "Interbank accounts" in the amount of R$16,876,074 thousand. For comparison purposes, the balances of prior periods were also reclassified in the amount of R$16,188,307 thousand; and

(2) On June 30, 2018, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 9g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On June 30 - R$ thousand
	2018		2017
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	37,551,059	(282,664)	30,716,184	(156,113)
Bank sureties	33,162,821	(437,907)	39,733,861	(382,611)
Others	1,051,067	(46,242)	3,293,823	(55,073)
Total	71,764,947	(766,813)	73,743,868	(593,797)

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20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On June 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,198,482	1,030,578	211,444,914	194,727,094	-	-	212,643,396	195,757,672
Mathematical reserve for vested benefits	329,439	251,537	8,326,312	9,082,204	-	-	8,655,751	9,333,741
Mathematical reserve for capitalization bonds	-	-	-	-	6,856,355	6,295,414	6,856,355	6,295,414
Reserve for claims incurred but not reported (IBNR)	3,452,578	3,107,443	941,359	1,285,867	-	-	4,393,937	4,393,310
Unearned premium reserve	4,189,858	4,325,119	654,177	535,283	-	-	4,844,035	4,860,402
Complementary reserve for coverage	-	-	523,189	492,475	-	-	523,189	492,475
Reserve for unsettled claims	4,430,673	4,754,596	1,354,698	1,576,136	-	-	5,785,371	6,330,732
Reserve for financial surplus	-	-	542,545	520,251	-	-	542,545	520,251
Reserve for draws and redemptions	-	-	-	-	922,948	950,211	922,948	950,211
Other reserves (4)	2,189,743	2,001,824	4,620,498	2,592,663	93,371	111,771	6,903,612	4,706,258
Total technical provisions	15,790,773	15,471,097	228,407,692	210,811,973	7,872,674	7,357,396	252,071,139	233,640,466

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b)   Guarantees for technical provisions

	On June 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Total technical provisions	15,790,773	15,471,097	228,407,692	210,811,973	7,872,674	7,357,396	252,071,139	233,640,466
(-) Commercialization surcharge – extended warranty	(93,896)	(199,179)	-	-	-	-	(93,896)	(199,179)
(-) Portion corresponding to contracted reinsurance	(170,986)	(773,943)	(14,561)	(38,918)	-	-	(185,547)	(812,861)
(-) Receivables	(965,525)	(1,038,596)	-	-	-	-	(965,525)	(1,038,596)
(-) Unearned premium reserve – Health and dental insurance (3)	(1,311,828)	(1,249,575)	-	-	-	-	(1,311,828)	(1,249,575)
(-) Reserves from DPVAT agreements	(597,179)	(507,938)	-	-	-	-	(597,179)	(507,938)
To be insured	12,651,359	11,701,866	228,393,131	210,773,055	7,872,674	7,357,396	248,917,164	229,832,317

Investment fund quotas (VGBL and PGBL)	-	-	193,621,436	178,039,264	-	-	193,621,436	178,039,264
Investment fund quotas (excluding VGBL and PGBL)	5,616,880	6,239,508	21,095,458	23,019,770	1,039,066	1,842,557	27,751,404	31,101,835
Government securities	9,775,223	6,799,596	19,397,829	16,627,425	7,655,008	6,429,835	36,828,060	29,856,856
Shares	2,637	2,331	1,028,109	1,555,269	-	-	1,030,746	1,557,600
Private securities	14,901	92,008	152,994	161,498	37,921	39,819	205,816	293,325
Total technical provision guarantees	15,409,641	13,133,443	235,295,826	219,403,226	8,731,995	8,312,211	259,437,462	240,848,880

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses” and “Other reserves”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15; and

(4) In Other technical provisions, Life and Pension Plan, includes the transfer of R$ 2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, with the authorization of SUSEP.

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	In the six month period ended June 30 - R$ thousand
	2018	2017
Written premiums	19,022,785	18,407,621
Pension plan contributions (including VGBL)	13,994,030	15,242,822
Capitalization bond income	3,095,466	3,009,214
Granted coinsurance premiums	(24,608)	(28,635)
Refunded premiums	(294,853)	(170,802)
Net written premiums earned	35,792,820	36,460,220
Reinsurance premiums paid	(37,101)	(139,739)
Insurance, pension plan and capitalization bond retained premiums	35,755,719	36,320,481

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	4,992	17,490
Other (1)	596,254	455,379
Total	601,246	472,869

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2018 (1)	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at June 30, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Extraordinary General Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

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c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2018, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first  semester of 2018, of R$1,212,000 thousand, of which R$0.172465322 are per common share and R$0.189711854 per preferred share, whose payment was made on July 16, 2018.

Interest on shareholders’ equity for the year ended June 30, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,994,508
(-) Legal reserve	449,725
Adjusted calculation basis	8,544,783
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,565,076
Withholding income tax on interest on shareholders' equity	(534,761)
Interest on shareholders' equity (net) accumulated on June 30, 2018	3,030,315	35.46
Interest on shareholders' equity (net) accumulated on June 30, 2017	2,388,635	31.50

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	621,136	93,170	527,966
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest paid on shareholders´ equity	0.170149	0.187164	1,087,022	163,053	923,969
Total accrued on June 30, 2017	0.446142	0.490756	2,810,158	421,523	2,388,635

Monthly interest on shareholders’ equity paid	0.103499	0.113849	694,268	104,140	590,128
Intermediary interest paid on shareholders’ equity (1)	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders’ equity provisioned	0.236045	0.259650	1,658,808	248,821	1,409,987
Total accrued on June 30, 2018	0.512010	0.563211	3,565,076	534,761	3,030,315
(1) Paid on june 16, 2018.

d)   Treasury shares

Bradesco acquired a total of 5,535,803 common shares and 20,741,320 preferred shares for a total amount of R$440,514 thousand in the six months ended June 30, 2018 which all remain in treasury, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$24.38 per common share and R$26.90 per preferred share on June 30, 2018.

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Notes to the Consolidated Financial Statements

23)    FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand
	2018	2017
Credit card income	3,377,417	3,307,532
Checking account	3,510,191	3,249,275
Loans	1,525,364	1,505,321
Collections	1,005,424	952,933
Consortium management	794,656	747,669
Asset management	788,057	679,990
Underwriting/ Financial Advisory Services	409,604	333,597
Custody and brokerage services	417,293	375,056
Payments	224,047	208,659
Other	312,788	296,250
Total	12,364,841	11,656,282

24)    PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand
	2018	2017
Salaries	4,158,316	4,409,845
Benefits	2,140,232	2,208,583
Social security charges	1,436,459	1,598,099
Employee profit sharing	753,888	758,236
Provision for labor claims	793,541	372,354
Training	58,582	73,292
Total	9,341,018	9,420,409

25)    OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Outsourced services	2,323,747	2,349,701
Depreciation and amortization	1,376,992	1,312,684
Data processing	1,141,149	1,090,705
Communication	779,921	834,196
Asset maintenance	554,886	556,527
Rental	568,074	577,313
Financial system services	470,345	521,407
Advertising and marketing	474,422	328,345
Security and surveillance	383,676	416,863
Transport	372,026	382,322
Water, electricity and gas	204,639	212,998
Supplies	112,170	135,851
Travel	136,248	117,569
Other	487,819	503,346
Total	9,386,114	9,339,827

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26)    TAX EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	1,440,232	1,969,119
Social Integration Program (PIS) contribution	239,697	325,663
Tax on Services (ISSQN)	486,633	340,946
Municipal Real Estate Tax (IPTU) expenses	79,077	75,757
Other	172,889	205,199
Total	2,418,528	2,916,684

27)    OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand
	2018	2017
Other interest income	1,051,677	994,121
Reversal of other operating provisions (1)	986,821	4,008,717
Revenues from recovery of charges and expenses	155,612	169,459
Gains on sale of goods	9,645	3,631
Other	1,273,186	1,169,321
Total	3,476,941	6,345,249

(1) In the first semester of 2018, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

28)    OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand
	2018	2017
Other finance costs	2,103,576	2,409,385
Sundry losses	840,576	840,620
Discount granted	707,330	697,560
Commissions on loans and financing	304,370	495,988
Intangible assets amortization - payroll	538,539	496,893
Goodwill amortization (Note 14a)	1,255,491	1,184,031
Other (1)	3,172,799	3,510,505
Total	8,922,681	9,634,982

(1) In the first semester of 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

29)    NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(305,815)	(264,721)
Recording/reversal of non-operating provisions (1)	(57,162)	(80,094)
Other	34,431	52,354
Total	(328,546)	(292,461)

(1) Includes primarily allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On June 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	449,430	644,567	-	-	449,430	644,567
Securities and derivative financial instruments	16,297	-	-	-	-	-	16,297	-
Other receivables and assets	48	-	369,797	7,675	-	-	336,936	7,675
Liabilities
Demand deposits/Savings accounts	25	23	12,021	1,162	14,983	16,383	27,029	17,568
Time deposits	956,146	1,345,381	914,189	135,177	197,858	79,084	2,068,193	1,559,642
Securities sold under agreements to repurchase	1,503,897	753,868	27,551	214,798	5,494	11,953	1,536,942	980,619
Funds from issuance of securities and subordinated debts	9,088,304	6,153,422	-	-	824,270	820,496	9,912,574	6,973,918
Derivative financial instruments	2,649	24,554	-	-	-	-	2,649	24,554
Interest on own capital and dividends payable	942,964	752,326	-	-	-	-	942,964	752,326
Other liabilities	-	-	9,715,317	9,895	-	-	9,715,317	9,895

	In the six month period ended June 30 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	-	-	19,208	30,950	-	-	19,208	30,950
Financial intermediation expenses	(381,028)	(471,449)	(8,431)	(21,520)	(28,474)	(49,558)	(417,933)	(542,527)
Income from services provided	48	-	158,271	198,958	-	-	158,319	198,958
Expenses in operations with derivatives	-	(23,906)	-	-	-	-	-	(23,906)
Revenues in operations with derivatives	12,822	-	-	-	-	-	12,822	-
Other expenses net of other operating revenues	25,449	(1,281)	(1,226,324)	(111,045)	(42,431)	-	(1,243,987)	(112,326)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$529,930 thousand was set for Management compensation and R$534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	In the six month period ended June 30 - R$ thousand
	2018	2017
Salaries	216,332	220,074
Total	216,332	220,074

Post-employment benefits

	In the six month period ended June 30 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	234,843	224,201
Total	234,843	224,201

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30
	2018	2017
● Common shares	0.55%	0.69%
● Preferred shares	1.09%	1.13%
● Total shares (1)	0.82%	0.91%

(1) On June 30, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.38% of common shares, 1.12% of preferred shares and 1.75% of all shares (3.12% of common shares, 1.17% of preferred shares and 2.15% of all shares in 2017).

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Notes to the Consolidated Financial Statements

31)    RISK AND CAPITAL MANAGEMENT

a)     Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	74,793,447	77,322,435
Common equity	69,588,741	71,948,746
Shareholders’ equity	113,038,723	106,807,513
Non-controlling interest / Other	108,510	39,089
Prudential adjustments (1)	(43,558,492)	(34,897,856)
Additional capital	5,204,706	5,373,689
Tier II capital	22,991,523	25,727,605
Subordinated debts (Resolution No. 4,192/13)	16,594,492	16,998,232
Subordinated debts (previous to CMN Resolution No. 4,192/13)	6,397,031	8,729,373
Reference Equity (a)	97,784,970	103,050,040

- Credit risk	588,341,324	550,858,207
- Market risk	16,070,748	20,530,346
- Operational risk	53,509,834	47,222,493
Risk-weighted assets – RWA (b)	657,921,906	618,611,046

Basel ratio (a/b)	14.9%	16.7%
Tier I capital	11.4%	12.5%
- Principal capital	10.6%	11.6%
- Additional capital	0.8%	0.9%
Tier II capital	3.5%	4.2%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

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c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On June 30 - R$ thousand
	2018	2017
Fixed rates	34,814	22,338
IGPM/IPCA	776	1,014
Exchange coupon	104	139
Foreign currency	327	245
Equities	312	94
Sovereign/Eurobonds and Treasuries	3,119	2,363
Other	8,729	148
Correlation/diversification effect	(3,520)	(1,208)
VaR (Value at Risk)	44,661	25,133

Amounts net of tax.

e)    Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.85 a scenario of R$3.89 was used, while for a 1-year fixed interest rate of 7.65%, a 7.66% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.85 a scenario of R$4.82 was used, while for a 1-year fixed interest rate of 7.65%, a 9.56% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.85 a scenario of R$5.78 was used, while for a 1-year fixed interest rate of 7.65%, a 11.47% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On June 30 - R$ thousand
		Trading Portfolio (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,061)	(187,874)	(368,222)	(612)	(135,622)	(265,946)
Price indexes	Exposure subject to variations in price index coupon rates	(38)	(5,800)	(10,934)	(36)	(4,692)	(8,843)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(6)	(559)	(1,104)	(7)	(363)	(721)
Foreign currency	Exposure subject to exchange rate variations	(126)	(3,152)	(6,304)	(92)	(2,307)	(4,614)
Equities	Exposure subject to variation in stock prices	(82)	(2,058)	(4,115)	(24)	(1,198)	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(391)	(39,021)	(75,665)	(57)	(7,041)	(14,048)
Other	Exposure not classified in other definitions	-	(15)	(30)	-	(2)	(5)
Total excluding correlation of risk factors		(1,704)	(238,479)	(466,374)	(828)	(151,225)	(294,177)
Total including correlation of risk factors		(1,187)	(202,129)	(396,022)	(634)	(142,348)	(279,540)

(1) Amounts net of tax.

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Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On June 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(9,888)	(3,391,317)	(6,548,730)	(12,703)	(2,919,199)	(5,656,747)
Price indexes	Exposure subject to variations in price index coupon rates	(6,882)	(875,589)	(1,521,577)	(4,461)	(576,816)	(1,068,592)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,059)	(121,925)	(230,361)	(390)	(23,140)	(45,733)
Foreign currency	Exposure subject to exchange rate variations	(2,158)	(53,877)	(107,754)	(3,960)	(98,963)	(197,925)
Equities	Exposure subject to variation in stock prices	(15,206)	(380,140)	(760,280)	(15,354)	(383,500)	(768,434)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,619)	(150,202)	(294,581)	(2,943)	(128,620)	(232,913)
Other	Exposure not classified in other definitions	(1,203)	(30,070)	(60,139)	(11)	(285)	(569)
Total excluding correlation of risk factors		(40,015)	(5,003,120)	(9,523,422)	(39,822)	(4,130,523)	(7,970,913)
Total including correlation of risk factors		(26,088)	(4,060,049)	(7,803,724)	(27,541)	(3,707,424)	(7,155,441)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

f)     Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table sets forth details of the loans made within the Equator Principles contracted in the last 12 months (from July 2017 to June 2018):

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	-	-
Infrastructure	-	1	-
Region
Northeast	-	-	-
Southeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

In the first semester of 2018 there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

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g)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On June 30 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,210,274,356	1,118,057,636	92,216,720	72,152,749
Cash and due from banks	15,305,794	10,287,439	5,018,355	3,843,821
Interbank investments	108,674,003	106,039,979	2,634,024	1,249,623
Securities and derivative financial instruments	534,314,942	510,898,811	23,416,131	19,041,171
Interbank and interdepartmental accounts	72,886,101	72,886,101	-	-
Loans and leases	306,993,348	270,803,780	36,189,568	33,102,196
Other receivables and assets	172,100,168	147,141,526	24,958,642	14,915,938
Permanent assets	29,144,410	29,106,086	38,324	39,785
Investments	8,145,364	8,145,364	-	-
Premises and equipment and leased assets	7,592,568	7,569,151	23,417	24,391
Intangible assets	13,406,478	13,391,571	14,907	15,394
Total	1,239,418,766	1,147,163,722	92,255,044	72,192,534

Liabilities
Current and long-term liabilities	1,125,390,739	1,040,346,175	85,044,564	68,702,926
Deposits	299,144,256	280,535,522	18,608,734	16,154,351
Securities sold under agreements to repurchase	202,661,420	192,612,015	10,049,405	6,224,212
Funds from issuance of securities	153,302,710	149,900,104	3,402,606	2,980,837
Interbank and interdepartmental accounts	22,886,392	19,804,104	3,082,288	3,393,066
Borrowing and on-lending	51,367,649	25,871,122	25,496,527	23,790,249
Derivative financial instruments	16,603,583	15,469,890	1,133,693	253,655
Technical provision for insurance, pension plans and capitalization bonds	252,071,138	252,064,674	6,464	3,345
Other liabilities:
- Subordinated debts	42,756,455	29,184,706	13,571,749	11,633,039
- Others	84,597,136	74,904,038	9,693,098	4,270,172
Deferred income	388,058	388,058	-	-
Non-controlling interests in subsidiaries	601,246	601,246	-	-
Shareholders’ equity	113,038,723	113,038,723	-	-
Total	1,239,418,766	1,154,374,202	85,044,564	68,702,926

Net position of assets and liabilities			7,210,480	3,489,608
Net position of derivatives (2)			(63,324,679)	(48,559,070)
Other net off-balance-sheet accounts (3)			(643,360)	149,874
Net exchange position (liability)			(56,757,559)	(44,919,588)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

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II - The statement of financial position by maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	682,203,659	101,798,786	109,986,866	316,285,045	-	1,210,274,356
Cash and due from banks	15,305,794	-	-	-	-	15,305,794
Interbank investments (1)	97,089,475	8,441,538	1,950,672	1,192,318	-	108,674,003
Securities and derivative financial instruments (1) (2)	395,483,778	7,534,069	53,661,047	77,636,048	-	534,314,942
Interbank and interdepartmental accounts	71,614,284	51,260	-	1,220,557	-	72,886,101
Loans and leases	30,104,317	62,925,726	45,596,063	168,367,242	-	306,993,348
Other receivables and assets	72,606,011	22,846,193	8,779,084	67,868,880	-	172,100,168
Permanent assets	471,125	2,352,922	2,770,630	14,167,060	9,382,673	29,144,410
Investments	-	-	-	-	8,145,364	8,145,364
Premises and equipment	112,732	563,658	676,390	5,340,009	899,779	7,592,568
Intangible assets	358,393	1,789,264	2,094,240	8,827,051	337,530	13,406,478
Total on June 30, 2018	682,674,784	104,151,708	112,757,496	330,452,105	9,382,673	1,239,418,766
Total on June 30, 2017	643,403,746	91,628,554	67,115,188	378,704,627	8,272,017	1,189,124,132

Liabilities
Current and long-term liabilities	650,987,432	87,562,632	62,517,327	324,323,348	-	1,125,390,739
Deposits (3)	147,576,147	13,841,555	13,366,679	124,359,875	-	299,144,256
Securities sold under agreements to repurchase (1)	185,825,486	10,733,261	3,768,231	2,334,442	-	202,661,420
Funds from issuance of securities	7,951,828	43,908,378	26,054,874	75,387,630	-	153,302,710
Interbank and interdepartmental accounts	22,886,392	-	-	-	-	22,886,392
Borrowing and on-lending	5,254,883	12,700,582	14,611,566	18,800,618	-	51,367,649
Derivative financial instruments	14,949,538	597,299	413,754	642,992	-	16,603,583
Technical provisions for insurance, pension plans and capitalization bonds (3)	215,572,484	3,781,977	1,600,151	31,116,526	-	252,071,138
Other liabilities:
- Subordinated debts	91,933	566,410	439,271	41,658,841	-	42,756,455
- Others	50,878,741	1,433,170	2,262,801	30,022,424	-	84,597,136
Deferred income	388,058	-	-	-	-	388,058
Non-controlling interests in subsidiaries	-	-	-	-	601,246	601,246
Shareholders’ equity	-	-	-	-	113,038,723	113,038,723
Total on June 30, 2018	651,375,490	87,562,632	62,517,327	324,323,348	113,639,969	1,239,418,766
Total on June 30, 2017	612,965,358	94,705,072	79,311,742	294,861,578	107,280,382	1,189,124,132

Net assets accumulated on June 30, 2018	31,299,294	47,888,370	98,128,539	104,257,296
Net assets accumulated on June 30, 2017	30,438,388	27,361,870	15,165,316	99,008,365

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first semester of 2018 totaled R$475,848 thousand (R$474,174 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 2,198,814 thousand during the first semester of 2018 (R$2,281,875 thousand in 2017).

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Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	In the six month period ended June 30 - R$ thousand
	2018	2017
Income before income tax and social contribution	8,690,914	10,647,827
Total burden of income tax and social contribution at the current rates (1)	(3,910,911)	(4,791,522)
Effect on the tax calculation:
Equity investment in unconsolidated and jointly controlled companies	349,105	312,505
Net non-deductible expenses of nontaxable income	233,168	196,422
Interest on shareholders’ equity (paid and payable)	1,604,284	1,264,571
Other amounts (2)	2,129,115	415,505
Income tax and social contribution for the period	404,761	(2,602,519)

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(3,475,157)	(5,676,269)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	992,259	4,075,395
Use of opening balances of:
Social contribution loss	(256,981)	(499,235)
Income tax loss	(277,122)	(606,943)
Constitution in the period on:
Social contribution loss	1,285,728	55,580
Income tax loss	2,136,034	48,953
Total deferred tax assets	3,879,918	3,073,750
Income tax and social contribution for the period	404,761	(2,602,519)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease	Balance on 06/30/2018
Allowance for loan losses	29,789,386	3,947,333	2,842,983	30,893,736
Civil provisions	2,191,002	430,617	462,530	2,159,089
Tax provisions	2,874,482	84,040	74,282	2,884,240
Labor provisions	2,160,997	449,389	200,494	2,409,892
Provision for devaluation of securities and investments	239,482	27,177	17,685	248,974
Provision for devaluation of foreclosed assets	607,613	123,251	146,357	584,507
Adjustment to fair value of trading securities	3,704,394	546,698	1,099,633	3,151,459
Amortization of goodwill	346,069	19,491	9,200	356,360
Provision for interest on shareholder's equity (1)	-	746,464	-	746,464
Other	4,921,716	1,186,500	1,715,537	4,392,679
Total deductible taxes on temporary differences	46,835,141	7,560,960	6,568,701	47,827,400
Income tax and social contribution losses in Brazil and overseas	5,003,872	3,421,762	534,103	7,891,531
Subtotal (2)	51,839,013	10,982,722	7,102,804	55,718,931
Adjustment to fair value of available-for-sale securities	557,807	845,178	90,246	1,312,739
Total deferred tax assets (Note 10b)	52,396,820	11,827,900	7,193,050	57,031,670
Deferred tax liabilities (Note 33f)	4,562,687	890,058	1,809,316	3,643,429
Deferred tax assets, net of deferred tax liabilities	47,834,133	10,937,842	5,383,734	53,388,241
- Percentage of net deferred tax assets on capital (Note 31)	45.7%			54.6%
- Percentage of net deferred tax assets over total assets	3.9%			4.3%

(1) The tax credit on interest on shareholder’s equity is accounted for up to the permitted tax limit; and

(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the deferred tax assets, are calculated based on the expected implementation.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	3,662,148	2,612,151	122,865	87,685	6,484,849
2019	7,365,835	4,342,178	285,416	110,753	12,104,182
2020	6,684,642	3,888,800	454,769	179,773	11,207,984
2021	5,368,177	3,113,579	807,629	414,149	9,703,534
2022	3,757,072	2,204,317	555,237	322,712	6,839,338
After 2022	2,887,231	1,941,270	2,251,004	2,299,539	9,379,044
Total	29,725,105	18,102,295	4,476,920	3,414,611	55,718,931

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2018, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$52,138,303 thousand (R$49,698,995 thousand in 2017), of which: R$44,741,311 thousand (2017 - R$45,488,454 thousand) of temporary differences; and R$7,396,992 thousand (R$4,210,541 thousand in 2017) to tax losses and negative basis of social contribution.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On June 30, 2018, deferred tax assets of R$13,639 thousand (R$19,559 thousand in 2017) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On June 30 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	624,190	1,059,687
Difference in depreciation	242,456	328,103
Judicial deposit and others	2,776,783	2,287,388
Total	3,643,429	3,675,178

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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34)    OTHER INFORMATION

a)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On June 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2018		2018	2017	2018	2017
Securities and derivative financial instruments (Notes 3e, 3f and 7)	534,314,942	535,608,218	(593,521)	3,477,194	1,293,276	2,609,460
- Adjustment of available-for-sale securities (Note 7bII)			(1,886,797)	867,734	-	-
- Adjustment of held-to-maturity securities (Note 7c item 4)			1,293,276	2,609,460	1,293,276	2,609,460
Loan and leases (Notes 2, 3g and 9) (1)	390,105,004	390,816,162	711,158	(3,841,295)	711,158	(3,841,295)
Investments (Notes 3j and 12) (2)	8,145,364	27,080,807	18,935,443	24,205,864	18,935,443	24,205,864
Treasury shares (Note 22d)	440,514	692,904	-	-	252,390	229,174
Time deposits (Notes 3n and 15a)	163,204,846	162,939,554	265,292	306,739	265,292	306,739
Funds from issuance of securities (Note 15c)	153,302,710	152,607,659	695,051	(146,878)	695,051	(146,878)
Borrowing and on-lending (Notes 16a and 16b)	51,367,649	51,190,759	176,890	295,763	176,890	295,763
Subordinated debts (Note 18)	42,756,455	43,147,100	(390,645)	(902,504)	(390,645)	(902,504)
Unrealized gains excluding tax			19,799,668	23,394,883	21,938,855	22,756,323

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

b)    The Organization manages investment funds and portfolios with net assets which, on June 30, 2018, amounted to R$843,865,461 thousand (R$776,647,165 thousand in 2017).

c)   Consortium funds

	On June 30 - R$ thousand
	2018	2017
Monthly estimate of funds receivable from consortium members	648,493	607,210
Contributions payable by the group	30,638,913	30,245,004
Consortium members - assets to be included	26,553,286	26,388,770
Credits available to consortium members	6,162,460	5,796,239

b)

	On June 30 - In units
	2018	2017
Number of groups managed	3,489	3,610
Number of active consortium members	1,443,669	1,384,333
Number of assets to be included	616,613	629,062

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until June 30, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco in prior periods were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 8, 2018, Bradesco published its consolidated financial statements for December 31, 2017 and 2016 on its website, in accordance with IFRS.

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Notes to the Consolidated Financial Statements

e)     In the first semester of 2018, in order to adjust the structural levels of compulsory deposits, simplify and improve the rules and induce a reduction in the cost of credit, the Central Bank changed its rules for the collection of compulsory deposits, according to the table below:

Description	Standard before amendment	Amended standard
Savings deposits	The compulsory savings reserve was 24.5% on the calculation basis defined in regulation.	As from May 7, 2018, the compulsory deposit on savings deposits was reduced to 20% on the calculation basis defined in regulation.
Savings deposits (Rural)	The reserve requirements on rural savings was 21% on the basis of calculation defined in regulation.	As from May 7, 2018, the compulsory deposit on rural savings was reduced to 20% on the calculation basis defined in regulation.
Demand deposits

The daily verification of compliance with the requirement to pay cash deposits was made in accordance with the sum of the daily closing balance of the Bank Reserves account, the arithmetic mean of the financial institution's deposits recorded under "1.1.1.10.00-6 Cash "of Cosif at the close of each business day of the respective calculation period up to the limit of 40% (forty percent) of the chargeable charge to the institution and of the balance of operations valid for deduction of the compulsory payment on demand, verified in the respective calculation period, considering their respective regulatory limits.

As from May 7, 2018, the daily verification of the compliance with the requirement of the compulsory deposit for demand deposits started to be made according to the sum of the daily closing balance of the Bank Reserves account and time base value, valid for deduction of reserve requirement on demand resources.

The deductibility value of the base calculation of the reserve requirement on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering) calculated in the calculation period, was R$ 70,000,000.00.

From May 7, 2018, the deductible value of the compulsory deposit on demand resources corresponding to the arithmetic average of the RSVs (Value Subject to Gathering)  calculated in the calculation period passed to R$ 200,000,000.00.

	The compulsory reserve on demand was 40%, based on the calculation basis defined in regulations.	As of May 7, 2018, the compulsory deposit on cash resources passed to 25%, based on the calculation defined in regulations.

f)      On July 20, 2018, Odontoprev, a controlled company of Bradesco Saúde S.A., informed the Market the acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza /Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, observing the achievement of the future targets of growth of the EBITDA for Odonto System on 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), Brazilian Central Bank – BACEN and Administrative Council for Economic Defense –CADE.

The transaction will be submitted to the approval of the shareholders of the company, in General Meeting expected for August 6, 2018.

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Management Bodies

Reference date: July 10, 2018	Gilvandro Matos Silva
	Jefferson Ricardo Romon	Integrated Risk Management Committee
Board of Directors	José Augusto Ramalho Miranda	and Capital Allocation
	José Gomes Fernandes	André Rodrigues Cano - Coordinator
Chairman	Julio Cardoso Paixão	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Klayton Tomaz dos Santos	Josué Augusto Pancini
	Manoel Guedes de Araujo Neto	Maurício Machado de Minas
Vice-Chairman	Marcos Antônio Martins	Marcelo de Araújo Noronha
Carlos Alberto Rodrigues Guilherme	Nairo José Martinelli Vidal Júnior	Moacir Nachbar Junior
	Oswaldo Tadeu Fernandes	Cassiano Ricardo Scarpelli
Members	Paulo Eduardo Waack	Eurico Ramos Fabri
Denise Aguiar Alvarez	Roberto França	Marlos Francisco de Souza Araujo
João Aguiar Alvarez	Roberto Medeiros Paula
Milton Matsumoto	Romero Gomes de Albuquerque	Risk Committee
Alexandre da Silva Glüher	Victor Rosa Marinho de Queiroz	José Alcides Munhoz - Coordinator
Josué Augusto Pancini		Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	Regional Officers	André Rodrigues Cano
Ademir Aparecido Correa Junior
Board	Alberto do Nascimento Lemos	Succession Planning and Nomination
	Almir Rocha	Committee
Executive Officers	Altair Luiz Guarda	Luiz Carlos Trabuco Cappi - Coordinator
Chief Executive Officer	Altair Naumann	Carlos Alberto Rodrigues Guilherme
Octavio de Lazari Junior	Amadeu Emilio Suter Neto	Milton Matsumoto
	Antonio Piovesan	Octavio de Lazari Junior
Executive Vice-Presidents	César Cabús Berenguer Silvany	André Rodrigues Cano
Josué Augusto Pancini	Delvair Fidêncio de Lima	Glaucimar Peticov
Maurício Machado de Minas	Francisco Assis da Silveira Junior
Marcelo de Araújo Noronha	Francisco Henrique França Fernandes	Sustainability and Diversity Committee
André Rodrigues Cano	Geraldo Dias Pacheco	Luiz Carlos Trabuco Cappi - Coordinator
Cassiano Ricardo Scarpelli	João Alexandre Silva	Carlos Alberto Rodrigues Guilherme
Eurico Ramos Fabri	João Pedro da Silva Villela	Milton Matsumoto
	Joel Queiroz de Lima	Alexandre da Silva Glüher
Managing Directors	José Flávio Ferreira Clemente	Josué Augusto Pancini
Denise Pauli Pavarina	José Roberto Guzela	Maurício Machado de Minas
Moacir Nachbar Junior	Luís Francisco da Silva Júnior	Octavio de Lazari Junior
Renato Ejnisman	Nelson Veiga Neto	Marcelo de Araújo Noronha
Walkiria Schirrmeister Marchetti	Osmar Sanches Biscuola	André Rodrigues Cano
	Paulo Roberto Andrade de Aguiar	Denise Pauli Pavarina
Deputy Directors		Moacir Nachbar Junior
Aurélio Guido Pagani	Committees Subordinated to the Board of	Eurico Ramos Fabri
Guilherme Muller Leal	Directors	Glaucimar Peticov
Luiz Carlos Brandão Cavalcanti Junior		Marcos Aparecido Galende
Rogério Pedro Câmara	Statutory Committees
João Carlos Gomes da Silva		Committee to the Chief Executive Officer
Bruno D´Avila Melo Boetger	Audit Committee
Glaucimar Peticov	Milton Matsumoto - Coordinator	Executive Disclosure Committee
José Ramos Rocha Neto	Paulo Roberto Simões da Cunha – Financial	Denise Pauli Pavarina - Coordinator
	Expert	Josué Augusto Pancini
Department Directors	Wilson Antonio Salmeron Gutierrez	Maurício Machado de Minas
Amilton Nieto		Octavio de Lazari Junior
André Bernardino da Cruz Filho	Compensation Committee	Marcelo de Araújo Noronha
André Ferreira Gomes	Luiz Carlos Trabuco Cappi - Coordinator	André Rodrigues Cano
Antonio Carlos Melhado	Carlos Alberto Rodrigues Guilherme	Moacir Nachbar Junior
Antonio Daissuke Tokuriki	Milton Matsumoto	Antonio José da Barbara
Antonio Gualberto Diniz	Valdirene Soares Secato (non-Manager)	Carlos Wagner Firetti
Antonio José da Barbara		Marcelo Santos Dall’Occo
Carlos Wagner Firetti	Non-Statutory Committees	Marcos Aparecido Galende
Clayton Camacho		Oswaldo Tadeu Fernandes
Edilson Wiggers	Compliance and Internal Control Committee	Haydewaldo Roberto Chamberlain da Costa
Edson Marcelo Moreto	Carlos Alberto Rodrigues Guilherme -
Fernando Antônio Tenório	Coordinator	Fiscal Consil
Frederico William Wolf	Milton Matsumoto
Hiroshi Obuchi	Alexandre da Silva Glüher	Sitting Members
João Albino Winkelmann	Josué Augusto Pancini	Ariovaldo Pereira - Coordinator
José Sérgio Bordin	Maurício Machado de Minas	Domingos Aparecido Maia
Layette Lamartine Azevedo Júnior	Marcelo de Araújo Noronha	José Maria Soares Nunes
Leandro José Diniz	André Rodrigues Cano	João Carlos de Oliveira
Lucio Rideki Takahama	Moacir Nachbar Junior	Walter Luis Bernardes Albertoni
Marcelo Frontini	Clayton Camacho
Marcelo Santos Dall’Occo	Edilson Wiggers	Deputy Members
Marcio Henrique Araujo Parizotto	Frederico William Wolf	Jorge Tadeu Pinto de Figueiredo
Marcos Aparecido Galende	Marlos Francisco de Souza Araujo	Nilson Pinhal
Marlos Francisco de Souza Araujo		Renaud Roberto Teixeira
Mauricio Gomes Maciel	Ethical Conduct Committee	José Luiz Rodrigues Bueno
Paulo Aparecido dos Santos	Carlos Alberto Rodrigues Guilherme -	Reginaldo Ferreira Alexandre
Paulo Manuel Taveira de Oliveira Ferreira	Coordinator
Roberto de Jesus Paris	Milton Matsumoto	Ombudsman Department
Waldemar Ruggiero Júnior	Alexandre da Silva Glüher	Nairo José Martinelli Vidal Júnior -
	Josué Augusto Pancini	Ombudsman
Directors	Maurício Machado de Minas
Albert Adell Roso	Octavio de Lazari Junior
Alexandre Cesar Pinheiro Quercia	Marcelo de Araújo Noronha	General Accounting Department
Antranik Haroutiounian	André Rodrigues Cano	Oswaldo Tadeu Fernandes
Carlos Alberto Alástico	Clayton Camacho	Accountant– CRC 1SP271968/O-5
Carlos Henrique Villela Pedras	Edilson Wiggers
Carlos Leibowicz	Frederico William Wolf
Edilson Dias dos Reis	Glaucimar Peticov
Edmir José Domingues	Nairo José Martinelli Vidal Júnior
Fernando Freiberger
Fernando Honorato Barbosa

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Independent Auditors’ Report on the Consolidated Financial Statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of June 30, 2018 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of June 30, 2018, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

▪         Allowance for doubtful accounts

As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements is R$ 35,152,645 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit addressed this matter

We evaluate the design, operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the determination of the allowance for doubtful accounts. We also evaluated whether the disclosures made in the consolidated financial statements, included in Notes 3g and 9.

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Independent Auditors’ Report on the Consolidated Financial Statements

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

▪ Measurement of financial instruments

As disclosed in the Notes 3e, 3f, 7 and 34a, derivative financial instruments amount to R$ 16,197,700  thousand (assets) and R$ (16,603,583) thousand (liabilities), available-for-sale securities amount to R$ 237,857,805 thousand and trading securities amount to R$ 224,020,543 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments whose the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts In addition, financial assets classified as available-for-sale and held-to-maturity are also evaluated for indications of evidence of impairment losses. Therefore, we consider the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluate the design, operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used, and we recalculate the amount of operations, as well as the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements described in Notes 3e, 3f, 7 and 34a.

Based on the evidence obtained from the procedures summarized above, we considered the market value measurement of financial instruments and respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪ Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 17, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 7,803,196  thousand, R$ 5,443,371 thousand, and R$ 5,989,460 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on test basis, we evaluate the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

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Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

▪ Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 57,031,670 thousand (Note 33) and intangible assets, which include goodwill on acquisitions in the amount of R$ 7,926,986 thousand and other intangible assets in the amount of R$ 3,763,474 thousand (Note 14) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections or at least the existence of indicators of impairment of assets. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we consider this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluate the reasonableness and consistency of the data and assumptions used in the preparation of this evaluation. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered the measurement of impairment and the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪ Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 244,198,465 thousand. In view of the uncertainties inherent in insurance and pension plans contracts, the process of determination and measurement of technical reserves which includes the liability adequacy test, involves a high judgment level. Bradesco continuously evaluates methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of Bradesco's judgment, subjectivity, uncertainties and the impact that eventual changes in assumptions and methodologies would have on the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit addressed this matter

On sampling basis, we tested the design, operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated, on a sample bases, the consistency of data and reasonableness of assumptions, such as loss ratio, mortality, longevity, persistency, conversion into income and interest rates, and we made the recalculation tests. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Notes 3o and 20.

Based on evidence obtained from the procedures summarized above, we considered Bradesco's estimate for the technical provisions of insurance and pension plans, as well as the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪ Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

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How our audit addressed this matter

The design, operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the consolidated financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for semester the ended June 30, 2018, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for semester the ended June 30, 2018 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated July 25, 2018.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco’s management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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Independent Auditors’ Report on the Consolidated Financial Statements

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Independent Auditors’ Report on the Consolidated Financial Statements

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current semester, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, July 25, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Audit Committee Report Summary

To the Board of Directors of the

BRADESCO ORGANIZATION

•                PRESENTATION

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/2004, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 - Lei das S/A (Corporation Law) and the Sarbanes-Oxley Act - for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, possessing its own Internal Regulation, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The Audit Committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the individual and consolidated financial statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Audit Committee is composed of a Board of Directors’ Member – Milton Matsumoto (coordinator), Paulo Roberto Simões da Cunha (financial specialist), and Wilson Antonio Salmeron Gutierrez. All the members meet the independence criteria set out in the current legislation.

•                DUTIES AND RESPONSIBILITIES

•         Management of Banco Bradesco and its Affiliated Companies

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (CVM) by the Sarbanes-Oxley Act (SOX); (ii) for preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations, and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, to acceptable levels of risk factors.

•         Internal Audit

The area directly subordinate to the Board of Directors. It responds by conducting periodic assignments, focused on the main risks, evaluating, wide and independently, the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Regulation, the Work Plan and the Annual Report on the Activities of the Internal Audit.

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Audit Committee Report Summary

•         Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual financial statements published and for the revision of the quarterly information (ITRs) filed with the CVM, issuing reports that reflect the results of their verifications and to present their independent opinion regarding the reliability of the financial statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

•         Risk Management and Monitoring

The Department of Risk Management (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the integrated vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

•         Compliance and Internal Controls

The Department of Compliance, Conduct and Ethics (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Program of Corporate Conduct (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, corporate and competitive conduct, anti-corruption, prevention of money laundering and the financing of terrorism,, and sanctions (restrictive lists).

•         Customer Call Center (SAC)

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of clients and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Related Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Areas.

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Audit Committee Report Summary

•                SUMMARY OF ACTIVITIES – FIRST HALF OF 2018

The Committee has participated in 139 meetings, especially those with the Board of Directors, with the Fiscal Council, with executives from the areas of Business, Information Technology, of Internal Control, Compliance and Risk Management, with the internal and independent auditors, and with the Central Bank of Brazil. The meetings, duly formalized in Minutes, are presented as:

In the scope of Continuing Education, the members of the Committee participate in congresses, seminars and refresher courses and technical/professional development, which totaled 72 hours in the first half of 2018.

The work plan of the Audit Committee, for the period mentioned, had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

•  Impairment: loans and advances portfolio, including guarantees, sureties and debentures;

•  Fair value of financial instruments: measuring the fair value of derivative instruments, available-for-sale securities and trading, and their impacts when IFRS 9 is applied;

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Audit Committee Report Summary

•  Tax, Civil and Labor Provisions: integrity of the database and criteria adopted for the accounting provisions;

•  Recoverable value of assets – Tax Credits and Premiums: achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;

•  Actuarial Technical Provisions: premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);

•  Relationship with Clients: regulatory compliance in meeting the consumer service standards: Customer Service (SAC/Ombudsman) and Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Program of Consumer Rights and Protection (Procon): commitment signed at the time of acquisition of HSBC;

•  Management of credit portfolios: evolution of different credit portfolios in the face of the economic framework, renewals, recoveries and concessions of new credits;

•  Compliance: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;

•  Internal Control Systems: effective action of the first three lines of defense, as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes.

•                Internal Audit

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Audit Committee with the Internal Audit.

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Program for Quality Certification of The Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

•                Independent Audit

With respect to the Audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in the first half of 2018, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented, in a timely manner, the results and main conclusions to the Audit Committee.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the Financial Statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigations.

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Audit Committee Report Summary

The Audit Committee has evaluated the proposals presented by KPMG to perform Other Services, in relation to the verification of the absence of conflicts of interest or risk of loss of independence.

Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", the Committee considers that the assignments were adequate to the business of the Organization.

•                Management and Monitoring of Risks

In the meetings during the first half of 2018 with the area responsible for the Integrated Control of Risks (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, weekly, the Audit Committee through the reports received, monitors the results of the "trading" portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Minimum Reserves of Liquidity (RML) and Liquidity Coverage Ratio (LCR). The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the "Banking" Portfolio with the correspondent Economic Value of Equity (∆EVE).

For the Credit Risks, monthly, the Committee meets with the area responsible for the Integrated Control of Risks for assessment of the evolution of the main Credit Portfolios, delinquency levels by individuals, legal entities and their respective Segments, as well as by modalities and sectors of the economy. In these meetings verifications are made as to the sufficiencies of provision, concentration levels and approaches for credit recovery.

•                Compliance and Internal Control System

The Management of the Internal Control System in the Bradesco Organization is exercised by an Independent Unit of the commercial areas.

During the first half of 2018, the Audit Committee monitored the work of the Department of Integrated Control of Risks (DCIR), in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

The evaluations were completed at the time of the meetings with the various business and control areas, with the independent and internal audits, in the monitoring of the main processes, and Management’s commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allow the Audit Committee to recognize that the activities carried out in the context of Compliance and Corporate internal control system are properly routed, considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

•                Customer Call Center (SAC)

In the meetings of the area of Ombudsman with the Audit Committee specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current normatized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of areas in the marketing of products and services of the Bradesco Organization.

•                Financial Statements of Banco Bradesco and Affiliated Companies

The Committee met with the areas of General Accounting (CG), Planning, Budget and Control (COPD), Internal Audit (IGL) and Independent Audit (KPMG) to assess the financial statements, the occasion in which the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published were verified.

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Audit Committee Report Summary

The accounting practices adopted were also examined, in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the semiannual balance sheet of June 30, 2018, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

The Committee held a semiannual meeting with the Board of Directors of the Bradesco Organization and with the Fiscal Council, at which time it presented the results of the work of its activities and the respective recommendations to be addressed to the executives.

•                CONCLUSION

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the fiscal year ended on June 30, 2018, accompanied by the Report of the Independent Auditors issued with no exceptions, recommends to the Board of Directors the approval of the mentioned Financial Statements.

Cidade de Deus, Osasco, SP, July 25, 2018.

MILTON MATSUMOTO

                                                                                              (Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

                                                                   (Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the first semester of 2018, and based on: (i) the Independent Auditors’ Report on that date; (ii) the technical feasibility study for use of deferred tax assets, prepared by Bradesco's Management, in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM; the Resolution No. 3,059/02, of National Monetary Council; and the Circular Letter No. 3,171/02, of the Brazilian Central Bank, whose values are shown in respective Explanatory Notes; (iii) meetings with Independent Auditors; (iv) Audit Committee reports; (v) analysis of documents and substantially, information received; and (vi) periodic meetings with administrators and managers of Bradesco's areas, concluded that the reviewed documents appropriately reflect the assets and liabilities, financial status and activities developed by Bradesco in the first semester of 2018, supporting Audit committee's opinion that internal controls are appropriate considering the size and complexity of its business, structured in conformity with internal and external standards, which are subjected and supported by financial reportings systems in order to assure operating efficiency.

In view of the foregoing, the Fiscal Council's members are of the opinion that the stated documents examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, July 25, 2018.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

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For further information, please contact:

Board of Executive Officers

Denise Pauli Pavarina

Director Executive Manager and Investor Relations Officer

Phone.: (11) 3684-4011

Fax.: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone.: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

Brazil

banco.bradesco.com/ri

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Director Manager and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.